424


03050253

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hypothekenbank In Essen AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

FILE NO. 82- 4883 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 4/24/02



HYPOTHEKENBANK IN ESSEN AG

Annual Report 2002


Hypothekenbank
in Essen AG

Please find enclosed with this Annual Report our brochure:

'In the spotlight: international real estate projects'
First-class real estate projects can only be put into practice at a profit if matching lenders are found on the international capital markets. An increasing number of international investors, developers and real estate companies trust in a partnership with Essen Hyp in order to benefit from our borrower-specific financing structures. This brochure provides detailed information about the know-how of our real estate specialists and our international property financing activities.

Should the brochure not be enclosed with your copy of our Annual Report, please do not hesitate to contact us by phone (+49 2 01 81 35-4 79), and we will be happy to send it to you. The brochure is also available for download as a pdf file on our website www.essenhyp.com.

Annual Report 2002

Publisher	Hypothekenbank in Essen AG, Essen
Design	vE&K Werbeagentur GmbH, Herthastraße 7, Essen
Photos (except for p. 23)	Tilo Karl, Essen
Printers	REHRMANN PLITT GmbH & Co. KG, Gelsenkirchen

This Annual Report is also available in German.
The German version of this Annual Report is the original and authoritative version.

10 successful years in retrospect

in € m, as at year-end*)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Balance sheet total	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979
Claims outstanding											
Mortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290
Public-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870
Securities issued by other borrowers**)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286
Other loans/other claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035
Bonds and notes issued											
Mortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884
Public-sector *Pfandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738
Other bonds and notes/other liabilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855
New lending commitments											
Mortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627
Public-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235
Securities issued by other borrowers**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420
Capital and reserves											
Subscribed capital and reserves***)	41	141	157	260	265	311	377	454	426	554	554
Profit-sharing certificates	0	31	36	54	54	129	187	243	255	279	284
Subordinated liabilities	0	33	33	130	130	155	189	244	244	298	297
Net interest and commission income	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5
General operating expenses											
Personnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8
Other administrative expenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4
Depreciation on and value adjustments to											
intangible and tangible assets	0.1	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0
Operating result	5.1	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3
Net income for the year	3.1	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2
Allocation to revenue reserves	3.1	5.1	0.0	5.1	5.1	15.3	25.6	33.2	0.0	0.0	0.0
Total distribution	0.0	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2

Notes: *) 1987 according to old accounting regulations · **) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures do not include bonds issued by Hypothekenbank in Essen AG · ***) After deduction of unpaid capital subscriptions in 1993

Contents

The charts and illustrations do not form an integral part of the Management Report.

This Annual Report is also available in German.
The German version of this Annual Report is the original and authoritative version.

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Dr. Wolfgang Schuppli
Deputy Chairman;
Lawyer, Wiesbaden

Andreas de Maizière
Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dieter Disse
Hypothekenbank in Essen AG, Essen

Dr. Eric Strutz
Head of Strategy and Controlling, Commerzbank AG, Frankfurt/Main

Board of Managing Directors

Hubert Schulte-Kemper
Chairman, Marl

Harald Pohl
Oberhausen

Michael Fröhner
Dortmund

Advisory Council

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Prof. em. Dr. Paul Klemmer
President of the Deutscher Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin

Berta Schuppli
Graduate Economist, Wiesbaden

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG, Berlin

Priv.-Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Dr. Klaus Marquardt
Chairman of the Supervisory Board, Westfalenbank AG, Bochum *(until December 31, 2002)*

Executive Vice Presidents

Norbert Boddenberg
Essen
(since January 1, 2003)

Hans-Jürgen Kröncke
Haltern

Trustees

Dieter Eberle
Lawyer, Essen

Dr. Johannes Werner Schmidt
Deputy, Essen

Manfred Arenz
Deputy, Essen
(since February 1, 2003)

Dr. Thomas Geer
Deputy, Essen



Hubert Schulte-Kemper,
Chairman of the Board
of Managing Directors

Annual Report 2002

Dear Business Colleagues,

One year ago we ended our Annual Report with an optimistic outlook. Our belief that Essen Hyp would see a favorable business and earnings development in 2002 was based on our conviction that we were well armed for future challenges. It is not without pride that we are now able to demonstrate to our shareholders, as well as to our capital market and other business partners, that our forecasts were not just bold predictions. On the contrary: the financial year 2002 turned out to be the most successful business year in the history of Hypothekenbank in Essen AG.
However, there is no doubt that the extremely difficult overall economic setting weighed on our business activities. The banking sector as a whole had to cope with an extremely hostile environment for capital market and property financing activities. The number of bankruptcies hit a record level, which, in turn, forced some credit institutions to increase their provision for possible loan losses. This fact alone took a disproportionate toll on the earnings situation of the sector as a whole. In view of the banks' weak earnings rating agencies were prompted to lower the ratings of numerous credit institutions.
The earnings performance of Hypothekenbank in Essen AG shows that our bank managed to swim against the tide, thus escaping the downward trend of the sector as a whole. We were able to generate the highest net interest and commission income in the track record of our company. At €187.5m, last year's satisfactory figure was topped by 9.7%. This increase is also a clear proof that our strategic realignment, i.e. the expansion of our property financing activities, is moving forward successfully. In the subsequent Management Report we will show you some of the properties financed by Essen Hyp as agent or as partner in a banking syndicate.
We also succeeded in further cutting back operating expenses, thus strengthening the bank's competitive position. Compared to the previous year, our cost income ratio has once again improved and now stands at only 12.4% – a clear proof of Essen Hyp's efficiency and flexibility. Thanks to this development we are able to take new lending commitments with lower margins – and thus lower risk – onto our books while still being in line with our predefined earnings targets.
The success of this strategy is reflected by the fact that the impact of provision for possible loan losses on our earnings performance was low by sector standards, despite our conservative risk assessment approach. Moreover, our bank benefits from its efficient risk management system, which ensures the recognition of credit risks at an early stage and the swift implementation of appropriate measures.
Essen Hyp's future success rests on solid foundations. We neither have to cope with an excessive cost burden, nor are we prepared to take credit exposures onto our books which hold the risk of leading to a substantial decline in earnings.
Our return on equity clearly shows that this strategy pays off for our shareholders. At 13.8%, compared to 13.5% in 2001, we can report a return on equity after tax which certainly secures us a leading position amongst German banks.
Our success proves us right – and this is why we will keep to our strategic positioning as a specialist bank in the future. In view of the lasting success of our business strategy we are confident that the rating agencies will see for themselves that Essen Hyp's current ratings do not adequately reflect our earnings power and moderate risk exposure. We will continue to ensure maximum transparency and provide our investors with all necessary information.
As regards our bank's staff, we expect every single employee to show complete commitment and a high degree of personal ability. If our employees had not accepted – and met – the quality standards set by the Board of Managing Directors, our excellent 2002 business results would not have been possible. Essen Hyp offered its employees a wide range of training programs and measures, which met with a positive response. The knowledge acquired by our employees now plays a key role in our everyday work. Our idea of launching an internal training program in co-operation with the University of Essen, with this program being tailored to Essen Hyp's specific requirements, proved extraordinarily successful. This concept will certainly serve as a benchmark for our bank's future personnel and knowledge-management measures.

Dear Business Colleagues,
Hypothekenbank in Essen AG can look back on an extraordinarily successful financial year. We have not only met, but even exceeded our business targets set for 2002. However, this does not in any way mean that we will rest on our laurels. We rather see our excellent performance as a further incentive. Bearing this in mind, we hope that at the beginning of 2004 we will once again be able to inform you that Essen Hyp has met the business targets set out in this Annual Report. To achieve this objective we will, as before, trust in the excellent co-operation with you, and in our open dialogue, which we would like to continue, for instance, during our 3rd International Capital Conference, to be held in Essen from July 10 to 12, 2003.

Hubert Schulte-Kemper

Management Report

Flexibility and efficiency – Essen Hyp again clearly showed that it possessed these two strengths in the financial year 2002. In addition to its traditional core activity, public-sector lending, the bank's second pillar, mortgage lending, made a substantial contribution to our excellent performance. This is reflected by the 3.9% increase in our operating result to €112.3m – the eighth increase in a row. Our return on equity after tax on the average core capital came to 13.8% compared to 13.5% in 2001. Essen Hyp's cost income ratio improved from 13.8% to 12.4%. To sum it up: our bank's strategic position once again stood the test – despite the extremely difficult overall business environment, and the dismal economic situation in the euro area in particular.



Global economic recovery on shaky grounds

In 2002 the world economy showed subtle signs of a recovery, with GDP growth in the G3 currency areas (United States, euro area and Japan) coming to 1.5% against not more than 0.6% in 2001. Once again, the United States was the motor for global economic growth. The loosening of U.S. monetary and fiscal policy in the aftermath of the September 11 terrorist attacks has begun to take effect. Nevertheless, the U.S. economy kept swinging back and forth between strong and weak growth due to a number of lagged effects: accounting scandals and headlines about misleading stocks recommendations from several U.S. investment banks sapped the confidence of U.S. shareholders in the integrity of corporate America, the U.S. security agencies warned of new terrorist attacks, the oil price rocketed by more than 50% due to the war risk in the Middle East and, finally, there was the threat of Argentina's financial crisis escalating even further. Despite this rather hostile environment, the U.S. economy grew by a robust 2.4% in the period under review thanks to tax cuts and low interest rates. In contrast to this, however, economic growth in the euro area came to only 0.8%, being hampered by a less expansionary monetary and fiscal policy, combined with actual and 'perceived' price increases following the introduction of euro notes and coins.

Euro area – Germany still at the bottom of the table. In the period under review Germany's GDP grew by not more than 0.2% against 0.6% in 2001. Together with the Netherlands, Germany thus occupies a position at the bottom of the table in the euro area. This economic stagnation is above all due to the further decline in domestic demand, which was reflected by falling investment in industrial equipment, a slump in construction spending and, finally, sluggish private consumption. Germany's feeble economic growth merely resulted from an increase in government spending and rising net exports. Germany's budget deficit hit 3.7% in 2002. Apart from Portugal, Germany thus is the second member of the euro area to break the 3% deficit limit laid down in the Maastricht Treaty. The reasons for this development can be found in a decline in tax revenues due to the dismal overall economic situation and half-hearted efforts to achieve budget consolidation.

Worldwide easing of monetary policy in the final quarter. The fact that economic indicators were partly falling in autumn 2002 prompted the Federal Reserve to implement surprisingly aggressive interest rate cuts. Having reduced rates in eleven steps from 6.5% to 1.75% as early as 2001, the Federal Reserve again lowered its federal funds target rate in November 2002 so that it now stands at only 1.25%. The Federal Reserve held the view that failure to take action would increase the odds of a cumulatively weakening economy and might even result in deflation.

The European Central Bank (ECB), too, gave in to the geopolitical tensions, reducing its benchmark rate, i.e. the minimum bid rate on the main refinancing operations, to 2.75% at the beginning of December 2002. The ECB expects inflation to drop below the 2% mark in 2003.

Dramatic yield decreases in the course of the year. At the beginning of 2002 yields soared on both sides of the Atlantic as the vigorous growth of the U.S. economy took many market players by surprise. However, at the end of March the sentiment amongst bond market participants changed, given that various lagged effects raised doubts about the sustainability of economic recovery. The lack of confidence amongst investors resulting from continued financial scandals sent share prices into a tailspin, while yield premiums for corporate bonds hit record levels. The U.S. commercial paper market collapsed. At year-end 2002 the volume of outstanding issues of domestic non-banks plunged 50% compared to the November 2001 peak. These developments resulted in massive shifts to government bonds which were considered as a 'safe haven'. Yields of 10-year Treasury Notes dropped from their 5.45% peak at the end of March 2002 to 3.57% in October – the lowest level since the recording of daily data in 1962. Caught in the maelstrom, capital market yields in Germany were also on the decline. 10-year Bund yields plunged from their 5.28% peak in March 2002 to 4.19% at the end of December. The yield advantage of 10-year U.S. Treasuries over their German counterparts turned into a yield disadvantage of up to 70 basis points in the course of the year under review. This spread development may be due to the fact that expectations of rate hikes in the United States were more firmly embedded in the markets at the beginning of the year. Despite the volatile market environment, the yield advantage of 10-year *Pfandbriefe* over Bunds with the same maturity hovered around its annual average of approximately 25 basis points by not more than +/–10 basis points.

***Pfandbrief* yields, money market and key interest rates in the euro area in 2002** in %


6
5.5
5
4.5
4
3.5
3
2.5
2
1.5
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
10-year Pfandbriefe
5-year Pfandbriefe
Marginal lending facility
3-month money market rates
Deposit facility

Sources: ECB, Bloomberg

Capital markets: Business targets fully met

Expectations for 2002 met. In our 2001 Annual Report we announced our intention to scale down the gross volume of our 2002 new lending commitments in this segment by at least one third compared to 2001. This target was approached in 2002. Our increased focus on mortgage lending – a business segment, which generates higher margins but also ties up more liable own capital, did not require us to enter into more new lending commitments within the scope of the planning of our balance sheet total.

Lending business

In the period under review Hypothekenbank in Essen AG extended loans totaling €16.7bn, which is a decrease by around 24% compared to the previous year (€21.9bn). This figure includes loans and securities that are eligible to serve as cover for our public-sector *Pfandbriefe* totaling €14.2bn (€17.8bn). Having reached a peak in 2001 (€9.4bn), new lending commitments to national public-sector bodies fell to €4.6bn in the period under review.
At the same time, the volume of new loans granted to public-sector credit institutions came to €6.3bn and thus nearly maintained the previous year's level (€6.6bn). This slight decline is in line with the planning of our balance sheet total and is not linked to the 'Brussels compromise' of July 18, 2001 which stipulates that German public-sector banks will lose their special status after the abolishment of *Gewährträgerhaftung* and *Anstaltslast* (Guarantee and Maintenance Obligation) in 2005. New lending commitments to these banks that are extended before July 18, 2005 and due before December 31, 2015 are without any restrictions eligible for cover within the meaning of the legal provisions applicable to our bank.
We took domestic loans that are not eligible for cover totaling €1.1bn (€0.3bn) onto our books.
With new loans totaling €4.7bn (€5.6bn), lendings to foreign borrowers were also within our targets. At €3.3bn (€1.8bn), more than two thirds of these new lending commitments were eligible to serve as cover for our public-sector *Pfandbriefe*. These loans were above all granted to EU member states, such as Italy, Portugal, Spain, Austria and the Netherlands. Loans eligible for cover and totaling €0.2bn were extended to borrowers in Canada, Hungary and Switzerland. In the past years we have already taken a smaller volume of comparable loans onto our books, even though they were not eligible for cover at that time. After the amendment of the German Mortgage Bank Act (*HBG*), which took effect on July 1, 2002, we are now able to include these loans in our cover pool, as this amendment stipulates that in addition to public-sector loans to EU and EEA countries, loans to public-sector bodies in the United States, Canada, Japan and Switzerland may also serve as cover for public-sector *Pfandbriefe*. In addition to this, it is now





Paris, France

permitted to extend loans to the central governments of EU candidate countries.
Of the remaining new lending commitments to foreign borrowers that are not eligible for cover, totaling €1.4bn (€3.8bn), €1.3bn relate to borrowers in EU countries, while not more than €0.1bn were granted to EU candidate countries and other foreign borrowers.
We attach great importance to continuously ensuring the high quality of our cover fund. Pursuant to the provisions of the German Mortgage Bank Act (*HBG*), up to 10% of a mortgage bank's cover pool may consist of loans to foreign public-sector borrowers whose countries do not acknowledge the *Pfandbrief* creditors' preferential claim in the case of the mortgage bank's insolvency. At present we make full use of this scope for action by acquiring securities issued by borrowers of excellent credit quality. To date, the *Pfandbrief* creditors' preferential claim is acknowledged without any reservations only in France, Austria, Luxemburg and Ireland. In addition to this, the

enforceability of the preferential claim is ensured by trustee structures in the Netherlands, England and Wales.

An increase in new business with European borrowers can only be envisaged after the incorporation of the EU Insolvency Directive in the national legislation of the respective EU member states as from 2004. This Directive will uniformly stipulate that the insolvency law of the borrower's home country, and thus the *Pfandbrief* creditors' preferential claim, is applicable in all EU member states. As a result, the 10% limit relating to cover assets from within the European Union will cease to apply, which, in turn, enables us to further expand our business activities in the United States, Canada and Japan. In addition to the geographical expansion we will then also be able to include higher volumes of these transactions (which may already serve as cover today) in our cover pool.

In 2002 we continued to optimize our credit portfolio. On the basis of relative-value analyses, we switched from bonds and notes to other financial instruments with higher yields, while having the same maturity. These transactions required no additional refinancing, nor do they have any major impact on the risk profile of our credit portfolio. Investors are invited to visit our website (www.essenhyp.com), which provides a detailed overview of the composition of our public-sector cover pool and our non-cover assets. The figures are updated monthly and broken down under various relevant criteria.

Left: Composition of our public-sector cover pool
as of December 31, 2002 in %

Right: Breakdown of public-sector loans by borrowers
as at year-end in € bn


8.8
46
Total volume: €50.6bn
The German Federal Government and the Federal Government's Special Fund, the German Federal States (*Laender*) and the German Reconstruction Loan Corporation (KfW)
Loans within the EU
Public-sector banks and savings banks
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities


60
50
40
30
20
10
0
41
49
48
56
55
1998
1999
2000
2001
2002
German public-sector bodies
German entities governed by public law
Foreign public-sector borrowers


2
18
55
Germany
Europe (excluding Germany)
Asia
United States

Worldwide placement of our outstanding Jumbo and Global *Pfandbriefe* since 1997 in %

The bank's funding

Stronger focus on small *Pfandbrief* issues. The Jumbo market as a whole has moved sideways since the final quarter of 2001. The total volume of Jumbo *Pfandbriefe* outstanding rose by only 3% to €412bn. Due to the overall spread widenings in this market segment the aggregate volume of new Jumbo issues dropped by 18% and came to €56.6bn against €68.9bn in 2001. Essen Hyp, too, shied away from the Jumbo and Global market in 2002. This was due to the fact that we did not consider the spread widenings to be justified in view of our excellent *Pfandbrief* ratings. As opposed to this, however, the costs of funding through *Pfandbriefe* with smaller issuance volumes have remained basically unchanged. Small *Pfandbrief* issues constitute a funding instrument which Essen Hyp has been using since its foundation. In view of the spread developments in the Jumbo segment we have thus even further intensified our efforts to place *Pfandbriefe* with an issuance volume ranging from 10 million to several hundred million euros. Here, we made full use of the various possibilities of structuring *Pfandbriefe*, thus launching issues that were tailored to the investors' specific requirements. Should there be no reduction in the costs of funding through triple A Jumbo and Global *Pfandbriefe* in the future, we will continue to refrain from issuing Jumbos and Globals.

However, this development does not affect our position as one of the leading issuers of Jumbo *Pfandbriefe* worldwide. In 2002 Essen Hyp launched several issues, which shows our efforts to strengthen the *Pfandbrief's* position as an attractive investment for international investors. At year-end 2002 the aggregate volume of our Jumbo *Pfandbriefe* outstanding came to €34.7bn (€37.8bn), which gives us a 9% share in the total Jumbo market. Our new issues totaled €3bn (€9bn), split into a €2bn Jumbo launched at the end of January 2002 and a €1bn Jumbo increase at the beginning of September. The fact that our *Pfandbriefe* meet with worldwide interest becomes obvious when looking at the worldwide placement of the Jumbos and Globals issued by Essen Hyp. While 29% of the total volume was placed in Germany, other European countries account for as much as 60% and the United States and Asia for 11%. Three of our issues are negotiated on the trading platform

EuroCredit MTS. At the moment 28 issues are being traded via this system, 25 of which come from German issuers.
In the period under review we issued bonds totaling €21.2bn (€31.2bn). We are thus again amongst the biggest private issuers in Europe and were able to further improve our good capital market standing. Public-sector *Pfandbriefe* accounted for €7.8bn (€16.2bn), while mortgage *Pfandbriefe* accounted for €0.9bn (€0.4bn) and other bonds and notes for €12.5bn (€14.6bn). The latter, which were primarily issued by means of our Commercial Paper Program (CP) and our Debt Issuance Program (DIP), were above all used for liquidity management. Sufficient liquidity was ensured at all times.

London, England



Compliance with *Grundsatz II*


2.5
2
1.5
1
0.5
0
minimum level required by law
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

Commercial Paper Program (CP) – One of our key funding instruments. In the period under review we continued to make use of our Commercial Paper Program for short-term funding. 433 (314) drawings totaling €10.2bn (€9.9bn) were made in the currencies EUR, GBP, USD, CHF and JPY. The average program utilization was €1.6bn. However, after a small pick-up in funding costs at the beginning of 2002 funding costs once again increased noticeably in October when Standard & Poor's lowered the rating for Essen Hyp's unsecured debt from A- to BBB+. As a result, program utilization dropped from €1.8bn at the time of the downgrade to €0.6bn as of December 31, 2002 (€1.3bn at year-end 2001). However, at the end of January 2003 program utilization again came to around €1.3bn.

Debt Issuance Program (DIP) increased to €20bn. Since the launch of our Debt Issuance Program five years ago this program has become one of our bank's key funding instruments. Given that program utilization was permanently close to the €15bn upper limit, this limit was increased to €20bn in the period under review. The total volume of the program thus doubled within two years. Shortly after the completion of all necessary steps the first drawings under the new volume were made via our international partner banks. In the year under review 20 (32) new drawings of an aggregate volume of nearly €3.8bn (€9bn) were made in the currencies EUR, SKR, USD, CHF and JPY. Drawings with maturities of 24 months at favorable conditions accounted for the majority of the total volume.

Stock market listings. In the year under review we launched 41 (66) issues with a volume of €8.5bn (€21.7bn) on the Düsseldorf Stock Exchange. The total amount of our bonds listed on the Düsseldorf Stock Exchange comes to €57.3bn (€58.3bn). Nine of these issues, totaling €7.1bn (€7.3bn), are additionally listed on the London or Luxembourg stock exchanges. Moreover, five foreign currency and euro issues amounting to €1.8bn (€1.6bn) are solely listed on the London, Paris or Zurich stock exchange.

Outstanding *Pfandbriefe* and bonds issued by Essen Hyp as at year-end
in € bn


60
50
40
30
20
10
0
43
52
52
62
56
1998
1999
2000
2001
2002
Mortgage Pfandbriefe
Public-sector Pfandbriefe
Other bonds and notes

We set great store in the prompt listing of our issues, which is guaranteed in Germany thanks to an outline listing agreement entered into with the Düsseldorf Stock Exchange. Furthermore, we attach particular importance to a mark-to-market secondary market making for the benefit of our investors as this ensures the liquidity of our bonds. As far as our Jumbo and Global *Pfandbriefe* are concerned, our market makers and co-leads quote mark-to-market prices within fixed bid-offer spreads at all times.

Ratings
Stable *Pfandbrief* ratings, counterparty ratings partly downgraded. The fact that economic growth in the euro area continued to lose momentum, which, in turn, led to an increasingly difficult business environment for banks, was also reflected by the assessments of the rating agencies. Thus, the ratings of numerous credit institutions were lowered in the course of 2002. In this context Essen Hyp's long-term counterparty rating, too, was downgraded by both Standard & Poor's and FitchRatings by one notch, so that it now stands at BBB+ and A- respectively. FitchRatings also lowered our short-term counterparty rating from F1 to F2. Moody's confirmed our long-term counterparty rating of A2, but changed the outlook from 'stable' to 'under review for possible downgrade' in December 2002. However, at the beginning of March 2003, Moody's confirmed all ratings of Hypothekenbank in Essen AG, returning the rating outlook to 'stable'. This was preceded by an in-depth analysis of our 2002 business results and our business plans for the coming years.

However, these rating downgrades did not affect the excellent ratings of our public-sector *Pfandbriefe*. Standard & Poor's and FitchRatings confirmed their AAA rating as their analyses mainly focus on the public-sector cover pool. Thus, the examination and assessment of the composition and quality of the cover assets, also under stress scenarios, plays a key role. Other factors taken into account are, for instance, the regulatory framework and the specific banking supervision to which German mortgage banks are subject. Moody's, in contrast, pursues a different rating approach, attaching more importance to the counterparty rating. This is why Moody's decided to leave unchanged the Aa1 rating awarded to our public-sector *Pfandbriefe* in 2001.

We can state, however, that there are no reasons which would indicate that the downgrading of our counterparty rating relates to the quality of our cover assets and the safety of our public-sector *Pfandbriefe*. We fully believe that our bank's business success in the past years, and in 2002 in particular, combined with the earnings which we have already secured for the coming years due to concluded margin transactions, and, finally, our comprehensible and realistic business plan for the years to come, should lead to an upgrading of our counterparty ratings in the future.

Overview of ratings as of March 7, 2003

	FitchRatings	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	AAA	Aa1
Mortgage *Pfandbriefe*	not rated	not rated	Aa2
Long-term counterparty rating	A-*	BBB+**	A2*
Short-term counterparty rating	F2	A-2	P-1
Notes issued under the Debt Issuance Program			
- *Senior unsecured debt*	not rated	BBB+	A2
- *Subordinated debt*	not rated	BBB	A3
Commercial Paper Program	not rated	A-2	P-1

* outlook stable ** outlook negative

Investor Relations

Information creates trust. The variety of our products ranges from highly liquid *Pfandbriefe* with excellent ratings to bonds with variable terms to maturity which are tailored to our investors' specific requirements. Consequently there is a particular need for detailed information on the part of both institutional investors who are interested in Jumbo *Pfandbriefe*, and other institutions, such as pension funds, where tailored *Pfandbriefe* with smaller issuance volumes are sought.

This is why excellent business relations to our bank partners and to national and international investors play a key role in our business activities. As before, we have spent a considerable amount of time and personal effort in expanding and cultivating our investor relations in the year under review. Maintaining personal contact was at the center of our activities. We regard this as the only way to intensify long-standing business relationships and establish new business contacts that are based upon mutual trust. We organize several national and international roadshows each year, aiming to continue the open dialogue with our investors, provide information on our business activities and performance and fully answer the questions our creditors may have.

In April 2002 we finally held our roadshow in Asia, which was postponed in the aftermath of the September 11 terrorist attacks. Together with representatives of the Association of German Mortgage Banks (*VDH*) we visited Asia's most important financial centers, such as Tokyo, Singapore, Beijing and Seoul. In May we met German investors in Frankfurt and Munich. In addition to this, Essen Hyp's business activities arouse the interest of investors from Eastern Europe, whom we had the occasion to meet during our roadshow to several Eastern European cities, such as Sofia, Ljubljana, Moscow and Warsaw.

Detailed information under www.essenhyp.com. One key element of our transparency policy is that we provide detailed up-to-date information about our business activities on our website. This information, which can be retrieved 24 hours a day, is updated at regular intervals, thus enabling credit analysts and investors to carry out their individual credit research on the quality of our cover and non-cover assets. Of course, we also publish all information that is required in accordance with the provisions of the 'Code of Conduct' agreed upon by the German mortgage banks. Our statistics show the Credit Research section to be the most frequently accessed part of our web presentation.

London, England





Capital markets – Prospects for the years 2003-2004

The world economy on the coat-tails of the United States. Given that productivity growth is gaining momentum, and in view of further inventory reductions, the extremely expansionary U.S. monetary and fiscal policy is set to provide a powerful stimulus to economic development in the United States. We therefore expect economic growth to exceed the 3% mark in 2003.

In the euro area, however, the ECB rate cuts and the forecasted economic recovery in the United States will provide the only stimulating effects. Here, sound economic growth is hampered by the more restrained fiscal policy, the recent euro appreciation and the structural problems still remaining to be solved. As a result, we expect that economic growth in the euro area will come to just below 1.5% in 2003.

The series of interest rate cuts in the United States has come to an end. Given that the weakness of the U.S. economy will be overcome in the course of 2003, we expect the Federal Reserve to abandon its expansionary monetary stance in the second half of 2003. As opposed to this, however, the ECB is likely to implement further rate cuts in the first half of 2003, due to the continued decline in inflation and the persisting dismal overall economic setting.

Driven by the U.S. lead, capital market yields are set to increase. An ailing economy in the euro area, combined with diminishing inflationary pressure would normally be expected to indicate stagnating capital market yields. However, even four years after the implementation of monetary union, the domestic capital markets tend to follow the U.S. lead. The recovery of the U.S. economy forecasted by us, combined with interest rate hikes by the Federal Reserve, is set to fuel an increase in capital market yields, also in the euro area. As a result, the current yield advantage of Bunds over their U.S. counterparts will turn into a yield disadvantage.









Lower funding costs. We hold the view that economic prospects for the banking sector as a whole will clearly improve in the course of 2003 or, at the latest, in 2004. This is why we are convinced that speculation on, for instance, supposed liquidity shortages of certain banks will finally come to an end. From our point of view this will also translate in more favorable funding conditions for the sector as a whole.

Investor Relations – International roadshows and 3rd Capital Market Conference in 2003. In 2003 national and international roadshows will once again play a key role in our comprehensive transparency policy. The dates for Essen Hyp's roadshows in Germany, the United States and Asia have already been fixed. By the time this Annual Report is published and distributed, the members of our Board of Managing Directors will have answered the questions of various national investors, fixed income traders and multipliers during 25 roadshow presentations all across Germany. The key objective of these presentations is to promote the placement of our small *Pfandbrief* issues.

In addition to this, we expect more than 300 financial experts from all over the world to participate in our 3rd International Capital Market Conference, which will take place in Essen from July 10 to 12, 2003. During this event we will discuss various issues relating to the developments on the international capital markets.

Planning of the balance sheet total – A moderate increase is envisaged. Based upon our forecasts for economic and capital market developments, and in view of the expected new mortgage lending commitments, we only plan a moderate balance sheet growth for 2003. This is above all due to the fact that we will continue to put a stronger focus on property financing. Taking into account the volume of loans maturing in 2003 and our active spread management, the gross volume of our new lending business is expected to approximately reach the 2002 result.

London, England



Property financing: Expansion of our international mortgage lending activities

Successful strategic reorientation – New lending business beats targets. In 2000 Essen Hyp decided to strengthen its mortgage lending activities. This strategic realignment is now starting to bear fruit. We continued to promote this business segment in 2002, even though the overall difficult economic environment also weighed on the European property markets. With more than 5,500 loans totaling €1.6bn Essen Hyp was ahead of its targets for this segment, topping last year's result by another €0.2bn. Having said this, however, volume as such has never been the decisive factor in our activities. What is more important by far is the margin that can be achieved while satisfying our strict standards as regards risks. 75.7% (71%) of our new lending commitments relate to existing properties while 24.3% (29%) was granted for the construction of new buildings. At 58.5% (59.1%), the share of commercial property loans in the total volume of our new lending commitments was slightly higher than that of loans relating to residential properties. Due to our strict risk criteria and minimum margin requirements, we rejected loan applications totaling €2.2bn (€1.9bn).
A substantial portion of our new lending commitments was granted to foreign borrowers, with Essen Hyp acting as both stand-alone lender and syndicate partner. Our lending offices in Germany, as well as our credit brokerage activities within the Group, also saw a positive development in the financial year 2002. In the period under review the loan extension ratio for existing loans was above the level of previous years and stood at 95% (86%).

Lending business

Foreign mortgage lending business – Essen Hyp's international strategy has proved successful. The total volume of our foreign mortgage lending business greatly increased in 2002. We lent exclusively against foreign commercial properties, with the aggregate volume of loans in this segment coming to €404.1m, i.e. more than four times the 2001 result (€91m). In this context we attach particular importance to a risk-oriented analysis of the property's location and to a healthy local property market. This is why Essen Hyp

focuses on selected countries and cities. Furthermore, knowledge of the legal systems of our target markets is of major significance to us.
At €320.5m, the UK accounts for the majority of our new lending commitments. To a great extent this is due to the opening of our representative office in London at the beginning of 2002. Thus, our business partners now benefit from a direct contact person representing our bank on the UK property market. In addition to this, loans totaling €43.9m were granted in France.
Thanks to intensive preparatory work we were able to immediately start our activities on selected non-European property markets after the implementation of the amendment of the German Mortgage Bank Act (*HBG*). This helped us to further diversify our foreign lending commitments. Loans totaling €39.7m were granted to borrowers in the United States (Miami and Chicago). Essen Hyp plans to further expand its activities in the United States and France in 2003. Against this background we have great expectations in the opening of our representative offices in Paris and New York. While our office in Paris began working at the beginning of 2003, the opening of our New York representative office will take place later this year. By expanding our network of representative offices we aim to ensure an efficient service for our local customers and our syndicate and co-operation partners. Loan approval and processing will, however, remain with our Essen headquarters.



Miami, United States

Germany – Volume of new lending commitments at the previous year's level. A breakdown of our new lending commitments by region reveals that Germany accounts for €1.2bn of the total volume of €1.6bn. Despite the difficult economic situation for businesses and private households, our new lending commitments came to the previous year's level. With the exception of €81m we only lent against properties that are located in the West German Federal States (*Laender*). According to our internal assessments the risks inherent in financing transactions in the East German Federal States are still not adequately covered.

Our new lending commitments relating to residential properties totaled €675.4m (€559m). Retail lending, i.e. loans secured by detached and semi-detached houses or owned flats, accounted for 83% of this figure. In this context we have developed a procedure which enables us to outsource the entire retail loan processing. For this purpose, we put into place a system for the direct commitment of loans, in the framework of which Commerzbank AG staff can grant loans on behalf of our bank and on our account. This is done on the basis of stringent procedures laid down by us in detail, and by applying a specific scoring system. After the conclusion of a loan agreement, the entire loan administration and processing is then transferred to a service company.

This outsourcing mechanism ensures a lean and cost-efficient loan processing structure. In order to further reduce costs in this segment, we plan to enter into a servicing agreement with an internationally operating company under which we will outsource the administration of our portfolio of existing retail loans to this company. These loans are currently processed by our own staff. It is our intention to outsource basically the entire retail loan administration to external companies as this is a rather staff-intensive task. Those tasks whose outsourcing is prohibited by law will, as before, be completed by our own staff. This includes, for instance, the determination of the lending value.

As far as commercial lending is concerned, we continue to maintain our high standards in terms of credit quality, location of the property, development potential of the industry concerned, and risk-adjusted margin. In the period under review we extended commercial loans totaling €547.5m (€716m). The portion of loans granted to borrowers in the East German Federal States is negligible.

Mortgage loan portfolio

Left: Breakdown by type of property in %

Right: Breakdown by region in %


17.6
25.6
40.7
1.6
2.2
2.5
1.0
Office buildings
Shops
Hotels and restaurants
Factory buildings
Warehouses and exhibition buildings
Other non-residential properties
Owned houses and flats
Residential construction for letting purposes


6.5
25.9
51.7
Commercial properties West German Federal States
Commercial properties East German Federal States
Commercial properties in foreign countries
Residential properties West German Federal States
Residential properties East German Federal States

Loans with a loan to value (LTV) exceeding 60%. As a rule, the portion of loans with a LTV exceeding 60%, i.e. those mortgage loans that exceed the first three fifths of the property's lending value and may therefore not serve as cover for our mortgage *Pfandbriefe*, has been kept below 15% for years. The upper limit stipulated by law is 20%. This key parameter is further evidence of how risk-conscious we are in the granting of loans.

Portion of loans with a LTV exceeding 60% (pursuant to Section 5 (1) (2) of the German Mortgage Bank Act) in %


20
15
10
5
0
12.7
1999
2000
2001
2002

Formation of the Immobilien Expertise GmbH. In the course of the year under review Essen Hyp outsourced its valuers by establishing an independent subsidiary, the Immobilien Expertise GmbH. The aim of this was to set up an efficient and specialized company, whose object is the appraisal of existing properties or development projects. As a service provider, the Immobilien Expertise GmbH also offers its know-how to other banks, aiming to establish itself as the prime contact partner for investors and credit specialists. The analytical approaches and valuation procedures that are used by our valuers can be regarded as benchmarks. All employees of the Immobilien Expertise GmbH participate in Essen Hyp's internal and external working groups that are tasked with developing the criteria for property ratings pursuant to the Basel II requirements. Essen Hyp thus benefits from specialist knowledge in the area of property valuation – something that has become ever more important in the accurate identification and assessment of potential risks.

Edinburgh, Scotland



European Code of Conduct on home loans signed. In 2002 all members of the Association of German Mortgage Banks (*VDH*) signed the 'European voluntary Code of Conduct on pre-contractual information for home loans', which took effect on September 30, 2002. Thanks to this Code borrowers all across the EU will find it easier to compare the offers of various competitors. Furthermore, the participating credit institutions provide their customers with a standardized information sheet which includes the most important details. Given that this Code promotes transparency as regards the products on offer, Essen Hyp has also made available all relevant information on its website.

Prospects for the years 2003-2004

Expansion of our international mortgage lending activities. An efficient organizational structure and high flexibility enables Essen Hyp to take mortgage loans onto its books which are in line with Essen Hyp's earnings targets while meeting our strict standards as regards risk. We believe that by pursuing this approach we will continue to benefit from good business opportunities in market niches, as well as on established markets and in what are now mainly standardized transactions.

In the years to come, our particular focus will be on further expanding our international property financing activities. Apart from granting additional loans in the United Kingdom, the United States and France we plan to promote our business operations in the Netherlands, Spain, Switzerland and Canada. We recruited new staff for our Essen headquarters in order to ensure an efficient processing of the expected new lending commitments. In this context the new standards laid down in the forthcoming minimum requirements for lending operations (*MaK*) have already been partly taken into account.

Another objective of our international property financing activities is to arrive at a further diversification of our loan portfolio. This will ensure that market fluctuations in the individual property markets will have a lesser impact on our overall business performance. As a consequence, mortgage lending will make a higher – and steadier – contribution to our bank's operating result. At present properties located in Germany still account for 87% of our total mortgage loan portfolio.

Continuation of our strategy for the German property market. In addition to our foreign mortgage lending activities, we continue to set great store in our successful co-operation with the Commerzbank Group and our other co-operation partners on the domestic property market. It is our intention to further expand and optimize our various co-operation models in 2003. Even though we expect the German property market to see a rather sluggish development in 2003, we are confident that we will succeed in generating satisfactory margins by entering into large-volume syndicate transactions as syndicate partner or agent. Furthermore, we plan to achieve a result comparable to that of 2002 in the retail lending segment. Our swift decision-making process will be of great help here. In view of these plans we will strengthen our small but efficient domestic sales team and expand our activities in the Rhine Ruhr area and in Greater Berlin.

Swift implementation of the minimum requirements for lending operations (*MaK*). The recently adopted minimum requirements for lending operations (*MaK*) define standards which all German banks are required to implement in two steps by June 30, 2004 and, at the latest, December 31, 2005. Aiming to limit the risks inherent in the granting of loans, these standards cover issues such as decision-making and loan processing procedures, the monitoring of loan administration, intensive loan management, problem loans and risk provisioning. We expect to have implemented the necessary procedural changes by year-end 2003, given that a number of the requirements already constitute an integral part of our everyday work. Supplementary preparatory measures were taken as early as in 2002. The necessary adaptation of our EDP systems is closely linked to the implementation of our new internal rating systems. Further information on this issue is provided in the subsequent Risk Report. This implementation will take place in 2003 and be completed in 2004 at the latest.

Another amendment of the German Mortgage Bank Act (*HBG*). We expect a further amendment of the German Mortgage Bank Act (*HBG*) in the current legislative period. Here, the Association of German Mortgage Banks (*VDH*) already carried out a huge amount of preparatory work. Having been permitted to expand our property financing activities to the United States, Canada and Japan, we now hope that these transactions will become eligible for cover and that Essen Hyp will then be able to operate worldwide. The current provisions of the German Mortgage Bank Act exclude a number of flourishing markets. The question as to whether and to what extent we will actually make use of potential new business opportunities after such an amendment



Washington, United States

of the German Mortgage Bank Act will be answered in due time on the basis of relevant market, performance and risk analyses.

Business plan – Increase of new lending commitments. We plan to generate new lending commitments totaling more than €2bn in 2003. Of this figure, new loans relating to domestic and international commercial properties are expected to account for around €1.5bn. In view of our permanent dialogue with our business partners we plan to extend loans totaling up to €1bn as a partner in national and international banking syndicates. We are confident that our activities in certain European countries, as well as in the United States and Canada, will make a major contribution to our overall result in this segment. Smaller commercial loans in Germany are expected to total around €0.5bn.

We plan to generate retail loans totaling around €0.6bn per year from our system of the direct commitment of loans with the Commerzbank AG and other partners.
However, volume as such is not decisive when putting our plans into practice. Rather the key question will be, as before, whether the risk structure of a transaction fits in with our requirements and whether a satisfactory return on equity can be achieved. If these fundamental requirements cannot be met, we will promptly make the necessary adjustments to our business plan.

The bank's lending business
Financing volume in € m

	Portfolio				New lending commitments			
Total volume	63,100				18,282			
Public-sector loans	54,727				14,183			
of which: Germany		46,332				10,868		
of which: 0% risk weighting			29,319				5,801	
10% risk weighting			6,832				2,330	
20% risk weighting			10,181				2,737	
of which: international		8,395				3,315		
of which: 0% risk weighting			6,323				2,867	
10% risk weighting			0				0	
20% risk weighting			2,072				448	
Securities issued by other borrowers	4,013				2,472			
Mortgage loans	4,360				1,627			
Residential properties		2,540				675		
of which: Germany			2,539				675	
of which: loans with a LTV of <= 60%				2,347				634
loans with a LTV of > 60%				192				41
of which: international			1				0	
of which: loans with a LTV of <= 60%				1				0
loans with a LTV of > 60%				0				0
Commercial properties		1,820				952		
of which: Germany			1,260				548	
of which: loans with a LTV of <= 60%				939				468
loans with a LTV of > 60%				321				80
of which: international			560				404	
loans with a LTV of <= 60%				469				330
loans with a LTV of > 60%				91				74

Moderate increase in our balance sheet total

In 2002 we focused on the enhancement of our property financing activities, thus using an increasing portion of our own capital for the origination of mortgage loans, which ensured higher margins. Our balance sheet total thus increased by just 2%, which is in line with our plans laid down in Essen Hyp's 2001 Annual Report. As of December 31, 2002 Essen Hyp's balance sheet total stood at €71bn, an increase of €1.4bn compared to the previous year (€69.6bn).

Development of the balance sheet total in € bn



70
60
50
40
30
20
10
0
1.1
71.0
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Development of important balance sheet items in € bn



70
60
50
40
30
20
10
0
35.9 38.8
24.9 25.1
4.3 3.0
53.7 59.0
71.0 69.6
Public-sector loans
Bonds and other fixed income securities
Mortgage loans
Securitized liabilities
Balance sheet total
2002
2001

Earnings: Net interest income at record level

Hypothekenbank in Essen AG was able to further improve its earnings performance in the period under review. At year-end 2002 net interest and commission income stood at €187.5m (€170.9m), a 9.7% increase compared to the previous year. This is the highest net interest and commission income in the history of our bank.

The €14m – or 7.7% – increase in our net interest income to €196.7m against €182.7m in 2001 laid the foundations for this excellent performance. This positive development is due, in part, to our stronger focus on mortgage lending – a business segment that generates stable interest income which is not affected by capital market developments. In addition to this, commissions had a lesser impact on our net interest and commission income than in 2001, given that our bank's commission income rose from €0.1m to €2.7m while, at €11.9m, commissions paid maintained the previous year's level (€11.9m).

General operating expenses were scaled down by €0.3m, or 1.3%, to €23.2m (€23.5m). While wages and salaries saw a moderate increase of €0.2m, thus almost maintaining the previous year's level, other administrative expenses, including depreciation on tangible assets, decreased by 3.1% to €12.5m against €12.9m in 2001.

In addition to this, the net income from the balance of other operating income and expenses rose from €3.8m in 2001 to €11.7m and thus had a positive impact on our overall business result. This figure includes extraordinary income of €8m from the sale of the MediaPark Cologne, a property which was taken over and completed by Essen Hyp in order to prevent losses.

Our operating result before provision for possible loan losses thus came to €176m, a 16.5% increase compared to 2001 (€151.1m).

Provision for possible loan losses was clearly augmented in the period under review. It came to €63.7m, which is an increase of €15.8m compared to the previous year (€47.9m). In this context it has to be taken into account that this figure includes an amount of €21.9m which results from the fact that Essen Hyp returned high-coupon *Pfandbriefe* of its own issue to the Trustee at above-par prices. In fact, however, these measures do not represent losses, given that the returned *Pfandbriefe* were exchanged by lower-coupon funding instruments which, in turn, led to an improvement of the bank's long-term earnings situation.

Our risk provisioning measures continue to be based upon particularly high standards. All recognizable market and individual risks have been adequately taken into account. In 2002 our entire mortgage loan portfolio was thoroughly analyzed in order to identify recognizable credit risks. Based upon this conservative approach the provision for possible loan losses for mortgage lending was increased to €33.1m (€16.6m). In view of the continuing difficult market environment this measure ensures a lasting protection

against the credit risks inherent in those transactions which our risk management units regard as above average in terms of risk. Against this background we assume that provision for possible loan losses for mortgage lending will fall back to a much lower level in future.

As in the previous years we have set up provisions for special risks inherent in banking activities pursuant to Section 340f of the German Commercial Code (*HGB*).

Our operating result before tax was above our target, coming to €112.3m – a 3.9% increase compared to 2001 (€108.1m). Tax expenditures totaled €36.1m (€35.8m). Thus the bank's net income after tax came to €76.2m, an increase of €3.9m compared to €72.3m in 2001. This represents the eighth increase in a row. Return on equity after tax stood at 13.8% (13.5%) at year-end 2002, calculated on the average of reported capital and reserves held throughout the year.

Our current earnings situation is another proof of Essen Hyp's excellent performance. While our net interest and commission income and the operating result were once again increased, operating expenses saw a slight decline in the period under review. Thanks to our efficient and flexible operating structure, Essen Hyp can report a very low cost income ratio of 12.4% (13.8%) as of December 31, 2002.

Breakdown of the bank's results in a year-on-year comparison

	2002 in € m	2001 in € m	Change in %
Interest and other current income	3,200.5	3,175.1	0.8
- Interest paid	3,003.8	2,992.4	0.4
= Net interest income	196.7	182.7	7.7
- Net commission income	9.2	11.8	- 22.0
= Net interest and commission income	187.5	170.9	9.7
- Net expenses from financial transactions	0.0	0.1	—
- Personnel expenses	10.8	10.6	1.9
- Other administrative expenses	9.4	9.5	- 1.1
- Depreciation on tangible assets	3.0	3.4	- 11.8
= Partial operating result	164.3	147.3	11.5
+ Balance of other operating income/expenses	11.7	3.8	207.9
= Operating result before provision for possible loan losses	176.0	151.1	16.5
- Provision for possible loan losses	63.7	47.9	33.0
+ Income from the disposal of participating interests	0.0	4.9	—
= Operating result	112.3	108.1	3.9
- Taxes	36.1	35.8	0.8
= Net income for the year	76.2	72.3	5.4

Sources and use of earnings in € m


200
175
150
125
100
75
50
25
0
197 183
12 9
9 12
11 11
12 13
64 48
36 36
76 72
Net interest income
Balance of other income/ expenses*
Commission expenses
Personnel expenses
Other administrative expenses**
Provision for possible loan losses
Tax expenditures
Appropriation of profit
Sources of earnings
Use of earnings
2002
2001

* including the proceeds from the disposal of participating interests in 2001
** including depreciation on tangible assets

Development of Essen Hyp's net income for the year in € m


80
70
60
50
40
30
20
10
0
3.1
76.2
87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Mainly due to the expansion of our new mortgage lending business, which was in line with our plans, the capital commitment of our assets increased in the year under review. On the balance sheet date, our total capital ratio (tier II capital ratio) was 12% (15.3%), while our core capital ratio (tier I capital ratio) came to 6% (7.7%). Both figures are well above the statutory minimum levels of 8% and 4% respectively. We plan to maintain a minimum core capital ratio of 6% in the medium term. However, this minimum level might be raised slightly should the overall environment on the market for securitizations improve.

Profitability plan – Increase of our return on equity. Our 2002 business results once again mirror our excellent standing on the national and international capital markets. Since the foundation of our bank, we have proved our strength in public-sector lending, and – for a few years now – also in property financing. In addition to our excellent cost structure this constitutes a solid foundation for a successful business development in the years 2003 and 2004, for both of which we expect to report a return on equity after tax of 14%.

Appropriation of profit

At the Annual General Meeting we will propose the payment of an unaltered 18% dividend on the dividend-bearing capital of €201.3m (amount to be distributed: €36.2m), as well as the distribution of the remaining net income of €40m to our shareholders. In return, the bank's capital base will be increased by a total of €30m through contributions from our shareholders. Taking these measures into account, the bank's liable reported capital and reserves will then come to €1.13bn against €1.1bn as of December 31, 2002.

Report on affiliated companies

We have been notified that Commerzbank AG, Frankfurt am Main, continues to hold 51% of our equity capital, and thus a majority stake. Pursuant to Section 312 of the German Stock Corporation Act (*AktG*), the Board of Managing Directors has drawn up a report on the bank's relationship with affiliated companies for the period under review. This report ends with the following declaration: "According to the circumstances known to us at the date on which the company entered into transactions with affiliated companies, our bank received adequate consideration for every such transaction. The company neither undertook nor refrained from undertaking any measures on behalf of or at the instigation of affiliated companies."

Risk report

Risk monitoring systems
Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization and to optimize our models and procedures so that we can identify, quantify and handle potential risks. This is the only way to ensure their transparency and manageability.
The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities.
Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.
The business activities of mortgage banks as specialist banks are subject to certain legal constraints set out in the German Mortgage Bank Act (*HBG*) and relative communiqués issued by the Federal Financial Supervisory Authority (*BaFin*). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are, as such, characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also operational risks are of major importance.
Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Here, interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.
- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to market disturbances or an insufficient market depth, deals either cannot be wound up, or if so only with losses.
- Credit and counterparty risks consist of the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

- In accordance with the Basel Consultation Paper (Basel II), Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal procedures, staff, technology or external procedures. Legal risks resulting from the legal framework, legal actions or contracts are also included in our understanding of operational risks.

Risk management under two different accounting standards
So far Hypothekenbank in Essen AG has prepared its annual accounts and financial statements in accordance with the provisions of the German Commercial Code (*HGB*). However, given that the consolidated accounts of the Commerzbank AG are now being compiled in accordance with the International Accounting Standards (IAS), Essen Hyp was required to introduce IAS as an additional accounting system. As a non-trading-book institution, Essen Hyp primarily manages its interest rate positions at a macro level. However, risk management under IAS focuses much more on market values. Thus, loans not originated by the bank and derivatives that do not pertain to any micro-hedge relationship are reported at market value. Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial

Paris, France









London, England



reporting at market value we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage potential effects on the balance sheet within the scope of pre-defined limits. In addition to this new portfolio structure, we have begun to measure our performance under IAS on a daily basis. Essen Hyp has thus created a suitable framework for simulating the potential effects of asset and liability management measures on our IAS results.

Risk management structure – Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group. These policies form the basis of our bank's risk management and control system.
The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Management of market and liquidity risks	Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
	Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
	Monitoring of the fair market value of concluded transactions and compliance with credit limits	'Market Conformity Checking' Department
Management of credit and counterparty risks	Public-sector borrowers and credit institutions governed by private law	Treasury Department
	Retail customers (mortgage loans)	Property Financing Department, Notifying and Credit Research Department
	Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
	Credit quality research (mortgage lending)	Property Financing Department, Notifying and Credit Research Department
	Monitoring of compliance with credit limits	'Market Conformity Checking' Department, Notifying and Credit Research Department
	Non-performing mortgage loans	Mortgage Lending Risk Management Department, Legal Department, Foreclosure Department
	Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department, Mortgage Lending Risk Management Department, Foreclosure Department
Management of operational risks	Introduction of new products	'New products' Group
	Legal risks	Legal Department; as necessary external lawyers
	Modification of the legal framework	Project team comprising employees from the organizational units concerned
	Human resources	Personnel Department
	Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
	Data processing risks	EDP/IT Department
	Equipment and infrastructure	Organization Department
	Internal controlling	Internal Audit Department

Risk acceptance. In the period under review the acceptance of risks was the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks and for taking suitable measures to counter them. *In the course of 2003, our current procedures* will be revised in the framework of implementing the minimum requirements for lending operations (*MaK*).

Risk monitoring

Market risks – Value at risk (VaR). The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from gap positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated on a daily basis. These calculations are made on the basis of a yield curve composed of the current public-sector *Pfandbrief* yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.
As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is carried out by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values.
The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.
The efficiency and practical relevance of this method is permanently monitored with the help of back-testing procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. Any outliers, i.e. market value changes outside the forecast interval, are identified by using a one-sided confidence interval, which covers both positive and negative changes in value. In 2002, we observed four outliers when assuming a 97.5% confidence level and one outlier when assuming a 99% confidence level.
In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses has been fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.
The worst case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined

on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift.
The Board of Managing Directors, in co-operation with the Supervisory Board, fixes limits for the VaR, as well as for worst case scenarios. These limits have to be complied with at all times.
The VaR utilization of the authorized limit came to 57.3% as of December 31, 2002 and to 69% on an annual average. The utilization of the limit for worst case scenarios stood at 63.4% on the balance sheet date, while the annual average was 56.4%.
In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses which use historical simulation.
Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to their point in time.
For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and on an annual average of the authorized limit in 2002 in %


100
95
90
85
80
75
70
65
60
55
50

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (*BaFin*), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital as defined in Section 10 of the German Banking Act (*KWG*). This limit is fixed by the *BaFin*. These figures are calculated on a daily basis. In 2002 the average limit utilization within this 'traffic light system' came to 15.05%, while, on the balance sheet date, it stood at 17.97%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

Internal reporting. The Board of Managing Directors, as well as the Head of Treasury and the Head of Corporate Management, are provided with information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Moreover, the market values of our public-sector and mortgage *Pfandbriefe* and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.

Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a weekly basis. This Committee deals with and, within the scope of its competencies, decides on the bank's interest rate position, the development of key figures as regards earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Risk Controlling and Research Department. The Chairman of the Committee reports on the decisions and recommendations of the ALCO in the course of the weekly Board meetings.

On a monthly basis the Board of Managing Directors receives a number of reports from the individual departments and sections. For instance, the detailed report prepared by the Controlling Department, provides, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. The monthly report prepared by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account in accordance with the provisions of both the German Commercial Code (*HGB*) and IAS. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios. The report from the Notifying and Credit Research Department shows the ratings of our borrowers, including, if applicable, information on changes in the assessment of their credit quality.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 84.8% of the balance sheet, public-sector loans and loans to credit institutions governed by private law and other borrowers constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31, 2002, the volume of this portfolio came to €60.2bn, including pro-rata interest of €1.5bn.

The high quality of our public-sector cover assets, amounting to €50.5bn as of December 31, 2002, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 63.4% of these assets are classified at a risk



London, England

weighting of 0%, 12.2% at 10% and 24.4% at 20%. A breakdown of the loan portfolio by rating reveals that 40.4% of the assets have been awarded a triple A, 34% a double A, 6.1% a single A and 0.5% a triple B. Those assets which were not rated by an external rating agency, i.e. 19% of the total loan volume, mainly include loans to credit institutions governed by public law (46.6%) and public-sector bodies (46.4%), whose excellent credit quality was confirmed by our internal credit quality analysis.
The composition of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector *Pfandbriefe*, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.
As a basic principle, an investment grade rating is the prerequisite for the granting of loans to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €4.1bn as of December 31, 2002. While 22.1% of these counterparties were rated double A, 68.1% were rated single A and 6.1% triple B. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is also published in detail on our website. These figures are updated periodically. Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (*VDH*) and the Federal Financial Supervisory Authority (*BaFin*). This agreement stipulates that new commitments that are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum rating of A-/A3 during their term, is limited to one time the liable own capital as defined in Section 10 of the German Banking Act (*KWG*).

Ratings of our cover assets
as of December 31, 2002

Standard & Poor's / Moody's / FitchRatings	in € m	in %
AAA / Aaa / AAA	20,380	40.4
AA+ / Aa1 / AA+	7,461	14.8
AA / Aa2 / AA	6,746	13.4
AA- / Aa3 / AA-	2,956	5.8
A+ / A1 / A+	1,129	2.2
A / A2 / A	908	1.8
A- / A3 / A-	1,070	2.1
BBB+ / Baa1 / BBB+	212	0.4
BBB- / Baa3 / BBB-	50	0.1
Not rated	9,565	19.0
Total	50,477	100.0

London, England



Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.
The bank granted loans totaling €0.3bn in the form of securities that are listed on European stock markets to EU candidate countries. These securities have an average maturity of six and a maximum maturity of eight years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risks by applying bilateral outline *agreements with netting arrangements.* Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 74 of the Notes on the Bank's Annual Accounts).

Counterparty ratings
in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Triple A	4,250	10,464	5,304	20,018
Double A	18,166	42,571	24,172	84,909
Single A	21,669	56,986	34,780	113,435
Not rated	6,496	15,434	11,412	33,342
Total	50,581	125,455	75,668	251,704

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings
in € m/remaining time to maturity

Rating	<1 year	1 – 5 years	>5 years	Total
Double A	150	359	0	509
Single A	6,346	14,875	11,129	32,350
Not rated	0	200	283	483
Total	6,496	15,434	11,412	33,342

Currently no interest rate derivatives for a collateralization at market value. The recently implemented 4th Financial Market Promotion Act (*Finanzmarktförderungsgesetz*) and the related amendments to the German Mortgage Bank Act (*HBG*) now permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding *Pfandbriefe*, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the *Pfandbriefe* outstanding is a prerequisite for issuing *Pfandbriefe*.

Currency swaps, which have been entered into prior to the implementation of the 4th Financial Market Promotion Act for the purpose of eliminating currency risks relating to foreign-currency loans in the cover pool, have been included in our market-value cover pool at their market value of currently €-9m.
However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives of any considerable amount in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector *Pfandbriefe* outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website. Nevertheless, we entered into negotiations with our derivative counterparties in order to be able to include derivatives in our cover pool with their consent should this turn out to be necessary. Any further steps to be taken basically depend on the stress scenarios, which indirectly fix a legal overcollateralization of our cover pools on the basis of current interest rates.

Risks relating to mortgage lending
The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, and, in particular, the Transaction Management Division. Further assistance is provided by a special working group on risk management, and by our subsidiary, the Essen Hyp Immobilien GmbH.
The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned, which is carried out by the certified valuers of our subsidiary Immobilien Expertise GmbH. The sustainable income from the charged property must at all times exceed the interest and principal payments due to our bank. Essen Hyp drew up specific guidelines for both domestic and international property financing, which were approved by the Credit Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or which can only be lent against if certain conditions are met.
For the timely recognition of credit risks, we established an early warning system which enables us to plot latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse market-induced impact on the quality of the property location. Furthermore, the



Edinburgh, Scotland

processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) was optimized in 2002.
As in the previous years, we reassessed the risks inherent in the large-volume transactions in our loan portfolio, and especially those in the East German Federal States. In this context a number of risk-reducing measures were taken, such as demanding additional security, restructuring certain commitments, and, finally, ensuring an adequate provision for possible loan losses in accordance with the strict standards of Hypothekenbank in Essen AG.
Prior to each of its periodical Committee meetings, the Credit Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount and about the structure of our mortgage loan portfolio.

Internal ratings

The changes in the regulatory framework governing credit risks and their capital backing as set out in the Basel II requirements, as well as the provisions regarding loan administration procedures laid down in the minimum requirements for lending operations (*MaK*), make great demands on all German banks. Against this background Essen Hyp accelerated the development of suitable methods for the determination of the minimum capital requirements and for risk measurement under the Internal Rating Based Approach (IRB) for both public-sector and mortgage lending in 2002. This was done in close co-operation with our parent company, the Commerzbank AG.
Furthermore, we participate in two projects on loss given default (LGD) grading and probability of default (PD) rating which were initiated by the Association of German Mortgage Banks (*VDH*). These projects aim at optimizing the elements which are required to achieve a PD rating that satisfies the Basel II requirements, and at developing the related tools while taking into account the special characteristics of German mortgage banks.
The LGD project for mortgage lending operations focuses on a rating module which calculates the loss ratio after the realization of the security should the borrower default. This calculation takes into account general criteria which apply to all *VDH* member institutions, such as the recovery rate or the duration of the liquidation, as well as individual parameters specific to each bank, such as recovery costs or the time prior to realization. Thanks to this system each bank will be in a position to individually calculate the loss given default (LGD) for any mortgage loan on the basis of the relevant loan security. At the end of the project the so-called 'LGD calculator' was accomplished, which illustrates the calculation of the LGD. This tool will be fully integrated into our internal IT system in 2003. As a result, we will be able to systematically calculate the LGD – and thus to internally measure the loss in an event of default – in accordance with the advanced IRB approach.



The agreement on the PD project, in the framework of which Essen Hyp will co-operate with a number of other mortgage banks and with the publishing house Bank-Verlag Köln, is about to be concluded. Measuring the 'probability of default' shows the probability of default for any loan allocated to one of the internal rating categories. The time horizon applied is one year. These measurements will be effected by means of a specific model which is meant to serve as a basis for statistical analyses and mathematical calculations. This model will form the basis for the rating tool to be applied in future in accordance with the Basel II requirements relating to the extension of mortgage loans.
In order to ensure adequate PD ratings, the quantity and quality of the available data plays a key role. The banks that are involved in the PD rating project have committed themselves to continuously providing suitable data, which will form the basis for an adequate calibration and validation. In addition to this, Essen Hyp will continue to develop PD ratings for any mortgage loan extended in close co-operation with the Commerzbank AG.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law.

Based upon thorough analyses, our Property Financing Department continually makes assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to assess the liquidity situation, it is important that the assets relating to public-sector lending are extremely liquid so that they can be disposed of or sold under agreements to repurchase at short notice, if this is required and within the scope of nominal over-collateralization, in order to generate liquidity. The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the *Grundsatz II* requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to *Grundsatz II* was 1.21 at the end of the year (ratio required by law: 1.0).

Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their causes as early as in 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole.

Based upon this risk categorization, existing or potential risks in the individual departments and sections are identified by means of a self assessment in which nearly all employees are required to participate.

The statements and analyses by the participants in this self assessment cover IT issues (i.e. impacts of system failures, the quality of software administration, interface functionality, protection against wrong user input), internal procedures (quality and comprehensiveness of organizational directives, competencies as regards the initiation, approval and conclusion of business transactions), together with criminal and unauthorized acts (control mechanisms, protection of customer data and system and application files).

In June 2002 this self assessment was carried out for the second time. To be able to process the huge amount of data collected we have developed a database which allows us to adequately administer, historicize and analyze the results.

In addition to this, Essen Hyp is involved in a Commerzbank Group project which focuses on the collection of data relating to operational risk losses.

In view of the expected legal requirements concerning the standard approach and the advanced measurement approach, it has become necessary to collect, historicize and analyze any losses incurred in a systematic way. The aim is to quantify operational risks by calculating a value at risk figure.

Against this background Essen Hyp has recorded all losses exceeding €5,000 as from the beginning of 2002. These losses are reported in a specific 'Loss Collection Form'. We expect that in 2003 our bank will be integrated in the Commerzbank's intranet-based 'Loss Collection Tool', which serves to collect and assess all losses incurred within the Group, in 2003. Within Essen Hyp, the Board of Managing Directors receives a monthly report of all operational losses incurred.

However, even before the introduction of the self assessments referred to above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues, we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems in regular intervals, e.g. in view of so-called 'hacker attacks'.

Other pre-emptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units, as well as the setting up of our alternate headquarters at year-end 2002. To rule out potential EDP failures, the bank disposes of two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Our alternate headquarters referred to above are situated in the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period should the bank's headquarters be destroyed or severely damaged.

Thus a trouble-free 24-hour data flow, without interruption of operations in an emergency, is ensured. In addition to this, we continued our qualification program for employees in the operational units and in the back office in 2002 by organizing certified seminars on job-specific as well as general issues.

This aims, as far as possible, to prevent errors that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized. At the same time, we are in a position to make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always make use of the services of suitable international law firms.
The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the relating risks or impact on our bank's business activities.

Internal auditing

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board during the subsequent ordinary Supervisory Board meeting. During the first meeting in every new financial year the Supervisory Board is informed about all important findings by the Internal Audit Department, and also about the extent to which deficiencies observed in the past financial year have been remedied.
The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act (*Geldwäschegesetz*)) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected

once every three years. In terms of a risk-oriented inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.
The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department. Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.
The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase in the future. The minimum requirements for trading activities (*MaH*) and the – new – minimum requirements for lending operations (*MaK*) , together with the Basel II requirements, play a key role in our risk management activities. Equal importance is attached to the further development of our organizational structures and procedures. In the coming years, the further development and sophistication of our risk management system will, as before, focus on ensuring an adequate, e.g. transparent capital allocation for all existing, recognizable and potential operational risks in the framework of the implementation of the recommendations of the Basel Committee on Banking Supervision.

Staff report:
Further training – Chance and challenge

The success of Hypothekenbank in Essen AG in the financial year 2002 is to a great extent due to the lean and flexible organization of our bank, which, in turn, requires highly qualified and committed employees. We must, at any time, be able to quickly respond to external changes, such as globalization, the digitalization of working procedures and new legal requirements. As a modern employer, active on the international capital and property markets, we cannot limit the tasks and activities of our employees to a given framework of departments and sections. Rather, our joint success is based upon a combination of expertise and flexibility, intuition and eagerness to learn. Every single employee has to prove his high personal commitment, combined with strong interest in the business activities of a mortgage bank in general and the developments on the capital and property markets in particular.

In order to ensure our competitiveness in a continuously changing business environment, we attach great importance to the qualification of newly recruited employees, as well as to the continuous training of our permanent staff. In 2002 more than 90% of the employees in our Settlements Department started the training course 'Securities Operations II Certificate' organized by the Bankakademie Frankfurt. This course has been certified by the European Financial Services Education Group (EFISEG). In addition to this, our rating experts participated in certified training programs of the University of Augsburg and the German Society of Investment Analysis and Asset Management (*DVFA*) so that they now qualify as certified credit and rating analysts.







Chicago, United States



Paris, France







Our most important internal qualification scheme is the 'Essen Hyp University Program'. In 2002 this series of bi-weekly lectures comprised 24 lectures held by executive staff from within our bank, as well as by external specialists with an academic or practical background. On average each of the lectures was attended by 61 employees. The program aimed at promoting the transfer of knowledge and multidisciplinary thinking. Issues covered by these lectures included Corporate Management, Treasury, Accounting and Taxes, Property Financing, Controlling, as well as Rules and Regulations – an issue that is subject to permanent change. This series of lectures was certified as an 'academic training program for skilled employees and executive staff' by the University of Essen.

Age	Male	Female	Total
61-65	2 (1.5%)	1 (0.8%)	3
56-60	4 (3.0%)	1 (0.8%)	5
51-55	5 (3.8%)	5 (3.8%)	10
46-50	8 (6.1%)	4 (3.0%)	12
41-45	5 (3.8%)	4 (3.0%)	9
36-40	21 (15.9%)	16 (12.1%)	37
31-35	15 (11.4%)	16 (12.1%)	31
25-30	9 (6.8%)	9 (6.8%)	18
< 25	3 (2.3%)	4 (3.0%)	7
	72 (54.6%)	60 (45.4%)	



Total: 132

The importance of looking beyond one's individual workplace and of broadening one's horizon is reflected by the Group project 'training on the job', under which employees are placed in the Commerzbank AG or in other affiliated companies for a limited period of time. Furthermore, we promote the personal strengths of every single employee by means of individual training and qualification programs. This, too, is part of our approach to ensure the bank's future success.

Against this background we believe that the training of young people not only constitutes a social obligation, but that it is also an important factor for our bank's future development. This is why we have in place training schemes for all important activities carried out by our bank, enabling the young people to become bank clerks, clerks in data processing or clerks in property management. Four young trainees finished their training in 2002, while three other young trainees are still pursuing their training within our bank.

At year-end 2002, the number of staff employed with Hypothekenbank in Essen AG stood at 125 (134). This figure includes eight part-time employees, weighted according to their hours worked, three trainees and nine employees on parental leave. Without this weighting, the number of staff comes to 132 (141).

In the past year our employees had to fulfill a wide range of tasks, thus making a substantial contribution to the success of Hypothekenbank in Essen AG. This would not have been manageable without their huge personal commitment and enthusiasm in realizing our bank's objectives. We would therefore like to extend our thanks to all employees for the dedication they have shown in the business year 2002.

Furthermore, we would like to extend our thanks to those employees in the Commerzbank branches who assisted us in our retail lending activities in the framework of our system for the direct commitment of loans.

In the year under review we had a constant dialogue with our employees' representatives, covering all organizational questions and personnel matters. We have always arrived at solutions which were acceptable to all parties. We would therefore like to extend our thanks to the Staff Council for its responsible and constructive co-operation, which we highly appreciate.

Annual Accounts 2002

Application of statutory accounting rules

The annual accounts and financial statements have been compiled in accordance with the relevant provisions of the German Commercial Code (*HGB*), the German Stock Corporation Act (*AktG*) and the German Mortgage Bank Act (*HBG*), as well as in accordance with the regulations for the presentation of the annual accounts of German banks (*RechKredV*).

As a matter of principle, all details required by law that relate to individual items in the balance sheet and in the profit and loss account are explained in the Notes on the Bank's Annual Accounts.

Introduction Management Report Risk Report Staff Report **Annual Accounts** Balance Sheet Notes 61

Balance sheet of Hypothekenbank in Essen AG as of December 31, 2002

Assets

	€	€	€	€	previous year in €1,000
Cash reserve					
a) cash on hand			4,283.00		8
b) balances with central banks			97,626,785.88	97,631,068.88	199,688
of which: with Deutsche Bundesbank		97,626,785.88			(199,688)
Claims on banks					
a) mortgage loans			2,092,014.21		2,093
b) public-sector loans			12,562,876,871.26		12,771,087
c) other claims			4,023,311,554.16	16,588,280,439.63	2,689,132
of which: payable on demand		873,506,024.74			(257,481)
against lending on securities		0.00			(0)
Claims on customers					
a) mortgage loans			4,287,798,302.21		3,000,477
b) public-sector loans			23,306,712,920.11		24,070,347
c) other claims			11,539,168.24	27,606,050,390.56	13,573
of which: against lending on securities		0.00			(0)
Bonds and other fixed income securities					
a) bonds and notes					
aa) issued by public-sector borrowers		10,481,778,091.59			12,035,757
of which: eligible as collateral					
for Deutsche Bundesbank advances	4,217,379,814.57				(7,308,400)
ab) issued by other borrowers		13,804,215,042.29	24,285,993,133.88		12,313,649
of which: eligible as collateral					
for Deutsche Bundesbank advances	9,194,339,211.28				(7,802,028)
b) bonds and notes issued					
by Hypothekenbank in Essen AG			651,728,922.51	24,937,722,056.39	722,777
nominal amount		616,202,568.96			(692,850)
Shares and other variable-yield securities				1,056,695,842.48	729,990
Participating interests and trade investments				519,473.55	519
of which: in banks		0.00			(0)
Holdings in affiliated companies				1,141,000.00	1,116
of which: in banks		0.00			(0)
Recovery claims on Federal and State					
(*Laender*) authorities under post-war					
currency reform acts, including bonds					
in exchange for these				28,543,311.78	38,205
Tangible assets				26,026,866.80	28,383
Other assets				52,809,012.47	231,464
Deferred items					
a) from issuing and lending business			544,645,080.42		539,872
b) other			38,545,396.72	583,190,477.14	164,996
Total Assets				70,978,609,939.68	[illegible]

Liabilities and Shareholders' Equity

	€	€	€	previous year in €1,000
Liabilities to banks				
a) registered mortgage *Pfandbriefe* issued		73,483,241.50		68,370
b) registered public-sector *Pfandbriefe* issued		404,907,445.77		364,646
c) other liabilities		11,998,037,113.53	12,476,427,800.80	6,076,928
of which: payable on demand	166,055,895.44			(85,507)
Liabilities to customers				
a) registered mortgage *Pfandbriefe* issued		658,288,777.73		617,628
b) registered public-sector *Pfandbriefe* issued		1,502,136,075.54		1,535,364
c) other liabilities		1,098,316,865.38	3,258,741,718.65	363,374
of which: payable on demand	15,133,950.38			(6,552)
registered public-sector *Pfandbriefe*				
given to lenders as security				
for loans taken up	20,451,675.28			(20,452)
Securitized liabilities				
a) bonds and notes issued				
aa) mortgage *Pfandbriefe*		1,152,247,076.71		619,497
ab) public-sector *Pfandbriefe*		48,830,737,038.40		52,619,144
ac) other bonds and notes		3,758,877,613.54	53,741,861,728.65	5,741,558
of which: money market paper	1,477,921,175.71			(4,883,695)
Other liabilities			31,704,075.68	124,309
Deferred items				
a) from issuing and lending business		129,755,117.45		120,940
b) other		107,331,889.95	237,087,007.40	89,346
Provisions				
a) pensions and similar commitments		1,739,619.00		1,217
b) tax provisions		2,804,000.00		2,887
c) other provisions		17,563,000.00	22,106,619.00	4,646
Subordinated liabilities			296,938,340.75	298,495
Profit-sharing certificates			283,640,963.20	278,641
of which: due within the next 2 years	10,225,837.62			(0)
Capital and reserves				
a) subscribed capital		201,300,000.00		201,300
b) capital reserve		307,574,000.00		307,574
c) revenue reserves				
ca) other revenue reserves		44,993,685.55		44,994
d) distributable profit		76,234,000.00	630,101,685.55	72,273
Total Liabilities and Shareholders' Equity			70,978,609,939.68	[illegible]
Contingent liabilities				
liabilities from guarantees				
and indemnity agreements			169,740.15	105
Other commitments				
irrevocable lending commitments			533,392,331.36	824,595

Profit and loss account of Hypothekenbank in Essen AG for the period from January 1, 2002 to December 31, 2002

	€	€	€	€	previous year in €1,000
Interest income from					
a) lending and money market transactions		1,843,202,708.48			
b) fixed income securities					
and government-inscribed debt		1,309,726,036.46	3,152,928,744.94		3,146,406
Interest paid			- 3,003,843,087.07	149,085,657.87	- 2,992,391
Current income from					
a) shares and other variable-yield securities			47,599,307.73		28,471
b) participating interests and trade investments			9,972.90		0
c) holdings in affiliated companies			40,000.00	47,649,280.63	175
Commission received			2,696,795.20		127
Commission paid			- 11,920,198.89	- 9,223,403.69	- 11,914
Net expenses from financial transactions				0.00	- 62
Other operating income				23,469,616.00	12,399
General operating expenses					
a) personnel expenses					
aa) wages and salaries		- 9,091,354.56			- 8,765
ab) compulsory social security contributions,					
expenses for pensions					
and other employee benefits		- 1,665,958.01	- 10,757,312.57		- 1,827
of which: for pensions	*- 399,723.62*				*(- 648)*
b) other administrative expenses			- 9,454,069.48	- 20,211,382.05	- 9,607
Depreciation on and value adjustments					
to intangible and tangible assets				- 3,009,854.49	- 3,443
Other operating expenses				- 11,682,877.27	- 8,520
Write-downs of and value adjustments					
to claims and certain securities,					
as well as additions to the provision					
for possible loan losses				- 63,717,049.53	- 47,955
Income from write-ups to participating interests					
and trade investments, holdings in affiliated					
companies and securities treated as assets				0.00	4,879
Result arising from ordinary business activity				112,359,987.47	108,073
Taxes on income			- 35,978,124.56		- 35,651
Other taxes, unless already shown					
under 'Other operating expenses'			- 147,862.91	- 36,125,987.47	- 149
Net income for the year				**76,234,000.00**	72,273

Accounting and valuation methods

All assets appear at their nominal value pursuant to Section 340e (2) of the German Commercial Code (*HGB*). The difference between the amount actually paid out and the nominal value is shown under 'Deferred items'.

All recognizable individual risks in the lending business have been covered by the creation of individual value adjustments and provisions. For latent credit risks in the mortgage business, overall value adjustments were made to the extent permitted under tax legislation. As a provision for special risks inherent in banking activities, reserves pursuant to Section 340f of the German Commercial Code are held.

If assigned to the reserves held for liquidity purposes, bonds and other fixed income securities have been valued according to the lower-of-cost-or-market principle (Section 253 (3) of the German Commercial Code, together with Section 280 of the German Commercial Code). The fixed income securities assigned to fixed assets and investments have been valued at the adjusted purchase price. Premiums and discounts were spread over the securities' lives to maturity and were netted in the net interest income. Moreover, all securities, including derivatives which serve to hedge interest rate or currency risks, have been grouped into valuation units.

The fund units included in the item 'Shares and other variable-yield securities' have been completely allocated to the liquidity reserves and have been valued according to the lower-of-cost-or-market principle. The write-ups required under the regulation of making up value (Section 280 of the German Commercial Code) have also been made in this balance sheet item.

Participating interests and trade investments, as well as holdings in affiliated companies, have been included on the asset side of the balance sheet at their purchase price.

In accordance with their normal operating life, tangible assets are shown at their purchase price or manufacturing cost, less regular depreciation, or less the higher depreciation that is permissible under tax legislation. In addition to regular depreciation we have also made use of the simplification under Section 6 (2) of the German Income Tax Act (*EStG*) for writing off minor-value assets.

All liabilities are shown on the liabilities side of the balance sheet at the respective amounts to be repaid. The difference between the nominal value and the issue price of liabilities is shown under 'Deferred items'. Zero bonds are capitalized at cost price plus pro-rata interest, according to their issuance yields.

For contingent liabilities, provisions have been created to cover the expected amount.

Provisions for pension commitments have been calculated by applying 'Table 98' (Heubeck), their partial value having been determined according to the principles of actuarial science at a basic interest rate of 6%.

Pursuant to Section 340h (1) of the German Commercial Code, all balance sheet items denominated in foreign currencies have been converted at the euro foreign exchange reference rate of the European Central Bank (ECB) on the balance sheet date. All foreign currency items have been hedged by currency swaps. Income and expenses deriving from the valuation of these items offset each other.
Derivative transactions that aim to hedge interest rate, market and currency risks are not subject to a separate valuation. As they are so-called open contracts, they are not shown in the balance sheet.
When reporting the provision for possible loan losses, we have made use of the option to cross-compensate income and expenses pursuant to Section 340f (3) of the German Commercial Code.

Maturity pattern
The claims and liabilities shown below are classified according to their remaining time to maturity or periods of notice.

Breakdown by remaining time to maturity in € m

	Payable on demand	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	5 years and more
Claims on banks	873.5	4,468.6	890.7	3,721.7	6,633.8
Claims on customers	123.1	1,513.7	1,168.9	12,028.1	12,772.3
Liabilities to banks	166.1	11,295.9	380.3	482.8	151.3
Liabilities to customers	15.1	760.6	218.5	1,408.0	856.5

	With indeterminate maturity
Claims on customers	0

	Due in 2003
Bonds and other fixed income securities	3,389.9
Issued securities	18,175.3

Claims on/liabilities to affiliated companies/participating interests in € m

	Total	Of which: on/to affiliated companies	Of which: on/to companies in which participating interests are held
Claims on			
- *banks*	16,588.3	579.4	—
- *customers*	27,606.1	18.2	—
Bonds and other fixed income securities	24,937.7	—	—
Liabilities to			
- *banks*	12,476.4	1,279.4	—
- *customers*	3,258.7	—	—
Securitized liabilities	53,741.9	—	—
Subordinated liabilities	296.9	—	—

Negotiable securities in €1,000

	Total	Negotiable on a stock exchange	Listed on a stock exchange	Not listed on a stock exchange
Bonds and other fixed income securities	24,937,722.1	24,937,722.1	24,837,193.2	100,528.9
Nominal value	25,517,540.5	25,517,540.5	25,416,911.1	100,629.4
Shares and other variable-yield securities	1,056,695.8	—	—	—
Fund units	15,644,803	—	—	—
Participating interests and trade investments	519.5	—	—	—
Nominal value	552.7	—	—	—
Holdings in affiliated companies	1,141.0	—	—	—
Nominal value	129.0	—	—	—

Participating interests and trade investments in €1,000

Carried forward on January 1, 2002	519.5
Additions	—
Disposals	—
Value as of December 31, 2002	519.5

Holdings in affiliated companies in €1,000

	Share of capital held	Subscribed capital	Equity capital	Net income for 2002
REGINA Finanz- und Versicherungsvermittlung GmbH, Essen	100 %	52	538.2	6.3
Essen Hyp Immobilien GmbH, Essen	100 %	52	710.6	34.8
Immobilien Expertise GmbH, Essen	100 %	25	140.5	115.5

With effect from June 28, 2002 Hypothekenbank in Essen AG formed the Immobilien Expertise GmbH. The main object of this company is the drawing up of property valuation reports.

Repurchase agreements
As of the balance sheet date, securities totaling €3,328m were sold under agreements to repurchase.

Assets transferred as security
Essen Hyp pledged fixed income securities to a nominal amount of €538m and variable-yield securities (fund units) amounting to €313m.

Other assets
This item mainly comprises five commercial properties taken over to prevent losses from being incurred, as well as tax refund claims for corporate and trade tax purposes.

Changes in the book value of fixed assets in €1,000

	Participating interests and trade investments	Holdings in affiliated companies	Tangible assets	Bonds and notes
Purchase price/production cost carried forward on January 1, 2002	519.5	1,116.0	54,546.9	10,995,570.3
Additions in 2002	—	25.0	682.8	10,554,953.1
Disposals in 2002	—	—	268.8	15,762,847.6
Total write-offs	—	—	28,934.0	8,955.9
Net book value as of December 31, 2002	519.5	1,141.0	26,026.9	5,778,719.9
Net book value as of December 31, 2001	519.5	1,116.0	28,383.0	10,933,270.9
Write-offs in 2002	—	—	3,009.9	31,866.4

Minor-value assets are included under 'Additions' in the year under review and were written off completely. These write-offs were subsumed under 'Disposals' in the respective financial year. Tangible assets comprise the land and buildings, which are used by the bank as business premises, amounting to €24m. The book value of the bank's furniture and equipment is €2m.
Premiums and discounts relating to the purchase of bonds and notes were spread over the securities' lives to maturity. They are reported as income and expenses equivalent to interest in the profit and loss account, and as write-offs in the overview of the changes in the book value of fixed assets.

Depreciation for tax reasons
Pursuant to Section 7 (5) of the German Income Tax Act (*EStG*), the declining balance method has been applied to depreciate our properties in Essen, Gildehofstrasse 1 and Gildehofstrasse 2. The amount written off came to €2.1m.

Other liabilities to banks
This item comprises inter alia open-market transactions totaling €4.4bn. The volume of securities deposited with the Deutsche Bundesbank was €5.1bn. Also included in this item are term money borrowings and raised loans, as well as pro-rata interest and interest due on swap transactions.

Other liabilities

This item mainly comprises pro-rata interest and interest due on subordinated liabilities and on profit-sharing certificates outstanding.

Subordinated liabilities

In case of the bankruptcy or liquidation of the bank, subordinated liabilities are not considered for repayment until all creditors of non-subordinated claims have been satisfied. Early repayment is ruled out. The interest and discount expenditure for all subordinated loans was €19.2m.
The individual subordinated loans do not exceed the 10% limit of the total item.

Profit-sharing certificates

By December 31, 2002, €51.1m of the new profit-sharing certificates totaling €200m, authorized on March 22, 2000, had been placed. The remaining authorized profit-sharing certificates thus amount to €148.9m.

Subscribed capital/authorized capital

The Annual General Meeting of March 22, 2000 authorized the Board of Managing Directors to increase, with the approval of the Supervisory Board, the share capital of the bank by a maximum nominal amount of €50m through the issue of new shares against cash in either one or several tranches by March 21, 2005. The Board of Managing Directors did not make use of this authorization.
The bank's subscribed capital stands at €201.3m.

Number and denomination of the bank's shares

The bank's subscribed capital of €201.3m is divided up into 201,300,000 registered shares of €1 each. The capital is fully paid up.

Introduction Management Report Risk Report Staff Report Annual Accounts **Notes** Notes on the Balance Sheet

Capital reserve *in € m*

The bank's capital reserve has changed as follows:	
Carried forward on January 1, 2002	307.6
Allocations in 2002	–
As of December 31, 2002	307.6

Revenue reserves

Revenue reserves remained at the previous year's level and total €45m.

Other commitments in € m

Irrevocable lending commitments amount to:	
Mortgage loans	282.5
Public-sector loans	250.9
Total	533.4

Personnel expenses
In 2002 the bank's personnel expenses totaled €10,757,300. This includes the total compensation of €1,009,400 for the members of the Board of Managing Directors.

Other administrative expenses
The other administrative expenses for the bank's operations amounted to €9,454,100, including the compensation of €137,000 received by the members of the Supervisory Board.

Other operating income and expenses
This item mainly comprises rental income and income arising from concluded servicing agreements. Furthermore, this item includes income from the disposal of the property 'MediaPark Cologne', which used to be included in the current assets. Expenses arising from leases have been allocated to the other operating expenses.

Taxes on income
Taxes on income have been allocated to the result arising from ordinary business activities. A German tax grouping (*Organschaft*) with the Commerzbank AG for turnover or trade tax consolidation purposes was not in place.

Appropriation of profit
The bank's net income for the year under review amounting to €76,234,000 equals the distributable profit.

Cover pool of our public-sector *Pfandbriefe* Ordinary cover in €1,000

Claims on banks	
- public-sector loans	12,230,461
Claims on customers	
- mortgage loans	47,521
- public-sector loans	22,628,917
Bonds and other fixed income securities (book value in €1,000: 15,145,560)	15,012,024
Recovery claims on Federal and State (*Laender*) authorities,	
including bonds in exchange for these (book value in €1,000: 28,304)	28,389
Total	49,947,312

Cover pool of our public-sector *Pfandbriefe* Substitute cover in €1,000

Other claims on banks	530,000
Total	530,000
Total value of cover	50,477,312
Total volume of public-sector *Pfandbriefe* requiring cover	49,353,267
Surplus cover	1,124,045

Cover pool of our mortgage *Pfandbriefe* Ordinary cover in €1,000

Claims on customers	
Mortgage loans	1,786,904
Tangible assets (land charges on property owned by the bank)	17,486
Total	1,804,390

Cover pool of our mortgage *Pfandbriefe* Substitute cover in €1,000

Bonds and other fixed income securities	76,617
Total	76,617
Total value of cover	1,881,007
Total volume of mortgage *Pfandbriefe* requiring cover	1,803,422
Surplus cover	77,585

Breakdown of mortgages serving as cover – by Federal States/EU

Federal State/EU	*Number*	*in € m*
Baden-Wuerttemberg	548	100.7
Bavaria	523	192.7
Berlin	373	171.8
Brandenburg	288	47.9
Bremen	133	13.8
Hamburg	376	71.0
Hesse	849	119.5
Lower Saxony	1,558	175.5
Mecklenburg-Western Pomerania	49	19.5
North Rhine-Westphalia	4,952	687.8
Rhineland-Palatinate	116	12.1
Saarland	36	4.3
Saxony	172	32.0
Saxony-Anhalt	144	47.0
Schleswig-Holstein	594	64.1
Thuringia	116	42.7
EU member states	4	2.0
Total	10,831	1,804.4

Breakdown of mortgages serving as cover – by type of property in € m

The portfolio of mortgage loans covering mortgage *Pfandbriefe* comprises:	
Commercial properties	480.5
Residential properties	1,317.5
Mortgages on building sites	0.2
Unfinished new buildings, not yet generating earnings	6.2
Total	1,804.4

Breakdown of mortgages serving as cover – by loan size

	€	Number	in € m
Up to	50,000	2,448	82.3
Up to	500,000	8,056	834.8
More than	500,000	327	887.3
Total		10,831	1,804.4

Breakdown of public-sector loans serving as cover – by borrower including bonds and notes

	Number	in € m
The German Federal Government and the Federal Government's Special Fund	42	2,446.2
German Federal States (*Laender*)	608	17,295.6
Towns and municipalities[1]	1,196	4,508.1
Public-sector banks	990	19,264.2
Loans to EU member states	176	6,385.7
Mortgage loans guaranteed by public-sector bodies	816	47.5
Substitute cover – other investments	2	530.0
Total	3,830	50,477.3

[1] including municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities

Compulsory sales/sequestrations *On December 31, 2002, the following were pending:*

	Compulsory sales	Sequestrations	*Compulsory sales and sequestrations*	*Total number of cases*	*Compulsory sales effected in 2002*
Residential properties	8	0	10	18	7
Commercial properties	8	5	5	18	7
Total	16	5	15	36	14

In the year 2002, Essen Hyp took possession of one property in order to prevent losses.

Interest in arrears

On the balance sheet date, interest in arrears in the mortgage lending business that was due for more than three months totaled €1.6m. This amount has been value-adjusted in full. €1.3m of these arrears relate to commercial properties and €0.3m to residential properties.

Mortgage repayments in € m

Repayments during 2002:	
Through amortization	110.2
Other	127.2
Total	237.4

Volume of financial derivatives in € m

	Nominal amount			
	Remaining time to maturity			
Interest-based transactions:	<= 1 year	1-5 years	> 5 years	Total
Interest rate swaps (same currency)	48,789	123,050	73,691	245,530
Interest rate option sales	479	283	1,663	2,425
Other interest contracts	—	1,176	—	1,176
Currency-based transactions:				
Currency swaps	1,313	946	314	2,573
Total	50,581	125,455	75,668	251,704

All derivatives serve to hedge interest rate and market price fluctuations, as well as currency risks. We did not trade in derivatives.

Breakdown of partners in financial derivatives in € m

	Volume	Counterparty risk
OECD banks	251,704	875.2

In accordance with *Grundsatz I*, the counterparty risk is calculated by applying the mark-to-market method. We have first of all determined the positive market values, taking into account counterparty netting agreements. These figures were increased by the premium which applies to the relevant counterparty.

Total volume of foreign currency positions in € m

Assets	749.4
Liabilities	1,762.0

All foreign currency positions have been hedged by corresponding rate-hedging transactions in order to rule out currency risks.

Loans to Board members in € m

Board of Managing Directors	1.6
Supervisory Board	0.1
Total	1.7

Average number of staff

	Collectively negotiated salaries	Individually agreed salaries
Full-time staff	76	42
Trainees	4	0
Part-time staff	7	1
Total	87	43

The average number of staff employed in 2002 was 130.

Consolidated annual accounts

Commerzbank AG, Frankfurt am Main, holds an interest of more than 50% in our company.

These annual accounts and financial statements will be included in the consolidated annual accounts of the Commerzbank Group. Our subsidiaries REGINA Finanz- und Versicherungsvermittlung GmbH, Essen, Essen Hyp Immobilien GmbH, Essen, and Immobilien Expertise GmbH, Essen, are not included in the consolidated annual accounts because of their lesser importance.

The consolidated annual accounts of the Commerzbank Group as of December 31, 2001 were deposited with the local court (*Amtsgericht*) of Frankfurt am Main, HRB (Register of Companies) No. 32000, and published in the Federal Gazette (*Bundesanzeiger*) No. 110, dated June 19, 2002, page 8077ff.

Introduction Management Report Risk Report Staff Report Annual Accounts **Notes** Other Details

Seats on Supervisory Boards and other Supervisory Committees

Hubert Schulte-Kemper

- neuma – Neue Marler Baugesellschaft mbH; Chairman of the Supervisory Board
- Vestische Straßenbahnen GmbH; Chairman of the Supervisory Board

Harald Pohl

- *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg; Member of the Board of Directors

Supervisory Board	**Board of Managing Directors**
Dr. Axel Frhr. v. Ruedorffer Chairman; Member of the Board of Managing Directors, Commerzbank AG	Hubert Schulte-Kemper Chairman
Dr. Wolfgang Schuppli Deputy Chairman; Lawyer	Michael Fröhner
Dieter Disse Bank Employee	Harald Pohl
Ute Gibbels Bank Employee	
Andreas de Maizière Member of the Board of Managing Directors, Commerzbank AG	
Dr. Eric Strutz Head of Strategy and Controlling, Commerzbank AG	

Essen, February 3, 2003
Hypothekenbank in Essen Aktiengesellschaft

The Board of Managing Directors


Schulte-Kemper


Fröhner


Pohl

"We have audited the annual financial statements, the books of account and the management report of Hypothekenbank in Essen AG for the financial year from January 1, 2002 to December 31, 2002. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's Board of Managing Directors. Our responsibility is to express, on the basis of our audit, an opinion on the annual financial statements, including the books of account, and the management report.

We conducted our audit of the annual financial statements in accordance with Section 317 of the German Commercial Code (*HGB*) and the generally accepted German standards for the audit of financial statements promulgated by the Institute of Certified Accountants (*Institut der Wirtschaftsprüfer, IDW*). These standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial positions and results of operations in the annual financial statements – in accordance with the German principles of proper accounting – and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. Within the framework of the audit, the effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a sample basis. The audit includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable and safe basis for our opinion. Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with the German principles of proper accounting. On the whole, the management report provides an accurate understanding of the Company's position and suitably presents the risks of future development."

Frankfurt am Main, February 17, 2003
BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft


Dirk Jäger
Auditor


Dorothee Mende
Auditor

The Supervisory Board carried out its duties under applicable law and in accordance with the bank's statutes, constantly supervising the conduct of the bank's affairs. In four quarterly meetings and numerous individual discussions the Supervisory Board was informed by the Board of Managing Directors about the planned business policy, basic management issues, the situation and development of the bank and major business transactions. All these topics were thoroughly discussed with the Board of Managing Directors.
The Supervisory Board formed a Presiding Committee and a Credit Committee from within itself. *The Presiding Committee met three times* during the year 2002. In four meetings, the Credit Committee examined inter alia those loans which needed to be formally submitted. In the periods between meetings, loans requiring approval were submitted and approved via an exchange of letters.
The annual accounts and the management report for the financial year 2002, together with the accounting, were audited by BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, appointed as auditors at the AGM, and received their unqualified certification. The annual accounts, the management report and the auditors' reports were made available to all members of the Supervisory Board in good time for the relevant Board meeting. The auditors were available to inform the Supervisory Board about important results from their audit and to answer questions during the meeting on the accounts. The Supervisory Board has signified its agreement with the results of the audit.
The final examination by the Supervisory Board of the bank's annual accounts and financial statements, its management report and the proposals as to the appropriation of the distributable profit has revealed no cause for objections.
The Supervisory Board has approved the annual accounts presented by the Board of Managing Directors. They may accordingly be regarded as adopted. The Supervisory Board concurs with the proposal of the Board of Managing Directors as to the profit appropriation. Pursuant to Section 312 of the German Stock Corporation Act (*AktG*), the Board of Managing Directors also prepared a report on relations with affiliated companies and presented it to the Supervisory Board, together with the corresponding auditors' report by BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.
The Supervisory Board has examined the report of the Board of Managing Directors. It has approved this report, as well as the findings of the auditors' report. The auditors have provided the following certification for the report

of the Board of Managing Directors on the bank's relations with affiliated companies: "Having conducted our audit and evaluation in accordance with professional auditing standards, we confirm that

1. The actual details of the report are accurate;
2. The company's consideration in the transactions detailed in the report was not unreasonably high."

Following the final results of its examination, the Supervisory Board has raised no objections as regards the declaration of the Board of Managing Directors in their report on relations with affiliated companies.
The Supervisory Board wishes to express its thanks and appreciation to the Board of Managing Directors and the bank's staff for the work which they have so successfully carried out.

Essen, March 13, 2003

The Supervisory Board



(Chairman)

Head Office

Essen
Gildehofstrasse 1
D-45127 Essen
PO Box 10 18 61
D-45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury: +49 2 01 81 35-3 99
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under
HRB (Register of Companies)
Essen No. 7083

Lending Offices

Berlin
Bundesallee 28
D-10717 Berlin
Germany
Tel.: +49 30 86 21-3 95

Frankfurt
Westendstrasse 19
D-60325 Frankfurt/M.
Germany
Tel.: +49 69 17 20 65

Hamburg
Fleethof – Stadthausbrücke 3
D-20355 Hamburg
Germany
Tel.: +49 40 37 64 47 50
Fax: +49 40 37 64 46 27

Munich
Romanstrasse 43
D-80639 Munich
Germany
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Representative Offices

Brussels
Rue de l'Amazone 2
B-1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Paris
9, avenue de Friedland
F-75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: +44 20 76 38 09 52
Fax: +44 20 76 38 09 53

Leipzig
Georgiring 1-3
D-04103 Leipzig
Germany
Tel.: +49 3 41 96 17 36-1/-3
Fax: +49 3 41 9 60 61 40

Order Service

These items are available:

- [ ] Annual Report 2002 English
- [ ] Annual Report 2002 German
- [ ] Press Release December 31,2002 English
- [ ] Interim Report September 30,2002 English
- [ ] Interim Report September 30,2002 German
- [ ] Annual Report 2001 English
- [ ] Annual Report 2001 German
- [ ] Annual Report 2000 English
- [ ] Annual Report 2000 German
- [ ] Annual Report 1999 English
- [ ] Annual Report 1999 German
- [ ] Annual Report 1998 English
- [ ] Annual Report 1998 German

Please forward this order to:

Surname	
First name	
Street	
Town	
Postal code / Zip code	
Country	
E-mail	@
Phone	
Fax	

Submit Reset

Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

Application for:

Departments/Activities

- [ ] Treasury
- [ ] Property Financing
- [ ] Property Management
- [ ] Public Relations/Marketing
- [ ] Corporate Management
- [ ] Settlements
- [ ] Accounting and Taxes
- [ ] Controlling
- [ ] EDP, IT
- [ ] Personnel Department
- [ ] Legal Department
- [ ] Support Office of the Board of Managing Directors
- [ ] Secretariat of the Board of Managing Directors

Availability:

Surname:

First name:

Street:

Postal code / ZIP code

Town:

Country:

Telephone:

Fax:

E-mail: @

Skills/Professional experience

Resume:

Submit | Reset

Qualification and Training

Interview with Marita Kraft, Vice President and Head of the Personnel Department, on the bank's comprehensive training program

What are the particular characteristics of the training program that Hypothekenbank in Essen AG offers to its employees?

In the past we made frequent use of external training programs and seminars in order to improve the qualification of our employees. However, we realized that, in many cases, only a small portion of the huge amount of information provided in the framework of these programs is actually relevant to our bank's business activities. This is why we have decided to focus on in-house seminars that are either tailored to a homogenous group of employees and their specific job requirements or address our executive staff in general and cover multidisciplinary issues. These seminars are held by experts from international training academies, from university or from within our own institution. The quality of our training program will be certified by means of an internationally acknowledged certificate.

Could you please give an example?

The series of lectures within our 'Essen Hyp University' program deals with issues that are particularly important for our bank, such as risk controlling, corporate management, property financing or international accounting. There will be a total of 24 lectures, held every two weeks. These lectures are designed for and attended by our executive staff, junior executives and skilled employees, i.e. 50% of our total number of staff. A characteristic of this training program is that the Ruhr Graduate School, an academy for further education within the University of Essen, analyzes and certifies the academic relevance of each lecture. At the same time, this academy provides us with university lecturers. The employees who attend these lectures will be awarded a certificate issued by the University of Essen.

Why does Essen Hyp make such efforts to promote the further training of its employees?

Our comprehensive offer basically has three objectives: the transfer of knowledge, multidisciplinary thinking and action and the development of personal skills. By organizing this training program, we wish to promote corporate thinking, expertise that goes beyond one particular workplace, and the personal skills of our employees. The key question with regard to a certain task will no longer be: "Who is responsible for this?" but rather: "Who can do it in the best, quickest and most efficient way?"

Does this also include language training?

Yes, definitely. For an internationally operating bank, it is essential that an employee answering the phone is able to 'do his job' in English. This is why more than 90 of our employees, i.e. nearly 70% of our total number of staff, have been attending on-the-job conversation courses for years. We have recruited a native speaker of English who basically 'visits' his customers, i.e. our employees, at their workplaces and trains their language skills by dealing with job-related issues and questions. Since August 2001 we have also been offering French classes, albeit to a much more limited number of staff.

Can you say something about the acceptance of these measures by your employees?

I can only look at this question by pointing to the 'half life period' of our knowledge. Of course, all these training measures are optional offers to our employees, which they can accept or refuse. However, the great willingness to accept these offers – the high number of participants is a clear sign of this – and the predominantly very good final results show that our employees agree with the aim of these measures, i.e. to ensure their own – and therefore our bank's – future competitiveness. The employees' investment in this respect is their spare time, as the majority of these training measures take place after regular working hours or during the week-ends, without any compensation through time off.

Credit Research

Overview

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

- Overview of ratings

Code of Conduct

- Outline

Mortgage Loans

Breakdown of mortgage portfolio
- domestic loans by type of property, region and LTV
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of non-cover loans
- Loans with a LTV > 60%

Breakdown of new lending commitments
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV

All figures are updated periodically (see Overview of updates).

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch 31.03.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	17,751	35.59
AA+ / Aa1 / AA+	7,475	14.98
AA / Aa2 / AA	6,078	12.18
AA- / Aa3 / AA-	6,653	13.34
A+/A1/A+	1,119	2.24
A / A2/ A	308	0.62
A- / A3 / A-	621	1.25
BBB+ / Baa1 / BBB+	212	0.42
BBB- / Ba3 / BBB-	50	0.10
Without rating *	9,618	19.28
Total	**49,885**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	4,495	9.01
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,444	8.91
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	679	1.36
Total	**9,618**	**19.28**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 49,885m

Information as permitted
by banking confidentiality. **31.03.2003**

Please click on the different parts of the pie chart for further information.


30.61%
Public-sector banks, Private banks and saving banks
Loans within the EU
12.71%
8.91%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
47.77%
Federal Government's Special Fund

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	23,832	47.77
Public-sector banks and saving banks	15,269	30.61
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,444	8.91
Loans within the EU	6,340	12,71
Total	**49,885**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 49,885 m

Information as permitted
by banking confidentiality. 31.03.2003

Public-sector banks and savings banks	in Euro m
Public-sector banks	12,235

Savings banks in	in Euro m
Baden-Wuerttemberg	429
Bavaria	94
Bremen	10
Hamburg	20
Hesse	81
Lower Saxony	485
North Rhine-Westphalia	1,704
Rhineland-Palatinate	3
Saarland	35
Schleswig-Holstein	126
Mortgage loans guaranteed by the public-sector	47
Total	**15,269**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 49,885 m

Information as permitted by banking confidentiality.	**31.03.2003**
Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	252
Bavaria	375
Berlin	14
Brandenburg	9
Bremen	158
Hamburg	305
Hesse	225
Lower Saxony	602
Mecklenburg-Western Pomerania	37
North Rhine-Westphalia	1,784
Rhineland-Palatinate	183
Saarland	114
Saxony	7
Saxony-Anhalt	2
Schleswig-Holstein	368
Thuringia	9
Total	**4,444**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 49,885 m

Information as permitted by banking confidentiality.	**31.03.2003**
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	3,523
Federal Government's Special Fund	1,335
Laender (individual German Federal States)	18,974
Total	**23,832**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 49,885 m

Information as permitted
by banking confidentiality. **31.03.2003**

Loans within the EU	in Euro m
Public-sector banks in EU member states	1,146
EU member states	2,440
EU regional governments	1,524
EU member states' cities and municipalities	139
Loans guaranteed by EU member states	964
EU institutions	127
Total	**6,340**

Public-sector loans

Breakdown of cover pool by countries

		31.03.2003
by countries	in Euro m	in %
Austria	917	1.84
Belgium	315	0.63
EU Institutions	127	0.25
Finland	51	0.10
France	511	1.02
Germany	43,545	87.29
Greece	50	0.10
Italy	1030	2.07
Portugal	545	1.09
Spain	873	1.75
Sweden	118	0.24
The Netherlands	144	0.29
The United States*	127	0.25
Other	1,532	3.08
Total	**49,885**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

Public-sector loans

Breakdown of cover pool by risk weighting

		31.03.2003
Risk weighting	in Euro m	in %
0%	32,172	64.50
10%	6,836	13.70
20%	10,877	21.80
100%	0	0.00
Total	**49,885**	**100.00**

Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/03/2003	111.52	-7.23
28/02/2002	111.52	-8.22
31/01/2003	111.52	-7.86
31/12/2002	111.52	-8.94
30/11/2002	111.52	-8.23
31/10/2002	111.52	-8.23
30/09/2002	111.52	-8.58

Public-Sector loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (Public-Sector *Pfandbrief*)	Market value (Public-Sector *Pfandbrief*) with interest rate changes		Surplus cover	
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP
31.03.2003	53,421.36	50,360.36	56,482.35	50,156.69	48,869.78	51,443.59	1,490.58	3,264.67
28.02.2003	53,739.77	50,724.32	56,755.22	50,410.17	49,083.55	51,736.79	1,640.77	3,329.59
31.01.2003	53,959.98	50,917.07	57,002.89	50,445.44	49,148.05	51,742.83	1,769.02	3,514.55

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.4	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.0	0.4	2.9
31/12/2002	49,353.27	50,477.31	1,124.04	2.3	105.60	0.2	2.5
30/11/2002	49,272.87	50,275.99	1,003.12	2.0	175.50	0.4	2.4
31/10/2002	50,137.76	51,380.30	1,242.54	2.5	56.60	0.1	2.6
30/09/2002	51,635.61	52,759.97	1,124.36	2.2	194.00	0.4	2.6
31/08/2002	51,754.18	52,615.60	861.42	1.7	93.70	0.2	1.8
31/07/2002	51,926.88	53,197.72	1,270.84	2.4	521.96	1.0	3.5
30/06/2002	53,120.45	54,343.48	1,223.03	2.3	190.28	0.4	2.7
31/05/2002	52,129.00	52,928.70	799.70	1.5	333.40	0.6	2.2
30/04/2002	52,193.89	53,370.18	1,176.29	2.3	246.40	0.5	2.7
31/03/2002	52,058.05	53,049.26	991.21	1.9	114.60	0.2	2.1
28/02/2002	51,320.90	52,194.60	873.70	1.7	259.07	0.5	2.2
31/01/2002	59,986.62	51,578.17	591.55	1.2	589.90	1.2	2.3
31/12/2001	52,857.17	54,057.91	1,200.74	2.3	28.71	0.1	2.3
30/11/2001	50,556.70	52,539.98	1,983.28	3.9	108.00	0.2	4.1
31/10/2001	50,077.38	51,321.95	1,244.57	2.5	18.25	0.0	2.5
30/09/2001	48,429.43	50,503.98	2,074.55	4.3	193.66	0.4	4.7
31/08/2001	48,434.24	50,702.67	2,268.43	4.7	159.22	0.3	5.0
31/07/2001	47,943.44	50,240.65	2,297.21	4.8	259.89	0.5	5.3
30/06/2001	46,462.06	49,086.61	2,624.55	5.6	82.49	0.2	5.8
31/05/2001	46,462.84	47,557.00	1,094.16	2.4	151.30	0.3	2.7
30/04/2001	46,491.81	48,364.85	1,873.04	4.0	36.85	0.1	4.1
31/03/2001	47,107.41	48,461.91	1,354.50	2.9	161.00	0.3	3.2
28/02/2001	48,128.51	48,827.83	699.32	1.5	239.03	0.5	2.0
31/01/2001	48,270.30	49,018.78	748.48	1.6	221.44	0.5	2.1

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 31.03.2003

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	1,877	34.55
AA+ / Aa1 / AA+	192	3.53
AA / Aa2 / AA	1,627	29.95
AA- / Aa3 / AA-	790	14.54
A+/A1/A+	196	3.61
A / A2/ A	350	6.44
A- / A3 / A-	0	0.00
Without rating *	401	7.38
Total	**5,433**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	248	4.56
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	47	0.87
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	106	1.95
Total	**401**	**7.38**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality. **31.03.2003**

Please click on the different parts of the pie chart for further information.


37.60%
Public-sector banks, Private banks and saving banks
Loans within the EU
25.23%
36.30%
Federal Government's Special Fund
0.87%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	1,972	36.30
Public-sector banks and saving banks	2,043	37.60
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	47	0.87
Loans within the EU	1,371	25.23
Total	**5,433**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by countries

		31.03.2003
by countries	in Euro m	in %
Austria	159	2.93
Belgium	0	0.00
France	0	0.00
Germany	4,062	74.77
Greece	250	4.60
Italy	350	6.44
Portugal	230	4.23
Spain	126	2.32
The Netherlands	0	0.00
Others	256	4.71
Total	**5,433**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by risk weighting

		31.03.2003
Risk weighting	in Euro m	in %
0%	2,890	53.19
10%	458	8.43
20%	2,085	38.38
Total	**5,433**	**100.00**

Credit Research

Risk Report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization so that we can identify, quantify and qualify potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities. Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialized banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the German Federal Financial Supervisory Authority (BAFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are as such characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also, to an increasing extent, operational risks, play a key role.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk. Market risks hold the danger of losses resulting from adverse changes relating to prices or price-influencing parameters. In this context, interest rate risks are particularly important for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to an insufficient market depth or market disturbances, deals either cannot be wound up, or if so only with losses.

Credit and counterparty risks consist of the partial or total default of a legally binding contractual commitment by one of the parties thereto.

Within the meaning of the Basel Consultation Paper, Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal processes, staff, technology or external processes. Legal risks resulting from the legal framework, legal actions and contracts are also included in our understanding of operational risks.

Risk management structure - Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	"Market Conformity Checking"Department

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department
Retail customers (mortgage loans)	Property Financing Department Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department Notifying and Credit Research Department
Monitoring of compliance with credit limits	'Market Conformity Checking' Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department
Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department Mortgage Lending Risk Management Department Legal Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk acceptance. The acceptance of risks is the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks, which are then countered with suitable measures.

Risk monitoring

Market risks - Value at risk. The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from fixed-interest surplus positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitragefree zero-coupon discount factors are calculated daily on a weighted base of the current public-sector *Pfandbrief* yields and swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is executed by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The sixth-highest loss calculated by this method is recorded as the upper limit for losses or value at risk (VaR), whereby the assumption for the VaR is a holding period of the positions of one business day and a loss probability (confidence level) of 97.5%. The VaR of the whole portfolio describes the bank's aggregate market risk.

The efficiency and practical relevance of this method are monitored with the help of back-testing procedures. The projected VaR is compared to the actual market value changes on a daily basis. Due to the application of the double standard deviation – and a resulting unilateral confidence level of 97.5% as a maximum risk potential – the discrepancies between the VaR calculated on the previous day and the actual change in value not only serve as a tool to monitor the applied system but are also taken into account in the calculation of future values at risk. During the year 2001 there were 13 cases of adverse changes in value compared to the VaR calculated on the previous day. In two cases the VaR was exceeded by less than 10% and in three cases by less than 15%. This was due to the fact that volatility on the financial markets continually increased in the course of the year. When assuming a confidence level of 99%, the VaR was exceeded in no more than three cases.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses is fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The Board of Managing Directors, in co-operation with the Loans Committee of the Supervisory Board, fixes limits for the VaR (confidence level of 97.5%), as well as for worst case scenarios (confidence level of up to 100%). These limits have to be complied with at all times.

At the beginning of the period under review the VaR limit was lowered by 21%, compared to the previous year's limit. The VaR utilization of the authorized limit came to 82.5% as of December 31, 2001 and to 79.1% on an annual average. The utilization of the limit for worst case scenarios stood at 46.6% on the balance sheet day, while the annual average was 56.4%. In this context, it has to be taken into account that the worst case scenario was redefined in 2001 by applying higher scenario values (the most extreme changes seen during the past 10 years were taken as a basis).

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses by means of historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to the point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and as an annual
average in percent of the authorized limit in 2001 in %


100
95
90
85
80
75
70
65
60
55
50
Aug.
Sep.

'Traffic light system'. Pursuant to the requirements set out by the German Federal Financial Supervisory Authority (BAFin), valid since April 2001 and binding on all German mortgage banks, Essen Hyp not only calculates the VaR, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are executed for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BAFin in accordance with Section 10 of the German Banking Act (KWG).

These figures calculated on a daily basis. In December 2001, for example, the average limit utilization within this 'traffic light system' came to 14.27% while it stood at 9.69% on the balance sheet date. We not only report this data to the rating agencies Moody's, Standard & Poor's and Fitch, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 15.3% (percentage required by law: 8%) and a core capital ratio of 7.7% (percentage required by law: 4%) as of December 31, 2001, Essen Hyp has 'free capital' at its disposal. In addition to the limitation of interest rate risks in accordance with the BAFin stipulations and by means of our VaR calculations, this free capital serves as a further 'risk buffer' within the bank's overall risk framework.

Internal reporting. The Board of Managing Directors and the Head of Treasury are provided with information on the development of the market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Furthermore, the Head of Treasury reports on the bank's short-term and longterm liquidity situation in the course of the weekly Board meetings.

On a monthly basis, the Board of Managing Directors receives a detailed report worked out by the Controlling Department, providing, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. In addition to this, the monthly report worked out by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account items. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 88.6% of the balance sheet total, public-sector loans and loans to credit institutions governed by private law constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31st, 2001, the volume of this portfolio came to € 61.5bn, including pro-rata interest of € 1.6bn.

The breakdown of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector *Pfandbriefe*, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

The high quality of our public-sector cover assets, amounting to € 54.1bn as of December 31, 2001, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 68.0% of these assets are classified at a risk weighting of 0%, 11.5% at 10% and 20.5% at 20%. An analysis of the loan portfolio based upon rating considerations reveals that 50.6% of the assets have been awarded a triple A, 30.9% a double A and 3.8% a single A. Those assets which were not rated by an external rating agency, i.e. 14.7% of the total loan volume, include loans to German public-sector bodies (52.9%) and public-sector banks (46.9%), whose excellent credit quality was confirmed by our internal credit quality analysis.

Ratings of our cover assets		31.12.2001
Standard & Poor`s / Moody`s / Fitch	in Euro m	in %
AAA / Aaa / AAA	27,330	50.6
AA+ / Aa1 / AA+	7,573	14.0
AA / Aa2 / AA	6,074	11.2
AA- / Aa3 / AA-	3,068	5.7
A / A2 / A	1,035	1.9
A+ / A1 / A+	1,011	1.9
not rated	7,967	14.7
Total	**54,058**	**100.0**

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to credit institutions governed by private law, as well as to foreign public-sector bodies. Our non-cover transactions (excluding derivatives) with these counterparties amounted to € 5.1bn as of December 31, 2001. While 32.5% of these counterparties were rated double A, 50.0% were rated single A and 9.6% triple B. Loans totaling € 0.4bn received an external rating below triple B or were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is published in detail on our website. These figures are updated periodically.

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling € 1.1bn in the form of securities that are listed on European stock markets to certain Central and Eastern European reform countries. These securities have an average maturity of seven and a maximum maturity of nine years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces the counterparty risk by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 70 of the Notes on the Bank's Annual Accounts).

Counterparty ratings	in Euro m/remaining time to maturity			
Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	329	619	1,385	2,333
Double A	3,816	27,219	20,789	51,824

Single A	5,014	24,291	29,461	58,766
not rated	507	8,639	12,860	22,006
Total	**9,666**	**60,768**	**64,495**	**134,929**

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings — in Euro m/remaining time to maturity

Rating	< 1 year	1-5 years	> 5 years	Total
Double A	369	4,235	8,694	13,298
Single A	0	1,775	2,053	3,828
Total	**369**	**6,010**	**10,747**	**17,126**

No derivatives for a collateralization at market values. In the framework of the 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG), it is planned to permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding *Pfandbriefe*, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the *Pfandbriefe* outstanding is a prerequisite for issuing *Pfandbriefe*.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector *Pfandbriefe* outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, which is assisted by a special working group on risk management, and our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned. Based upon this valuation, which is carried out by our own certified valuers, the lending value – and thus the amount of the loan – is determined. The sustainable income from a charged property must at all times exceed the interest and principal payments due to our bank. For the timely recognition of credit risks, we established an early warning system which enables us to plot recognizable and latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse market-induced impact on the quality of the property location. The Loans Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount prior to each of its periodical Committee meetings.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law. Based upon thorough analyses, the operational units continually make assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to evaluate the liquidity situation, it is important that the assets relating to public-sector loans are extremely liquid and can consequently be sold at short notice, if required, in order to generate liquidity. The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves.

Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to this Grundsatz was 1.38 at the end of the year (required ratio: 1.0).

Operational risks

Apart from the 'classical' counterparty and market risks, operational risks are becoming ever more important in the banking business. This aspect is also stressed in the Consultation Paper adopted by the Basel Committee on Banking Supervision in January 2001 (Basel II), which stipulates that operational risks will have to be backed by equity capital in the future.

In 2001 we established the organizational framework for the management and controlling of operational risks, and have thus already anticipated the requirements expected to be laid down by Basel II. As a first step, the risks that are relevant to Essen Hyp were categorized according to their causes. At the same time, the tasks and responsibilities relating to the risk management process were laid down in an organizational manual that is available to all employees. In the third quarter of 2001 we then introduced, for the entire bank, a structured self assessment system in order to identify and assess operational risks. All departments and divisions were analyzed on the basis of this self assessment. This qualitative risk analysis not only aims at ensuring the early recognition of potential risks, but also at improving our procedural organization. In January 2002 we started to systematically record all operational risk losses within the framework of a Group project. This data will be analyzed and incorporated in a loss event database for the entire Group. We are convinced that Essen Hyp's system for the management and controlling of operational risks will, as far as we can see today, meet the requirements set out in the standardized approach under Basel II. Thanks to our internal records and the Group's loss event database, Essen Hyp will have comprehensive data on operational risks at its disposal by the time Basel II comes into effect.

However, even before the introduction of these self assessments, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to selected specific issues, we have sought external advice from consultants and other specialists. We have, for instance, tasked a consulting agency to analyze our EDP equipment and software, plus our structural and procedural organization, in order to gauge whether they meet future requirements. In this context it was necessary to anticipate internal and external requirements for the next five years. This analysis arrived at the conclusion that the bank's existing systems are future-orientated and targeted to coming requirements.

Our central computer systems and training schemes are two further examples to illustrate the preventive measures that have been taken in order to eliminate operational risks. To rule out emergency situations, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Thus a trouble-free 24-hour data flow is ensured. Moreover, we launched a qualification program for our employees in the operational units and in the back office in 2001 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors in processing that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized, and, at the same time, we can equally make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the risks resulting from them.

Internal auditing

Internal auditing forms an important part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-orientated inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department.

Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase. Consequently, issues relating to risk management will become more and more relevant for the bank's strategic considerations. In this context Essen Hyp will utilize considerable human and technological resources in order to refine its risk management instruments. The enhancement of our risk management system, to be implemented in the years to come, will mainly focus on assigning to the existing recognizable and potential risks an appropriate, e.g. comprehensible, capital allocation pursuant to the recommendations of the Basel Committee on Banking Supervision.

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
31/03/2003	73.9	65.4
28/02/2003	67.1	65.4
31/01/2003	67.1	65.4
31/12/2002	57.3	69.0
30/11/2002	60.6	69.0
31/10/2002	72.4	69.0
30/09/2002	75.8	69.0
31/08/2002	75.1	69.0
31/07/2002	63.6	69.0
30/06/2002	68.8	69.0
31/05/2002	70.6	69.0
30/04/2002	73.1	69.0
31/03/2002	72.4	69.0
28/02/2002	70.0	69.0
31/01/2002	74.1	69.0
31/12/2001	82.5	79.1
30/11/2001	88.9	79.1
31/10/2001	78.2	79.1
30/09/2001	81.1	79.1
31/08/2001	75.2	79.1
31/07/2001	77.7	79.1
30/06/2001	77.9	79.1
31/05/2001	77.6	79.1
30/04/2001	67.3	79.1
31/03/2001	80.3	79.1
28/02/2001	71.6	79.1
31/01/2001	74.5	79.1

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/03/2003	60.4	59.9
28/02/2003	63.2	59.9
31/01/2003	55.7	59.9
31/12/2002	63.4	56.4
30/11/2002	63.4	56.4
31/10/2002	55.6	56.4
30/09/2002	52.4	56.4
31/08/2002	57.0	56.4
31/07/2002	49.5	56.4
30/06/2002	55.4	56.4
31/05/2002	60.8	56.4
30/04/2002	67.3	56.4
31/03/2002	54.6	56.4
28/02/2002	58.3	56.4
31/01/2002	64.0	56.4
31/12/2001	46.6	56.0
30/11/2001	60.3	56.0
31/10/2001	63.5	56.0
30/09/2001	65.8	56.0
31/08/2001	62.9	56.0
31/07/2001	68.9	56.0
30/06/2001	52.7	56.0
31/05/2001	62.6	56.0
30/04/2001	56.6	56.0
31/03/2001	43.9	56.0
28/02/2001	38.2	56.0
31/01/2001	40.0	56.0

Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BAFin).

Date	Average utilization
31/03/2003	13.11%
28/02/2003	17.14%
31/01/2003	17.68%
31/12/2002	17.72%
30/11/2002	16.45%
31/10/2002	16.75%
30/09/2002	14.56%
31/08/2002	12.79%
31/07/2002	11.84%
30/06/2002	15.98%
31/05/2002	16.93%
30/04/2002	15.73%
31/03/2002	12.77%
28/02/2002	15.28%
31/01/2002	13.69%
31/12/2001	14.27%
30/11/2001	16.60%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 12.7% (percentage required by law: 8%) and a core capital ratio of 6.5% (percentage required by law: 4%) as of March 31, 2003, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1200
1000
800
600
400
200
0
liable capital not tied up by risk assets
20% limit
interest rate risk with
liable capital tied up by risk assets
Mar 02 Apr 02 May 02 Jun 02 Jul 02 Aug 02 Sep 02 Oct 02 Nov 02 Dez 02 Jan 03 Feb 03 Mar03

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2
31/12/2002	4.0	6.0	8.0	12.0
30/11/2002	4.0	6.1	8.0	12.1
31/10/2002	4.0	6.2	8.0	12.4
30/09/2002	4.0	6.2	8.0	12.4
31/08/2002	4.0	6.6	8.0	13.2
31/07/2002	4.0	6.8	8.0	13.5
30/06/2002	4.0	6.7	8.0	13.3
31/05/2002	4.0	7.0	8.0	14.1
30/04/2002	4.0	7.1	8.0	14.2
31/03/2002	4.0	7.2	8.0	14.5
28/02/2002	4.0	7.4	8.0	14.8
31/01/2002	4.0	7.6	8.0	15.2
31/12/2001	4.0	7.7	8.0	15.3
30/11/2001	4.0	8.0	8.0	15.9
31/10/2001	4.0	7.8	8.0	15.6
30/09/2001	4.0	8.1	8.0	16.2
31/08/2001	4.0	8.0	8.0	16.1
31/07/2001	4.0	7.8	8.0	15.6
29/06/2001	4.0	7.9	8.0	15.8
31/05/2001	4.0	8.5	8.0	17.1
30/04/2001	4.0	8.3	8.0	16.5
31/03/2001	4.0	9.4	8.0	18.5
28/02/2001	4.0	8.4	8.0	16.7
31/01/2001	4.0	8.2	8.0	16.1

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0
31/12/2002	1.21	1.0
30/11/2002	1.31	1.0
31/10/2002	1.24	1.0
30/09/2002	1.24	1.0
31/08/2002	1.68	1.0
31/07/2002	1.46	1.0
30/06/2002	1.75	1.0
31/05/2002	1.40	1.0
30/04/2002	1.92	1.0
31/03/2002	1.55	1.0
28/02/2002	1.34	1.0
31/01/2002	1.96	1.0
31/12/2001	1.38	1.0
30/11/2001	1.38	1.0
31/10/2001	1.89	1.0
30/09/2001	1.79	1.0
31/08/2001	1.55	1.0
31/07/2001	1.32	1.0
29/06/2001	1.30	1.0
31/05/2001	1.75	1.0
30/04/2001	1.36	1.0
31/03/2001	1.08	1.0
28/02/2001	1.17	1.0
31/01/2001	1.52	1.0

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch **31.03.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.21
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	40	0.95
AA- / Aa3 / AA-	809	19.23
A+ / A1 / A+	808	19.20
A / A2 / A	988	23.48
A- / A3 / A-	1,102	26.19
BBB+ / Baa1 / BBB+	105	2.50
BBB / Baa2 / BBB	149	3.54
BBB- /Baa3 /BBB-	45	1.07
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	153	3.63
Total	**4,208**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	50	1.19
International credit institutions	3	0.07
Other (e.g. financial institutions)	100	2.38
Total	**153**	**3.64**

Breakdown of non-cover assets

by borrowers

	31.03.2003	
by borrowers	in Euro m	in %
National credit institutions	1,384	32.89
Foreign Governments and municipalities	344	8.17
International credit institutions	1,639	38.95
Other foreign financial institutions (guaranteed by national or international credit institutions)	642	15.26
Others	199	4.73
Total	**4,208**	**100.00**

Breakdown of non-cover assets

by countries

		31.03.2003
by countries	in Euro m	in %
Germany	**1,445**	34.34
EU member states without Germany		
The Netherlands	992	23.57
France	387	9.20
Austria	288	6.84
Great Britain	196	4.66
Italy	275	6.54
Irland	0	0.00
Portugal	9	0.21
Spain	20	0.48
Sweden	135	3.21
Total EU without Germany	**2,302**	**54.71**
Others	117	2.78
EU candidate countries	344	8.17
Total	**4,208**	**100.00**

Breakdown of non-cover assets

by risk weighting

	31.03.2003	
Risk weighting	in Euro m	in %
0%	109	2.59
10%	270	6.42
20%	2,920	69.39
100%	909	21.60
Total	**4,208**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch **31.03.2003**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AA / Aa2 / AA	10	1.57
AA- / Aa3 / AA-	131	20.50
A+ / A1 / A+	147	23.00
A / A2 / A	207	32.39
A- / A3 / A-	141	22.07
Without rating *	3	0.47
Total	**639**	**100.00**

*** - Without rating**

	in Euro m	in %
International credit institutions	3	0.47
Total	**3**	**0.47**

Non-cover loans - Breakdown of new lending commitments

by borrowers

	31.03.2003	
by borrowers	in Euro m	in %
National credit institutions	178	27.86
Foreign Governments and municipalities	0	0
International credit institutions	382	59.78
Other foreign financial institutions (guaranteed by national or international credit institutions)	39	6.10
Others	40	6.26
Total	**639**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by countries

		31.03.2003
by countries	in Euro m	in %
Germany	**178**	27.86
EU member states without Germany		
The Netherlands	195	30.52
France	90	14.08
Austria	35	5.48
Great Britain	22	3.44
Italy	75	11.74
Portugal	9	1.41
Total EU without Germany	**426**	**66.67**
EU candidate countries	0	0
Others	35	5.47
Total	**639**	**100**

Non-cover loans - Breakdown of new lending commitments

by risk weighting

	31.03.2003	
Risk weighting	in Euro m	in %
10%	45	7.04
20%	524	82.00
100%	70	10.96
Total	**639**	**100.00**

Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

Date	Liable own capital	Total volume of assets rated below A3 or A-	in %
31.03.2003	1,135	474.5	41.81
28.02.2003	1,108	476.0	42.96
31.01.2003	1,108	449.5	40.58
31.12.2002	1,103	383.5	34.77
30.11.2002	1,103	397.6	36.03
31.10.2002	1,102	443.9	40.26

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity **31.03.2003**

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	10,086.2	16.64	4,534.5	4.13	4,911.4	6.47	19,532.1	7.93
Double A	9,391.1	15.49	30,250.6	27.54	20,483.1	26.98	60,124.8	24.40
Single A	41,143.5	67.87	74,845.1	68.13	50,205.0	66.13	166,193.6	67.45
Not rated	0	0	230.3	0.21	315.1	0.42	545.5	0.22
Total	**60,620.8**	**100.00**	**109,860.5**	**100.00**	**75,914.6**	**100.00**	**246,396.0**	**100.00**

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments Financial derivatives in Euro m / Remaining time to maturity **31.03.03**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	59,071.3	97.45	107,523.9	97.87	71,995.0	94.84	238,590.3	96.83
Swaptions	1,001.9	1.65	1,177.6	1.07	2,797.0	3.68	4,976.5	2.02
Other interest rate derivatives	102.3	0.17	255.7	0.23	425.0	0.56	782.9	0.32
Currency swaps	445.4	0.73	903.3	0.83	697.6	0.92	2,046.4	0.83
Total	**60,620.8**	**100.00**	**109,860.5**	**100.00**	**75,914.6**	**100.00**	**246,396.1**	**100.00**

Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook negative)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Standard & Poor's	Recent rating analysis as of Feb 07, 2002, ratings as of Oct 08, 2002.
Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
Fitch	Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

Publication Date: 07-Feb-2002
Reprinted from RatingsDirect

Research

Hypothekenbank in Essen AG

Analytical Contacts: *Karlo Fuchs, Frankfurt (49) 69-3 39 99-156;*
Michael Zlotnik, Frankfurt (49) 69-3 39 99-150

CREDIT RATING	
	A-/Negative/A-2
Outstanding Rating(s)	
Counterparty Credit	A-/Negative/A-2
Certificate of Deposit	A-/A-2
Senior Unsecured	A-
Commercial Paper	
Foreign Currency	A-2
Subordinated	
Local Currency	BBB+
Short-term Debt	A-2
Senior Secured	AAA
Credit Rating History	
Dec 19, 2001	A-/A-2
Feb 14, 2001	A+/A-1
Sovereign Rating	
Germany (Federal Republic of)	AAA / Stable / A-1+

Rationale

The ratings on Hypothekenbank in Essen AG (EssenHyp) reflect the ratings of its majority shareholder Commerzbank AG (A/Negative/A-1) (to a lesser extent, however) and increasingly reflect EssenHyp's stand-alone risk and financial profile. Ratings on EssenHyp's public sector Pfandbriefe are based on Standard & Poor's regular surveillance of asset quality and cash flow adequacy.

Commerzbank's restructurings, especially the merger of its other mortgage bank, Rheinische Hypothekenbank AG (Rheinhyp; A/WatchDev/A-1) into the "new" Eurohypo, fosters uncertainties about the strategic importance of EssenHyp to Commerzbank's long-term strategy and Standard & Poor's now draws less comfort from Commerzbank's majority ownership of EssenHyp. Standard & Poor's believes, however, that as long as Commerzbank maintains its majority stake in EssenHyp, the bank would receive support in the unlikely event that it experienced financial difficulties.

The ratings on EssenHyp increasingly reflect the bank's stand-alone profile: its strong public sector driven asset quality--given the dominance of lending to public sector authorities with a low credit risk--stable operating performance, and its lean cost structure. The ratings are somewhat impaired by EssenHyp's reliance on successful asset and liability management. Taking into consideration the market risk associated with public sector lending, Standard & Poor's views EssenHyp's capitalization as only moderate. In addition, mortgage lending continues to be characterized by fierce competition, and low margins do not always compensate for the risks involved.

The triple-'A' rating on EssenHyp's Öffentliche Pfandbriefe reflects the collateral and cash flow adequacy of the bank's Pfandbriefe, coupled with protections afforded by German insolvency and banking laws. EssenHyp maintains a segregated, revolving pool of high-quality public sector loans on which the Öffentliche Pfandbriefe have a preferential claim. The amount and quality of collateral and its cash flow adequacy is sufficient to absorb potential credit losses and repay interest on and principal of the Pfandbriefe as they become due, even in the unlikely case that the bank is unable to meet its obligations. These factors are monitored as part of Standard & Poor's regular Pfandbriefe surveillance. The rating also reflects the sound quality of the management, control, and expertise of EssenHyp.

With total assets of €65.4 billion and total adjusted equity of €554 million at Sept. 30, 2001, EssenHyp ranks among the largest pure mortgage banks in Germany, and is one of the largest issuers of public sector Pfandbriefe. EssenHyp is 51%-owned by Commerzbank.

EssenHyp's asset quality is strong given the dominance of historically low-risk loans to public sector authorities in Germany and the high quality of its European public sector loan portfolio. Public sector loans (including the bond portfolio, which, in its majority, consists of public sector exposures) account for about 91.2%.

Reflecting the low credit risk profile of EssenHyp's portfolio, profitability levels are also low especially compared internationally, but are in line with other public sector-focused mortgage banks, however.

Standard & Poor's does not expect significant improvements in bottom line profitability in the future. Standard & Poor's is also concerned that the bank's current profitability levels are not sustainable, given the market environment and EssenHyp's entry to mortgage lending. Mortgage lending is characterized by fierce competition, and the low margins do not always compensate for risks involved.

Pfandbrief issuance continues to dominate funding, accounting for 78.6%, with €50.0 billion as Öffentliche Pfandbriefe and Hypothekenpfandbriefe of €1.2 billion.

Reflecting the increased focus on mortgage loans, EssenHyp's regulatory Tier 1 capital ratio decreased to 8.1% at Sept 30, 2001 from almost 12% in 1999.

Outlook

The outlook continues to reflect that of its majority shareholder, Commerzbank, as well as remaining uncertainties concerning the role of EssenHyp in Commerzbank's long-term strategy. Ratings could be lowered further if it becomes apparent that Commerzbank's long-term commitment to the bank weakens further, or if EssenHyp's financial or risk profile deteriorates. Under such circumstances, Standard & Poor's ratings will place greater emphasis on EssenHyp's stand-alone credit quality.

Profile

EssenHyp ranks among the largest private mortgage banks in Germany in terms of total assets. Its principal offices are located in Essen, and the bank maintains five branches and two representative offices. In 2002, the bank intends to open another representative office in London to accommodate growth in wholesale commercial mortgage lending. Staff numbers remained at low levels and totaled 136 as at June 30, 2001.

Founded only in 1987, EssenHyp's balance sheet has grown by about €10 billion annually over the past few years due to high volume public sector lending. Because of a more volatile interest rate environment and the public sector reducing its debentures, however, there has been a reduced growth pace since 1999.

As a private mortgage bank, EssenHyp's business is essentially restricted to making residential and commercial mortgage loans, and loans to public sector authorities in Germany, within the EU, and the EEA.

As a mortgage bank, it also enjoys the privilege of refinancing such loans with Pfandbriefe (Hypothekenpfandbriefe or Öffentliche Pfandbriefe), which are secured by the underlying loan.

The implementation of the fourth financial market law (4. Finanzmarktförderungsgesetz), planned for mid-2002, will see an expansion of eligible assets for both Öffentliche and Hypothekenpfandbrief, which will broaden the bank's business asset gathering possibilities, and will also facilitate cover pool management, as derivatives will become pool eligible and assets and liabilities must be matched on a net present value basis--a concept similar to Standard & Poor's Pfandbrief rating approach.

EssenHyp's core competency and focus since its establishment has been on public sector lending, which today accounts for 91.2% of total assets. The bank also continues to be one of the largest and most liquid Jumbo and Global Pfandbriefe issuers. However, this does not provide real advantages per se, as lending to public sector authorities is a commodity with razor thin margins. In public sector lending, EssenHyp competes mainly with other German mortgage banks, Landesbanks, and other European banks focused on public sector lending or that have the possibility to refinance this margin-sensitive business with highly rated secured debt instruments.

Ownership and Legal Status

According to §2 of the German Mortgage Bank Act, mortgage banks may only operate in the legal form of a joint-stock company (AG), as EssenHyp does, or as a partnership limited by shares (KGaA). EssenHyp's shares are not listed on a stock exchange. In September 1994, Commerzbank acquired a 51% share in EssenHyp from EssenHyp's founder, the Schuppli family, who still retain the remaining 49%.

Commerzbank is currently reconsidering the strategic importance of its mortgage bank holdings, but EssenHyp's ownership structure is likely to be maintained at least in the medium term.

Commerzbank AG has issued a letter of comfort for EssenHyp, and the latter's exposures are part of Commerzbank's global risk limits. In addition, EssenHyp is fully consolidated in Commerzbank's group accounts and representatives of Commerzbank sit on the supervisory board of EssenHyp.

At June 30, 2001, EssenHyp accounted for 12.5% of the Commerzbank group's total assets but 14.7% of the group's pretax profit.

Being a private mortgage bank, EssenHyp is subject to the provisions of the German Banking Act and is regulated by the Mortgage Bank Act, both amended in 1998. Supervision is exercised by the German Banking Supervisory Authority. Under the Mortgage Bank Act, mortgage banks are also subject to special, more extensive, supervision by the supervisory authority.

Strategy

EssenHyp is expected to continue its focus on public sector lending to highly-rated borrowers within the restrictions of the Mortgage Bank Act, but it will also increase origination of mortgage loans in particular over the next few years to achieve a more balanced revenue contribution.

EssenHyp will copy its public sector lending business model to the mortgage lending unit. Hence, the bank intends to gather large amounts of low risk assets (preferably already seasoned real estate portfolios) that will then be refinanced via the Hypothekenpfandbrief. Combined with a lean set up (accomplished by outsourcing the servicing of loans), the bank expects to establish a second revenue source that can make up for profitability pressure in its core competency public sector lending.

Funding is expected to remain dominated by high volume Pfandbrief issuances, but other refinancing such as secured borrowings or funding via unsecured instruments are likely to increase. EssenHyp is expected to achieve growth by retaining earnings and through capital increases by its shareholders.

Standard & Poor's welcomes the bank's revenue diversification, but is skeptical about short-term improvements as narrow margins in mortgage lending do not always compensate for the risks involved. Standard & Poor's also expects that pure mortgage banks will come under increasing pressure by mixed mortgage banks (HVB Real Estate Bank; the "new" Eurohypo) that–due to lesser regulatory restrictions–have the capability to offer a one-stop service to their customers and can establish themselves more easily as a benchmark issuer.

Asset Quality

EssenHyp's asset quality remains strong given the dominance of historically low-risk loans to public sector authorities in Germany, and no problems have yet occurred. Existing problems in the mortgage loan portfolio seem to be adequately covered and potential problems are at manageable levels.

Public sector loans (including bonds that in their majority are used as public sector credit surrogates) increased slightly to €58.7 billion, or 89.7% of total assets, at Sept. 30, 2001, compared with €53.2 billion or 90.5% at year-end 2000. Compared with previous years, however, (and also in light of upcoming changes in eligibility criteria), the proportion of loans refinanced through Öffentliche Pfandbriefe has decreased considerably to 86% at Sept. 30, 2001, compared with 88% at year-end 2000, and 94% at year-end 1999.

Chart 1

Asset Composition



Securities (left scale)
Total real estate loans (left scale)
Public sector/government (left scale)
Other (left scale)
Loans to banks (net) (left scale)
Total reported assets (right scale)
(%)
(Bil. €)
100
90
80
70
60
50
40
30
20
10
0
70
60
50
40
30
20
10
0
1996
1997
1998
1999
2000
June 2001

Also reflecting recent changes in public sector issuers' behavior to fund via straight bonds instead of promissory notes, as well as eligibility of bonds for Pfandbrief cover since 1998, the share of securities relative to total assets further increased to €22.2 billion or 34% at Sept. 30, 2001 following €16.5 billion or 28.5% in 2000, but only 8.5% in 1997.

To increase limited German Gaap transparency of the bank's asset quality, the bank has started to voluntarily and regularly disclose a breakdown not only of its collateral pools, but also of its non-cover eligible assets to give investors a higher transparency (which is available on their Web-site: www.essenhyp.com).

Also, a detailed analysis of EssenHyp's public sector pool reveals that the bank's portfolio is intentionally geared toward highly rated borrowers, for loans to the Federal Government of Germany, its federal states, and public sector banks accounting on average about 90% of the public sector loan pool.

Following changes in the bank's strategy outlined above, commercial and residential mortgage loans in particular have started to increase. These loans comprised €2.8 billion at Sept. 30, 2001--a 13% increase compared with year-end 2000, and an increase of more than 40% compared with year-end 1999. About €2.4 billion of these loans are eligible for the bank's Hypothekenpfandbriefe (mortgage bonds) cover pool, but currently only €1.4 billion are used as collateral.

Together, public sector loans, mortgage loans, and the bond portfolio represent more than 94% of the bank's total assets.

Typically, public sector loans do not require credit related provisions. As the bank only focuses on high quality commercial and residential mortgage loans, risk provisions could be kept at low levels, and are currently no area of concern.

Risk provisions increased in the past two years, but are still at low levels, however, and do not completely reflect the trends in the basic credit quality of the bank's loan portfolio. These provisions according to German Gaap can materially be distorted as they can also include:

- Net profit or loss on the sales of securities in the bank's liquidity security portfolio and the write-ups of, and provisions against, these securities; and
- Increase/release of general LLPs.

EssenHyp never experienced a loss on, and credit provisions have never been necessary for a public sector loan in the bank's history.

Profitability

Due to business restrictions by the Mortgage Bank Act, revenues essentially comprise interest income only, and because EssenHyp's main business is in low margin public sector lending, EssenHyp's profitability levels are low by international standards. In addition, public sector lending is also a low credit risk and a low-cost business, which mitigate profitability concerns.

A volatile interest rate environment since mid-1999, and regulatory restrictions on interest rate risk imposed since 2001, has aggravated income generation from public sector lending. Also, given the fierce competition in the diminishing domestic mortgage loan market, it remains to be seen whether EssenHyp's changed strategy to balance diminishing public sector revenues with residential mortgage loans can make up the difference in the long term.

However, it appears that EssenHyp's profitability is not yet negatively affected as the bank has successfully adapted to the new environment and its business model for mortgage lending is gaining momentum.

The 2.7% decrease in net interest income in 2000 to €167 million essentially reflects the continued margin pressure on the asset side, accompanied by increased funding costs. This resulted in an interest margin (interest income-to-average assets ratio) of only 30 basis points (bps) for 2000, following 34bps for 1999 and 47bps in 1996. As margin pressure continued in 2001, the increase to annualized 32bps for the first nine months is mainly attributable to a more predictable market environment where mismatching and portfolio optimization allowed an increase in final margins.

EssenHyp's outstanding cost-to-income ratio is one of the bank's key strengths, which are also crucial for a bank predominantly active in public sector lending. Although adjusted for investment gains, the bank's ratio had increased to a moderate 14.8% at year-end 2000 (driven by lower revenues), from 13.4% at year-end 1999; strict cost containment in 2001 has already been rewarded with an annualized 11.3% in 2001, which is among the lowest in Germany.

As the bank will use a cost-conscious approach to foster its mortgage lending, no deterioration of that ratio is expected.

Average new loan-loss provisions to average customer loans were only at 4bps in 2000, reflecting the dominant public sector business of the bank.

Standard & Poor's is somewhat concerned whether the increased mortgage activities will also lead to increased credit provisions, which would be difficult to absorb.

Pretax profit as a percentage of average assets hovered around 24bps in the past few years, but dropped significantly to 17bps in 2000. Given a favorable tax position in 2000 the (after tax) ROA remained at 12bps, which is only 1bp below the 13bps of previous years. Due to the more favorable conditions in 2001, ROA is expected to increase in 2001 to more than 15bps.

Whereas return on average adjusted common equity (ROE) dropped to 12.7% at Dec. 31, 2000, 2001 figures are likely to exceed more than 15%.

Standard & Poor's deems it crucial for EssenHyp's bottomline profitability to continue its successful funding strategy, its interest and market risk management, and to maintain a strict cost regime. These factors will be challenging given the expansion of its mortgage lending and uncontrollable cost drivers such as the implementation of Basle II. Also, thin margins in public sector and mortgage lending might not cover both risk provisions and an adequate return on capital, putting further pressure on profitability.

Asset-Liability Management

With total Pfandbriefe issued of €51.2 billion at Sept. 30, 2001, EssenHyp ranks among the largest German issuers, and Pfandbriefe continue to represent EssenHyp's dominant funding source. With a large gap, the bank's funding is complemented via unsecured borrowings such as drawings under its €5 billion CP program and other interbank lending.

Chart 2
Development of Funding



Public sector Pfandbriefe (left scale)
Mortgage Pfandbriefe (left scale)
Other borrowings (left scale)
Other liabilities (left scale)
Due to banks (left scale)
Total liabilities (right scale)
(%)
(Bil. €)
100
90
80
70
60
50
40
30
20
10
0
70
60
50
40
30
20
10
0
1996
1997
1998
1999
2000
June 2001

The issuance of Pfandbriefe is a privilege for mortgage banks that is shared only with the German Landesbanks and a few other public sector banks. Their secured nature makes Pfandbriefe a very cost-efficient funding instrument, as they grant their holders a preferential claim over all other creditors in the case of insolvency of the bank. Öffentliche Pfandbriefe and Hypothekenpfandbriefe are both collateralized by distinct pools of either public sector or mortgage loans that must comply with the requirements outlined in the Mortgage Bank Act. The April 1998 amendment of the Act clarified the separation of each pool from the remaining assets of an insolvent mortgage bank, thereby clarifying and strengthening the preferential claim of holders of Pfandbriefe. Because of this legal protection, EssenHyp's Öffentliche Pfandbriefe can achieve a 'AAA' rating as Standard & Poor's ongoing analysis of the collateral quality and cash flow adequacy of pool assets and corresponding Pfandbriefe reveals that payment is ensured in a timely fashion. At Sept. 30, 2001, the collateral for Öffentliche Pfandbriefe exceeded Pfandbriefe issued by 4.1% on a nominal basis.

With spread widening between public sector loans and Pfandbriefe, treasury operations and efficient market risk management have even become more crucial success factors for mortgage banks that specialize in public sector lending. Whereas earnings contribution from maturity mismatching has never accounted for the majority of revenues, it has helped EssenHyp to make this "repacking" of public sector loans profitable.

While varying between different mortgage banks, risk taking has not always been in line with risk taking capacities. Hence, new regulatory guidelines, effective since April 2001, now require German mortgage banks to more closely monitor, limit, and report interest rate risks in their banking book. Regulators now assess the banks' risk management capabilities or willingness to take interest rate risk on the effect an overnight 100bps parallel yield curve shift would have on the banks' liable regulatory capital. Standard & Poor's believes that this regulation has a positive impact on the banks' self-discipline regarding risk taking, and ultimately on the banks' risk profile.

The introduction of those rules has reduced EssenHyp's risk taking abilities, and the limitation will have a moderating impact on future earnings contributions from its public sector lending business. Whereas EssenHyp has been at the level of those mortgage banks that show the highest utilization of the 20% limit (max allowed regulatory interest rate exposure in relation to regulatory capital), it is also one of the few banks that regularly discloses its average monthly utilization.

The bank monitors its market risk on a mark-to-market basis, and the bank uses value-at-risk (VaR) to monitor its exposures. EssenHyp's VaR figure is based on a 97.5% confidence level and a one-day holding period. In accordance with best practices, EssenHyp regularly runs simulations such as worst-case and stress scenarios in order to assess its interest rate exposure, to evaluate risk with respect to abnormal market conditions. Also, to validate its model, backtesting of results is regularly performed. In addition, EssenHyp regularly reports its risk figures to Commerzbank.

Standard & Poor's regards the bank's risk management as appropriate in light its risk profile.

Capital

EssenHyp's capital strength is regarded as average among its peers, and an adjusted common equity-to-average assets ratio of 0.85% at Sept. 30, 2001 (following a five-year average of 0.9) is only adequate in light of the bank's public sector dominated risk profile and annual capital injections by its shareholders that accompanied growth. The bank's capital ratios compare unfavorably with international peers, however.

With EssenHyp's efforts to increase mortgage lending, (and therefore to increase risk-weighted assets), regulatory capital ratios have started to decline. The bank posted a Tier 1 ratio of 8.1% at Sept. 30, 2001, following a ratio of almost 12% at year-end 1999. Although this is still well above the regulatory minimum, Standard & Poor's does not consider regulatory ratios as a perfect indicator of a mortgage bank's capital strength, as only regulatory credit risk is monitored and capital is therefore not available to cover for risks other than credit risks.

The current tax reform in Germany will increase earnings retention potential. However, given the competitive environment in public sector lending as well as harsh competitive pressure for mortgage lending, it remains to be seen whether the bank's shareholders will allow such increased retention. In Standard & Poor's view, a continuation of capital increases or increased earnings retentions will be needed to accompany growth and to enable the bank to remain on the same rating level.

Table 1 Balance Sheet Statistics

		--Year ended Dec. 31--					Bre
(Mil. €)	*2001**	*2000*	*1999*	*1998*	*1997*	*2001**	*200*
ASSETS							
Cash and money market instruments	0	438	488	27	25	0.00	0.
Securities	22,186	16,771	11,144	6,257	3,006	33.93	28.
Nontrading securities	22,186	16,771	11,144	6,257	3,006	33.93	28.
Loans to banks (net)	1,651	2,065	1,541	852	636	2.53	3.
Customer loans (gross)	39,804	38,735	42,026	38,068	31,480	60.88	65.
Public sector/government	36,965	36,433	40,156	36,228	29,753	56.54	61.
Total real estate loans	2,806	2,271	1,841	1,827	1,715	4.29	3.
All other loans	33	31	30	13	12	0.05	0.
Customer loans (net)	39,804	38,735	42,026	38,068	31,480	60.88	65.
Earning assets	63,641	57,890	54,732	45,200	35,146	97.34	98.
Equity interests/participations (nonfinancial)	N.A.	17	17	7	5	N.A.	0.
Fixed assets	N.A.	34	36	41	34	N.A.	0.
Accrued receivables	0	548	557	264	248	0.00	0.
All other assets	1,740	162	96	82	38	2.66	0.
Total reported assets	65,381	58,771	55,905	45,597	35,471	100.00	100.
Adjusted assets	65,381	58,771	55,905	45,597	35,471	100.00	100.
LIABILITIES							***Break***
Total deposits	5,652	5,291	2,323	1,358	1,171	8.65	9.
Noncore deposits	5,274	5,167	2,207	1,242	1,060	8.07	8.
Core/customer deposits	378	124	116	116	111	0.58	0.
Mortgage pfandbriefe	1,177	1,272	1,078	1,087	1,219	1.80	2.
Public sector or total pfandbriefe	50,014	47,015	48,379	38,684	30,076	76.50	80.
Other borrowings	7,377	4,378	3,445	3,890	2,529	11.28	7.
Other liabilities	607	261	193	175	150	0.93	0.
Total liabilities	64,827	58,217	55,418	45,194	35,145	99.15	99.
Total shareholders' equity	554	554	487	403	326	0.85	0.
Common shareholders equity (reported)	554	554	487	403	326	0.85	0.
Share capital and surplus	201	176	175	166	156	0.31	0.
Reserves (including inflation revaluations)	353	250	279	211	155	0.54	0.
Retained profits	N.A.	128	33	26	15	N.A.	0.
Total liabilities and equity	65,381	58,771	55,905	45,597	35,471	100.00	100.
Tangible common equity	554	554	487	403	326		
Adjusted common equity	554	554	487	403	326		
Tangible total equity	554	554	487	403	326		
Adjusted total equity	554	554	487	403	326		

**Data as of Sept. 30, 2001. Ratios annualized where appropriate. N.A.--Not available.*

Table 2 Profit and Loss Statement Statistics											
		--Year ended Dec. 31--					Adj. avg. assets (%)				
(Mil. €)	*2001**	*2000*	*1999*	*1998*	*1997*		*2001**	*2000*	*1999*	*1998*	*1997*
PROFITABILITY											
Interest income	2,366	2,838	5,488	4,040	2,443		5.07	4.95	10.81	9.97	8.03
Interest expense	2,219	2,671	5,316	3,888	2,315		4.75	4.66	10.47	9.59	7.61
Net interest income	147	167	172	153	128		0.31	0.29	0.34	0.38	0.42
Operating noninterest income	5	2	3	3	1		0.01	0.00	0.01	0.01	0.00
Fees and commissions	(6)	(6)	(4)	(3)	(2)		(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Equity in earnings of unconsolidated subsidiaries	0	1	0	0	0		0.00	0.00	0.00	0.00	0.00
Other noninterest income	11	7	7	6	3		0.02	0.01	0.01	0.01	0.01
Operating revenues	152	168	175	156	129		0.32	0.29	0.35	0.38	0.42
Noninterest expenses	17	25	23	18	20		0.04	0.04	0.05	0.05	0.06
Personnel expenses	8	10	9	8	8		0.02	0.02	0.02	0.02	0.03
Other general and administrative expense	9	12	11	9	7		0.02	0.02	0.02	0.02	0.02
Depreciation and amortization-other	0	4	3	2	4		0.00	0.01	0.01	0.00	0.01
Net operating income before loss provisions	134	143	152	137	109		0.29	0.25	0.30	0.34	0.36
Credit-loss provisions (net new)	40	15	10	13	N.A.		0.09	0.03	0.02	0.03	N.A.
Net operating income after loss provisions	94	128	142	125	109		0.20	0.22	0.28	0.31	0.36
Pretax profit	94	98	120	105	76		0.20	0.17	0.24	0.26	0.25
Tax expense/credit	N.A.	32	55	53	37		N.A.	0.06	0.11	0.13	0.12
Net income before minority interest	N.A.	66	65	52	39		N.A.	0.12	0.13	0.13	0.13
Net income before extraordinaries	N.A.	67	65	53	39		N.A.	0.12	0.13	0.13	0.13
Net operating income	N.A.	67	65	53	39		N.A.	0.12	0.13	0.13	0.13
AVERAGE BALANCE SHEET											
Average customer loans	39,269	40,381	40,047	34,774	27,368						
Average earning assets	60,766	56,311	49,966	40,173	30,161						
Average assets	62,076	57,338	50,751	40,534	30,432						
Average total deposits	5,471	3,807	1,840	1,264	804						
Average interest-bearing liabilities	61,088	56,591	50,122	40,007	29,992						
Average common equity	554	521	445	365	298						
Average adjusted assets	62,076	57,338	50,751	40,534	30,432						
OTHER DATA											
Number of employees (end of period)	N.A.	137	131	118	114						
Number of branches	N.A.	1	1	1	1						
Off-balance-sheet credit equivalents	N.A.	823	1,241	998	155						

**Data as of Sept. 30, 2001. Ratios annualized where appropriate. N.A.--Not available.*

Table 3 Ratio Analysis					
		--Year ended Dec. 31--			
	2001*	2000	1999	1998	1997
ANNUAL GROWTH (%)					
Customer loans (gross)	3.67	(7.83)	10.40	20.93	35.36
Adjusted assets form	14.96	5.13	22.61	28.55	39.69
Customer deposits	273.12	6.59	0.48	4.68	108.43
Tangible common equity	(0.03)	13.65	21.00	23.51	20.83
Total equity	(0.03)	13.65	21.00	23.51	20.83
Operating revenues	19.85	(4.01)	12.61	20.93	26.62
Noninterest expense	(8.36)	6.36	27.69	(6.03)	10.88
Net operating income before provisions	24.76	(5.62)	10.58	25.76	29.93
Loan-loss provisions	247.90	53.45	(21.59)	N.M.	N.M.
Net operating income after provisions	(1.97)	(9.78)	13.88	14.09	29.93
Pretax profit	27.68	(18.19)	14.58	38.24	46.15
Net income	N.A.	2.41	24.31	35.05	44.41
PROFITABILITY (%)					
Interest Margin Analysis					
Net interest income (taxable equiv.)/avg. earning assets	0.32	0.30	0.34	0.38	0.42
Net interest spread	0.35	0.32	0.38	0.34	0.38
Interest income (taxable equiv.)/avg. earning assets	5.18	5.04	10.98	10.06	8.10
Interest income on loans/avg. total loans	7.57	4.86	11.97	10.41	8.24
Interest expense/avg. intererst-bearing liabilities	4.83	4.72	10.61	9.72	7.72
Revenue Analysis					
Net interest income/revenues	96.83	99.03	98.24	98.09	99.36
Fee income/revenues	(4.09)	(3.82)	(2.06)	(1.77)	(1.62)
Noninterest income/revenues	3.17	0.97	1.76	1.91	0.64
Personnel expense/revenues	5.21	5.79	5.30	5.11	6.54
Noninterest expenses/revenues	11.35	14.84	13.39	11.81	15.20
Noninterest expense/revenues less investment gains	11.35	14.84	13.39	11.81	15.20
Expense less amortization of intangibles/revenues	11.35	14.84	13.39	11.81	15.20
Expense less all amortizations/revenues	11.35	12.74	11.49	10.74	11.88
Net operating income before provision/revenues	88.65	85.16	86.61	88.19	84.80
Net operating income after provisions/revenues	62.20	76.05	80.91	80.01	84.80
New loan-loss provisions/revenues	26.45	9.11	5.70	8.19	N.A.
Pretax profit/revenues	62.20	58.39	68.51	67.33	58.90
Tax/pretax profit	N.A.	32.39	45.99	50.22	49.04
Net income/revenues	N.A.	39.47	37.00	33.52	30.01

Table 3 Ratio Analysis (CONT'D)					
		–Year ended Dec. 31–			
	*2001**	*2000*	*1999*	*1998*	*1997*
Other Returns					
Pretax profit/average risk assets (%)	N.A.	1.74	2.98	2.77	2.29
Net income/average risk assets (%)	N.A.	1.18	1.61	1.38	1.17
Net income/average assets + securitized assets	N.A.	0.12	0.13	0.13	0.13
Net income/employee (currency unit)	N.A.	495,598	520,884	449,741	338,860
Personnel expense/employee (currency unit)	79,000	72,728	74,618	68,621	73,860
Personnel expense/branch (Mil. currency unit)	N.A.	9.75	9.29	7.96	8.42
Noninterest expense/branch (Mil. currency unit)	N.A.	24.96	23.47	18.38	19.56
Net income/avg. tang. common equity (ROE) (%)	N.A.	12.75	14.57	14.31	12.96
FUNDING AND LIQUIDITY (%)					
Customer deposits/funding base	0.59	0.21	0.21	0.26	0.32
Total loans/customer deposits	10955.23	32924.00	37474.25	33638.75	29056.33
Total loans/customer deposits + long-term funds	69.67	76.49	81.43	88.09	93.74
Customer loans (net)/assets (adj.)	60.88	65.91	75.17	83.49	88.75
CAPITALIZATION (%)					
Adjusted common equity/adjusted assets	0.85	0.94	0.87	0.88	0.92
Adjusted common equity/adjusted assets + securitization	0.85	0.94	0.87	0.88	0.92
Adjusted common equity/risk assets	N.A.	7.74	11.80	10.23	8.97
Adjusted common equity/customer loans (net)	1.39	1.43	1.16	1.06	1.04
Internal capital generation/prior year's equity	22.64	13.69	8.25	7.84	5.68
Tier 1 capital ratio	8.1	9.00	11.80	9.58	8.97
Regulatory total capital ratio	16.2	17.90	23.60	19.10	17.41
Adjusted total equity/adjusted assets	0.85	0.94	0.87	0.88	0.92
Adjusted total equity/risk assets	N.A.	7.74	11.80	10.23	8.97
Adjusted total equity/adjusted assets + securitizations	0.85	0.94	0.87	0.88	0.92
Adjusted total equity plus LLR (specific)/customer loans (gross)	1.39	1.43	1.16	1.06	1.04
Common dividend payout ratio	0	0	48.74	51.71	60.30
ASSET QUALITY (%)					
New loan-loss provisions/average customer loans	0.14	0.04	0.02	0.04	N.A.

**Data as of Sept. 30, 2001. Ratios annualized where appropriate. N.M.–Not meaningful. N.A.–Not available.*



Moody's Investors Service
Global Credit Research

Hypothekenbank in Essen AG

June 2002

Ratings and Contacts

Category	Moody's Rating
Bank Deposits	A2/P-1
Bank Financial Strength	C
Issuer Rating	A2
Public-sector Pfandbriefe	Aa1
Mortgage Pfandbriefe -Dom Curr	Aa2
Senior Secured MTN -Dom Curr	Aa1
Senior Unsecured	A2
Subordinate -Dom Curr	A3
Bkd Commercial Paper -Dom Curr	P-1
Other Short Term -Dom Curr	P-1

Analyst	Phone
Otto Dichtl/London	44.20.7772.5454
Michael Dawson-Kropf/London	
Samuel S. Theodore/London	

Rating History

Long-term Bank Deposits



Aa2
Aa3
A1
A2
6/95
6/96
6/97
6/98
6/99
6/00
6/01
6/02

Operating Statistics

Hypothekenbank in Essen AG (UNCONSOLIDATED)

	[1]2001	2000	1999	1998	1997	Average
Net income - group share (EUR bn)	0.07	0.07	0.06	0.05	0.04	0.06
Recurring earning power[2]	0.24	0.25	0.30	0.33	0.35	0.29
Net interest margin	0.29	0.30	0.34	0.38	0.42	0.35
Cost / income ratio	17.60	14.99	13.48	11.93	15.39	14.68
Return on average assets	0.11	0.12	0.13	0.13	0.13	0.12
Return on equity (period end)	13.05	15.66	14.27	14.03	12.43	13.89
Risk provisions % preprovision income	31.80	31.76	21.06	23.35	30.98	27.79

[1] For the 12 months ended Dec. 31. [2] Preprovision income % average assets.

Balance Sheet Statistics

Hypothekenbank in Essen AG (UNCONSOLIDATED)

	[1]2001	2000	1999	1998	1997	[2]Avg/ CAGR
Total assets (EUR bn)	69.6	58.8	55.9	45.6	35.5	18.3
Total assets (USD bn)	61.6	55.3	56.1	53.2	38.7	—
Shareholders equity (EUR bn)	0.6	0.4	0.5	0.4	0.3	15.5
Average net loans % average assets	41.6	47.9	54.3	59.6	59.3	52.5
Average net loans % average deposits	—	—	—	—	—	—
Problem loans % net loans	—	—	—	—	—	—
Loan loss reserves % net loans	—	—	—	—	—	—
Tier 1 ratio (%)	7.70	9.00	11.80	9.60	8.60	9.34

[1] As of Dec. 31. [2] Compound Annual Growth Rate for total assets and equity.

Opinion

Rating Rationale

Hypothekenbank in Essen AG's (EssenHyp) debt and deposit ratings are driven by the mortgage bank's 51% ownership by Commerzbank (CB) - providing explicit support in the form of a Patronatserklärung (letter of comfort).

Recently the bank's mortgage lending activities have been stepped up considerably, including the funding of domestic residential mortgage business generated by CB's branch network. Otherwise, the bank's rapid asset growth has been achieved almost exclusively through domestic public sector lending. In Moody's opinion, EssenHyp's franchise value is limited, due to its strong reliance on lending that is sourced from the secondary markets. The bank's renewed interest in mortgage lending adds an element of credit risk, but also has the longer-term potential to diversify its revenues.

EssenHyp's financial fundamentals are sound. The bank exercises strict cost control, allowing it to be an extremely low cost producer. Its not insignificant interest positions are managed within the parent bank's market risk limits and favorable interest rate positions have been locked-in, thereby enhancing future profitability.

Rating Outlook - Stable

The outlook for the bank's long-term debt and deposit ratings, including its Pfandbrief ratings, is stable, in line with the CB group.

The C financial strength rating recognises a degree of financial flexibility available to EssenHyp (stemming from operating and unrealised reserves) in the event of unforeseen interest rate developments. We are cautious about the bank's efforts to play a more active role in joining large syndicated CRE financings.

Recent Results

The bank's operating results for the year 2001 increased by 9.7% to €108.1mn, with provisions for possible loan losses amounting to € 47.9 mn. General operating expenses increased slightly to€23.6mn.

Coupon	Type of Debt	Maturity	Moody's Rating
Hypothekenbank in Essen AG			
—	Issuer Rating	—	A2
—	Euro Debt Issuance Program	—	A3
—	Euro Debt Issuance Program	—	A3
—	Euro Debt Issuance Program	—	Aa1
—	Euro Debt Issuance Program	—	Aa1
—	Euro Debt Issuance Program	—	A2
—	Euro Debt Issuance Program	—	A2
5.390%	Mortgage Pfandbriefe	2011	Aa2
6.000%	Mortgage Pfandbriefe	2010	Aa2
5.700%	Mortgage Pfandbriefe	2010	Aa2
6.000%	Mortgage Pfandbriefe	2010	Aa2
3.250%	Mortgage Pfandbriefe	2007	Aa2
5.500%	Mortgage Pfandbriefe	2007	Aa2
5.375%	Mortgage Pfandbriefe	2006	Aa2
5.250%	Mortgage Pfandbriefe	2005	Aa2
3.000%	Mortgage Pfandbriefe	2005	Aa2
5.250%	Mortgage Pfandbriefe	2004	Aa2
4.500%	Mortgage Pfandbriefe	2004	Aa2
4.875%	Mortgage Pfandbriefe	2003	Aa2
4.500%	Mortgage Pfandbriefe	2002	Aa2
—	Public Sector Pfandbriefe	2032	Aa1
5.250%	Public Sector Pfandbriefe	2011	Aa1
—	Public Sector Pfandbriefe	2010	Aa1
—	Public Sector Pfandbriefe	2010	Aa1
4.500%	Public Sector Pfandbriefe	2009	Aa1
4.250%	Public Sector Pfandbriefe	2009	Aa1
4.350%	Public Sector Pfandbriefe	2009	Aa1
4.300%	Public Sector Pfandbriefe	2009	Aa1
4.450%	Public Sector Pfandbriefe	2009	Aa1
4.000%	Public Sector Pfandbriefe	2009	Aa1
4.500%	Public Sector Pfandbriefe	2009	Aa1
4.750%	Public Sector Pfandbriefe	2008	Aa1
5.250%	Public Sector Pfandbriefe	2008	Aa1
5.000%	Public Sector Pfandbriefe	2007	Aa1
5.500%	Public Sector Pfandbriefe	2007	Aa1
4.750%	Public Sector Pfandbriefe	2006	Aa1
4.750%	Public Sector Pfandbriefe	2006	Aa1
3.500%	Public Sector Pfandbriefe	2006	Aa1

(Continued on page 7)

Author	Editor	Senior Associate	Senior Production Associate
Otto Dichtl	*Nancy Reynolds*	*Bogdan Woronowicz*	*Cassina Brooks*

Key Rating Factors

- Commerzbank's ownership and support
- Interest rate positions, which now benefit from some economic cushion, could become more volatile
- Growing mortgage lending business, which could diversify earnings, could also create risk
- Sound financial fundamentals, supported by strict cost control

COMMERZBANK'S OWNERSHIP AND SUPPORT

Hypothekenbank in Essen AG's (EssenHyp) A2/Prime-1 debt and deposit ratings are based on the mortgage bank's 51% ownership by Commerzbank AG (rated A1/Prime-1/B-).

Commerzbank provides EssenHyp with explicit support in the form of a Patronatserklärung (letter of comfort). In addition, EssenHyp is consolidated in the accounts, risk management systems, and reporting lines of the Commerzbank group because of its majority ownership.

INTEREST RATE POSITIONS BENEFIT FROM SOME ECONOMIC CUSHION BUT COULD BECOME MORE VOLATILE

EssenHyp's is primarily engaged in secondary market lending to the public sector, a business characterised by interest rate positioning, a large (but low-risk-weighted) asset book, and low operating costs.

EssenHyp's not insignificant interest positions are managed within Commerzbank's market risk limits, as well as internal stop loss limits. Favourable past interest rate positions have been locked-in, thereby providing some economic cushion and stability for this potentially more volatile activity.

As a result of the broadening scope of the German mortgage bank act, the more challenging interest environment, and the increased scrutiny of the BAFin (the German bank supervisor), the bank is focusing more on public sector business, which provides a genuine lending margin. However, we believe it may be challenged to generate significant volumes of such business.

GROWING MORTGAGE LENDING BUSINESS COULD DIVERSIFY EARNINGS BUT ALSO ADD RISK

Recently the bank's mortgage lending activities have been stepped up considerably. Business volumes, similar to its public sector lending, are mostly generated via the domestic as well as international secondary markets, including the funding of some domestic residential mortgage business generated by Commerzbank's branch network.

In our opinion, EssenHyp's franchise value is more limited, due to its heavy reliance on the secondary markets. The bank's renewed interest in mortgage lending has the longer-term potential to stabilise and diversify its economic returns, but could also add an element of credit risk. The bank's efforts to play a more active role in joining large syndicated CRE financings could create risk.

SOUND FINANCIAL FUNDAMENTALS BASED ON STRICT COST CONTROL

EssenHyp's financial fundamentals are sound. Profitability is acceptable, and compares well with German peers. The bank exercises strict cost control, which allows it to be an extremely low cost producer.

Liquidity is aided by a large amount of liquid assets on EssenHyp's balance sheet, as well as by a committed line from its majority shareholder Commerzbank AG.

Economic capitalisation is adequate, while regulatory capital ratios are set to decline as a result of the bank's growing real estate loan portfolio.

WHAT COULD CAUSE A RATING CHANGE/ACTION

- Any change in the level of Commerzbank's ownership and/or commitment would likely be a rating event for EssenHyp.
- The incidence of higher credit risks in the bank's mortgage lending activities could pressure the financial strength rating
- A significant change in the bank's economic position resulting from its interest rate position could have an impact on its financial strength rating, which, nevertheless, due to the economic cushion currently available, carries a stable outlook.

Bank Profile

Hypothekenbank in Essen AG
Gildehofstr. 1
D-45127 Essen
Phone: +49-201-8135 0
www.essenhyp.com

Hypothekenbank in Essen AG, founded in 1986, is a mortgage bank operating under the guidelines of the German Mortgage Bank Act (Hypothekenbankgesetz, HBG). As such, its activities are restricted to public sector lending and mortgage lending.[1]

Ownership:	
Commerzbank AG	51.00 %
Helvetic Grundbesitz Verwaltung GmbH	21.46 %
Dr. Wolfgang Schuppli	13.95 %
Ms. Berta Schuppli	13.59 %

The bank is headquartered in Essen, Germany, and has four additional lending offices, as well as one representative office, throughout Germany. To further its international expansion, the bank operates representative offices in London and Brussels, in addition to offices in New York and Tokyo. At year-end 2001, its employees numbered 141.

EssenHyp's public sector lending recorded extremely strong growth in recent years, driven by the then prevailing favourable interest rate environment. EssenHyp is one of the largest public sector lenders in Germany and among the largest private sector issuers of securities worldwide. Total public sector loans (including securities bought) at 31 December 2001 stood at €61 billion.

Total mortgage loans outstanding at 31 December 2001 stood at €3 billion. EssenHyp follows the guidelines of the HBG when providing mortgage loans. The bank aims to increase its international exposures significantly over the coming years.

The main funding source for EssenHyp's activities is mortgage and public sector Pfandbriefe. The credit characteristics of Pfandbriefe are directly linked to the creditworthiness of EssenHyp itself, but the ratings are higher than long-term deposit ratings because of the comparatively greater predictability of timely debt servicing and smaller potential loss-severity in the event of a default.

[1] *For more details on German mortgage banks and Moody's rating approach for Pfandbriefe please see Moody's special comment "Germany's Pfandbrief-Issuing Mortgage Banks: Restructuring, Consolidation And Changing Business Models Are Re-Defining The System", April 2001.*

Hypothekenbank in Essen AG

	12/31/2001	12/31/2000	12/31/1999	12/31/1998	12/31/1997
Summary Balance Sheet (EUR million)					
Cash & central bank	200	119	468	4	1
Due from banks	15,462	14,514	14,633	12,093	9,967
Securities	25,803	16,781	11,154	6,257	3,006
Net loans	27,084	26,269	28,609	26,495	21,808
Loan loss reserves (LLR)	—	—	—	—	—
Insurance assets	0	0	0	0	0
Fixed assets	28	34	36	41	34
Other assets	976	1,053	1,005	708	655
Total assets	69,553	58,771	55,905	45,597	35,471
Total assets (USD million) [1]	61,610	55,339	56,136	53,210	38,731
Demand deposits	7	5	6	6	3
Savings deposits [2]	357	119	110	110	107
Due to banks	6,077	5,167	2,207	1,242	1,060
Market funds	61,566	52,166	52,415	43,285	33,539
Insurance liabilities	0	0	0	0	0
Other liabilities	416	389	226	200	166
Total liabilities	68,422	57,846	54,964	44,843	34,875
Subordinated debt	298	244	244	189	156
Shareholders' equity	554	426	454	377	311
Total capital funds	1,131	925	941	753	596
Total liabilities & capital funds	69,553	58,771	55,905	45,597	35,471
Derivatives - notional amount	134,929	96,433	97,225	54,480	—
Derivatives - replacement value	1,152	642	713	1,304	—
Contingent Liabilities	825	823	1,241	998	155
Risk weighted assets (RWA)	—	—	—	—	—
Assets under management (EUR million) [3]	—	—	—	—	—
Number of employees	133	130	124	111	109
Summary Income Statement					
+Interest income	3,146	2,826	5,479	4,030	2,429
-Interest expense	2,992	2,671	5,316	3,888	2,315
=Net interest income	154	155	163	142	114
+Trading income	0	0	0	0	0
+Fee and commission income	-12	-6	-4	-3	-2
+Insurance income (net)	0	0	0	0	0
+Other operating income	41	19	14	14	15
=Operating income	183	167	174	154	127
-Personnel expenses	11	10	9	8	8
-Other operating expenses	18	12	11	9	9
= Operating funds flow	154	146	154	137	109
-Amortisation/depreciation	3	4	3	2	2
(Total operating expenses)	32	25	23	18	20
=Preprovision income (PPI)	151	142	151	136	108
-Risk provisions	48	45	32	32	33
+Other non operating adjustments [4]	5	1	1	2	2
+Extraordinary profit / loss	0	0	0	0	0
=Pretax income	108	98	120	106	76
-Taxes	36	32	55	53	37
=Net income	72	67	65	53	39
-Minority interests	0	0	0	0	0
=Net income (group share)	72	67	65	53	39
Growth Rates (%)					
Net loans	3.10	-8.18	7.98	21.49	52.59
Total assets	18.35	5.13	22.61	28.55	39.69
Customer deposits (demand and savings)	193.23	6.59	0.48	4.69	108.39
Net interest income	-0.51	-5.20	14.65	24.66	20.29
Fee and commission income	—	—	—	—	—
Operating expenses	28.31	6.93	27.73	-6.05	10.90
Preprovision income	5.94	-5.53	11.05	26.17	28.64
Net Income	8.32	2.94	22.43	36.97	43.32

Hypothekenbank in Essen AG

	12/31/2001	12/31/2000	12/31/1999	12/31/1998	12/31/1997
Income Statement in % Average Risk Weighted Assets					
Net interest income	—	—	—	—	—
Trading income	—	—	—	—	—
Fee and commission income	—	—	—	—	—
Insurance income	—	—	—	—	—
Operating income	—	—	—	—	—
Operating expenses	—	—	—	—	—
Preprovision income	—	—	—	—	—
Risk provisions	—	—	—	—	—
Extraordinary profit	—	—	—	—	—
Net income	—	—	—	—	—
Liquidity, Funding (including sub debt) & Balance Sheet Composition					
Avg. liquid assets % avg. total assets	56.79	50.29	43.95	38.64	39.21
Avg. net loans % avg. total assets	41.58	47.85	54.29	59.58	59.31
Avg. customer deposits % avg. total funding	0.39	0.21	0.23	0.28	0.27
Avg. interbank funds % avg. total funding	8.92	6.54	3.46	2.89	2.42
Avg. market funds (excl. interbank) % avg. total funding	90.26	92.81	95.88	96.40	96.83
Avg. sub debt % total funding	0.43	0.43	0.43	0.43	0.48
Avg. liquid assets % avg. customer deposits	—	—	—	—	—
Avg. net loans % avg. customer deposits	—	—	—	—	—
Avg. market funds reliance [5]	77.06	86.16	93.54	94.21	94.32
Avg. RWA % avg. total assets	—	—	—	—	—
Breakdown of Operating Income in %					
Net interest income % operating income	84.14	92.44	93.75	92.43	89.87
Trading income % operating income	-0.03	0.00	0.00	0.00	0.00
Fee and commission income % operating income	-6.44	-3.84	-2.07	-1.79	-1.63
Insurance income % operating income	0.00	0.00	0.00	0.00	0.00
Other operating income % operating income	22.33	11.40	8.32	9.36	11.76
Profitability					
Yield on avg. earning assets (%)	5.04	5.07	11.06	10.14	8.14
Cost of interest bearing liabilities (%)	4.75	4.74	10.65	9.76	7.74
Net interest margin (%)	0.29	0.30	0.34	0.38	0.42
Recurring earning power (PPI % avg. assets)	0.24	0.25	0.30	0.33	0.35
Risk-weighted recurring earning power (PPI % avg. RWA)	—	—	—	—	—
Return on average assets (%)	0.11	0.12	0.13	0.13	0.13
Return on avg. RWA (%)	—	—	—	—	—
Return on equity (period end) (%)	13.05	15.66	14.27	14.03	12.43
Net interest income coverage of risk provisions	3.21	3.42	5.14	4.49	3.43
Risk provisions % preprovision income	31.80	31.76	21.06	23.35	30.98
Internal capital growth (%)	-30.29	-24.00	8.81	8.22	5.79
Dividend payout ratio (%)	278.53	263.33	48.73	51.71	60.32
Efficiency					
Cost/income ratio (operating expenses % operating income)	17.60	14.99	13.48	11.93	15.39
Operating expenses % average assets	0.05	0.04	0.05	0.05	0.06
Operating income / employee (EUR thousand)	1,376.21	1,288.25	1,404.67	1,388.19	1,166.24
Operating expenses / employee (EUR thousand)	242.19	193.10	189.32	165.58	179.48
PPI / employee (EUR thousand)	1,134.02	1,095.14	1,215.35	1,222.61	986.77
Total assets / employee (EUR million)	522.96	452.09	450.85	410.78	325.42
Asset Quality and Risk Measurement					
Problem loans % net loans	—	—	—	—	—
LLR % problem loans	—	—	—	—	—
LLR % net loans	—	—	—	—	—
Risk provisions % net loans	0.18	0.17	0.11	0.12	0.15
Problem loans % (shareholders' equity + LLR)	—	—	—	—	—
Replacement value % shareholder's equity	208.06	150.69	157.10	345.47	—
Capital Adequacy (Period End)					
Tier 1 ratio (%)	7.70	9.00	11.80	9.60	8.60
Total capital ratio (%)	13.50	17.90	23.60	19.10	16.40
Shareholders' equity % total assets	0.80	0.72	0.81	0.83	0.88
Equity participations % shareholders' equity	0.20	1.58	1.46	1.75	1.63

[1] USD figure uses the historical exchange rate against the EUR (against the DEM prior to 1999).

[2] Full disclosure may not be available for all years. The amount is then included in "demand deposits".

[3] As reported by the bank.

[4] This may include value adjustments of securities.

[5] Avg. [(market funds-liquid assets) % (earning assets-liquid assets)]

(Continued from page 2)

Coupon	Type of Debt	Maturity	Moody's Rating
Hypothekenbank in Essen AG (cont'd)			
4.250%	Public Sector Pfandbriefe	2006	Aa1
4.250%	Public Sector Pfandbriefe	2005	Aa1
4.500%	Public Sector Pfandbriefe	2005	Aa1
3.400%	Public Sector Pfandbriefe	2005	Aa1
5.250%	Public Sector Pfandbriefe	2005	Aa1
5.250%	Public Sector Pfandbriefe	2005	Aa1
3.250%	Public Sector Pfandbriefe	2005	Aa1
3.750%	Public Sector Pfandbriefe	2004	Aa1
4.500%	Public Sector Pfandbriefe	2004	Aa1
5.000%	Public Sector Pfandbriefe	2004	Aa1
3.500%	Public Sector Pfandbriefe	2004	Aa1
6.000%	Public Sector Pfandbriefe	2004	Aa1
4.000%	Public Sector Pfandbriefe	2004	Aa1
4.800%	Public Sector Pfandbriefe	2004	Aa1
3.250%	Public Sector Pfandbriefe	2004	Aa1
—	Public Sector Pfandbriefe	2004	Aa1
4.500%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
3.100%	Public Sector Pfandbriefe	2003	Aa1
2.650%	Public Sector Pfandbriefe	2003	Aa1
3.750%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
4.000%	Public Sector Pfandbriefe	2003	Aa1
4.500%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
3.000%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
5.625%	Public Sector Pfandbriefe	2003	Aa1
2.750%	Public Sector Pfandbriefe	2002	Aa1
1.980%	Public Sector Pfandbriefe	2002	Aa1
3.500%	Public Sector Pfandbriefe	2002	Aa1
3.500%	Public Sector Pfandbriefe	2002	Aa1
5.000%	Public Sector Pfandbriefe	2002	Aa1
6.525%	Sub. Euro Medium Term Notes	2021	A3
—	Sub. Flt. Rt. German Notes	2009	A3
—	Flt Rt Euro Medium Term Notes	2003	A2
3.950%	German Bonds	2003	A2
5.715%	Euro Medium Term Notes	2002	A2
—	Commercial Paper	—	P-1
—	Bank Financial Strength Rating	—	C
—	Long-Term Bank Deposit Rating	—	A2
—	Short-Term Bank Deposit Rating	—	P-1





To order reprints of this report (100 copies minimum), please call 1.212.553.1658.
Report Number: 75112

Germany

Hypothekenbank in Essen

Ratings

Hypothekenbank in Essen
Foreign Currency

Long-term	A-
Short-term	F2
Outlook	Stable
Individual	B/C
Support	3

Sovereign Risk

Foreign Long-term	AAA

Hypothekenbank in Essen Public Sector Pfandbriefe
Foreign Currency

Long-term	AAA

Financial Data

Hypothekenbank in Essen

	12/31/2001	12/31/2000
Total Assets [USD mln]	60659.5	54666.8
Total Assets [EUR mln]	68830.3	58749.9
Equity [EUR mln]	553.9	553.8
Op. Profit [EUR mln]	107.9	98.3
Net Income [EUR mln]	72.3	66.7
Op. Profit/Assets [%]	0.17	0.17
ROE [%]	13.05	12.83
Tier 1 Ratio [%]	7.70	9.00

Analysts

Christian Scarafia, Milan
+39 02 87 90 87 212
christian.scarafia@fitchratings.com

Andrea Schulz, Frankfurt
+49 69 7680 7618
andrea.schulz@fitchratings.com

Rating Rationale

Assessment

- Hypothekenbank in Essen's (EssenHyp's) ratings reflect its low credit risk profile, acceptable market risk exposure, very favourable cost structure and adequate profitability. They also take into account the declining ability of EssenHyp's main parent, Commerzbank, to inject additional capital if required, the potential impact of deteriorating market sentiment towards German banks, gradually increasing credit risk and some concern over the level of capital.
- The bank has shown consistent and, by German standards, high ROE in spite of its low net interest margin, and has continued to generate respectable results in difficult conditions in 2002. Having focused on public sector lending, it is organised accordingly and has been able to keep costs down. It is one of the premier issuers in the Jumbo Pfandbrief market.
- The bank is increasing new business on the mortgage loan side, which it generates through intermediaries, limiting branch and sales force expenses
- EssenHyp has not been involved in the recent mergers among German mortgage banks, and management does not see the formation of larger competitors as a threat to its profitability, as it intends to maintain costs at the leanest level of any mortgage bank, thus still being able to counteract any challenge these banks could present from economies of scale.
- Credit risk is moderate as its public sector lending currently carries very low risk and mortgage lending is limited. However, moves into new foreign markets on the public sector side and the expansion of mortgage lending will gradually alter the bank's credit risk profile, although they will bring better revenue diversification.
- EssenHyp is exposed to considerable structural market risk in its balance sheet as it carries out controlled gapping in order to improve profitability from public sector assets. However, Fitch considers the bank's ability to manage its exposure to interest rate risk, based on sophisticated systems and a series of limits, to be strong.
- Driven by growth in risk-weighted assets, EssenHyp's Tier 1 ratio continued to deteriorate during 2002 and stood at 6.8% at end-August 2002. Given that this ratio does not factor in any capital allocation for market risk in the banking book, Fitch considers capitalisation to be tight. However, in Fitch's view the bank's owners would inject capital, should the need arise. The Tier 1 ratio benefits from the 0% and 20% risk weightings of public sector assets, while equity/assets is below 1%.

Support

- EssenHyp is 51% owned by Commerzbank AG, with the remaining shares held by members of the Schuppli family (Mr Schuppli is the founder of the bank). EssenHyp has no formal guarantee from Commerzbank, but benefits from a declaration of backing (Patronatserklarung). In our opinion Commerzbank would support EssenHyp should this ever be necessary.

Background

- EssenHyp is subject to the restrictions of the German Mortgage Bank Law (Hypothekenbankgesetz) but is unique among German mortgage banks in that it has concentrated on public sector lending from its inception. It has, however, started to grow its mortgage business by co-operation with Commerzbank, and participation in syndicated deals.
- Predominantly operating in Germany, the bank has started to expand internationally, and this will gain momentum now that the Mortgage Bank Law enables mortgage banks to increase their international business, mainly in the US, Canada and Japan, although EssenHyp has no exposure to the latter.

November 2002

Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo Pfandbriefe.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo Pfandbriefe, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information is now being complemented by further details in accordance with the provisions of the Code of Conduct.

	Already published on our Credit Research sites	New on our Credit Research sites
New public-sector lending commitments		X
New mortgage lending commitments		X
Public-sector cover pool	X	
Mortgage cover pool	X	
Derivatives	X	
Derivatives serving as cover		X
Cover pools at market value / development and stress scenarios		X
Interest rate risk	X	
Compliance with the self-restrictions regarding the investment of available funds		X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

Mortgage loans

Breakdown of *mortgage* portfolio
by type of property, region and LTV

Download as PDF 

Commercial Properties in Euro m

31.03.2003

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	431.6	30.3	1.3	0.2	73.7	31.7	10.6	19.6	1.2	1.2	517.1	28.6
	West **	428.0	30.1	320.6	41.7	48.6	20.9	18.1	33.5	59.4	61.1	554.1	30.7
	East ***	22.9	1.6	23.7	3.1	2.6	1.1	0.8	1.5	1.5	1.5	27.8	1.5
Building sites	West **	0.3	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.2	0.1	0.2	0.0	0.0	1.8	0.1
	West **	51.6	3.6	38.2	5.0	8.9	3.8	2.9	5.4	5.1	5.2	68.5	3.8
	East ***	0.4	0.0	0.4	0.1	0.1	0.0	0.0	0.0	0.2	0.2	0.7	0.0
Shops	West **	147.4	10.4	122.7	16.0	5.6	2.4	0.7	1.3	0.3	0.3	154.0	8.5
	East ***	50.5	3.5	50.1	6.5	14.3	6.1	6.2	11.5	5.1	5.2	76.1	4.2
Hotels and restaurants	Foreign countries	18.0	1.3	0.0	0.0	1.0	0.4	0.0	0.0	0.0	0.0	19.0	1.1
	West **	27.1	1.9	24.8	3.2	14.2	6.1	3.8	7.0	7.8	8.0	52.9	2.9
	East ***	12.2	0.9	7.4	1.0	3.9	1.7	1.8	3.3	3.8	3.9	21.7	1.2
Other non-residential properties	West **	191.9	13.5	163.6	21.3	52.0	22.3	7.1	13.1	8.7	9.0	259.7	14.4
	East ***	0.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.0
Ware-houses and exhibition buildings	Foreign countries	5.5	0.4	0.0	0.0	0.6	0.3	0.0	0.0	0.0	0.0	6.1	0.3
	West **	31.0	2.2	15.3	2.0	6.9	3.0	1.9	3.5	4.0	4.1	43.8	2.4
	East ***	2.8	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.8	0.2
Total commercial properties	Foreign countries	456.4	32.1	1.3	0.2	75.7	32.5	10.7	19.8	1.2	1.2	544.0	30.1
	West **	877.3	61.6	685.4	89.2	136.2	58.5	34.5	63.9	85.3	87.9	1,133.1	62.7

	East ***	89.5	6.3	81.6	10.6	20.9	9.0	8.8	16.3	10.6	10.9	129.8	7.2
	Total	**1,423.2**	**100.0**	**768.3**	**100.0**	**232.8**	**100.0**	**54.0**	**100.0**	**97.1**	**100.0**	**1,807.1**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	West **	1,351.0	52.5	645.0	45.1	46.6	34.2	1.6	9.0	1.0	7.0	1,400.2	51.1
	East ***	137.5	5.3	40.5	2.8	5.7	4.2	0.2	1.1	0.0	0.0	143.4	5.2
Owned flats	West **	371.1	14.4	171.2	12.0	18.9	13.9	1.4	7.9	0.8	5.6	392.2	14.3
	East ***	17.4	0.7	9.3	0.7	1.1	0.8	0.1	0.7	0.1	0.7	18.7	0.7
Residential construction for letting purposes	Foreign countries	0.7	0.0	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.0
	West **	572.1	22.2	471.7	33.0	51.4	37.8	11.4	64.0	9.4	65.7	644.3	23.5
	East ***	124.0	4.8	91.5	6.4	12.4	9.1	3.1	17.4	3.0	21.0	142.5	5.2
Total residential properties	Foreign countries	0.7	0.0	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.0
	West **	2,294.2	89.1	1,287.9	90.1	116.9	85.9	14.4	80.8	11.2	78.3	2,436.7	88.9
	East ***	278.9	10.8	141.3	9.9	19.2	14.1	3.4	19.2	3.1	21.7	304.6	11.1
	Total	**2,573.8**	**100.0**	**1,429.8**	**100.0**	**136.1**	**100.0**	**17.8**	**100.0**	**14.3**	**100.0**	**2,742.0**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	457.1	83.9	1.9	0.1	75.7	13.9	10.7	2.0	1.2	0.2	544.7	12.0
	West **	3,171.5	88.8	1,973.3	89.8	253.1	7.1	48.9	1.4	96.5	2.7	3,570.0	78.5
	East ***	368.4	84.8	222.9	10.1	40.1	9.2	12.2	2.8	13.7	3.2	434.4	9.5
	Total	**3,997.0**	**87.9**	**2,198.1**	**100.0**	**368.9**	**8.1**	**71.8**	**1.6**	**111.4**	**2.4**	**4,549.1**	**100.0**

* - The figures comprise completely *drawn loans* and, *for loans not yet made available in total, the drawn parts of the* loans. Lending commitments are not taken into account.
** - West German Federal States including Berlin
*** - East German Federal States

(Acrobat Reader required. Download Acrobat Reader ®)

Back | Search | FAQ | German Website | Print | Sitemap

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV


Download as PDF

Commercial Properties in Euro m — 31.03.2003

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.3	1.1	0.0	0.0	0.0	1.3	0.2
	England	376.7	0.0	59.2	6.9	1.2	444.0	81.6
	France	23.1	0.2	3.5	1.1	0.0	27.7	5.1
	United States	30.5	0.0	11.0	2.6	0.0	44.1	8.1
Factory/workshop buildings	The Netherlands	1.3	0.0	0.4	0.1	0.0	1.8	0.3
Hotels and restaurants	France	18.0	0.0	1.0	0.0	0.0	19.0	3.5
Warehouse and exhibition buildings	The Netherlands	5.5	0.0	0.6	0.0	0.0	6.1	1.1
Total commercial properties	Belgium	1.3	1.1	0.0	0.0	0.0	1.3	0.2
	England	376.7	0.0	59.2	6.9	1.2	444.0	81.6
	France	41.1	0.2	4.5	1.1	0.0	46.7	8.6
	The Netherlands	6.8	0.0	1.0	0.1	0.0	7.9	1.5
	United States	30.5	0.0	11.0	2.6	0.0	44.1	8.1
	Total	**456.4**	**1.3**	**75.7**	**10.7**	**1.2**	**544.0**	**100.0**

Residential Properties in Euro m — 31.03.2003

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	Belgium	0.7	0.6	0.0	0.0	0.0	0.7	100.0
Total residential properties	Belgium	0.7	0.6	0.0	0.0	0.0	0.7	100.0
	Total	**0.7**	**0.6**	**0.0**	**0.0**	**0.0**	**0.7**	**100.0**

Total in Euro m — 31.03.2003

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	2.0	1.7	0.0	0.0	0.0	2.0	0.4
	England	376.7	0.0	59.2	6.9	1.2	444.0	81.5
	France	41.1	0.2	4.5	1.1	0.0	46.7	8.6
	The Netherlands	6.8	0.0	1.0	0.1	0.0	7.9	1.5
	United States	30.5	0.0	11.0	2.6	0.0	44.1	8.0
	Total	**457.1**	**1.9**	**75.7**	**10.7**	**1.2**	**544.7**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
31/03/2003	1.17	-0.13
28/02/2003	1.17	-0.15
31/01/2003	1.17	-0.02
31/12/2002	1.17	-0.18
30/11/2002	1.17	-0.16
30/09/2002	1.17	-0.16
31/10/2002	1.17	-0.16

Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (mortgage *Pfandbrief*)	Market value (mortgage *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
31.03.2003	2,264.60	2,052.63	2,476.57	1,970.40	1,904.40	2,036.39	148.23	294.20	440.18
28.02.2003	2,313.81	2,096.69	2,530.93	2,014.17	1,947.10	2,081.24	149.58	299.63	449.68
31.01.2003	2,261.47	2,053.37	2,469.57	2,022.18	1,954.29	2,090.07	99.08	239.29	379,50
31.12.2002	2,074.65	1,881.32	2,267.98	1,874.85	1,808.78	1,940.92	72.54	199.79	327.06
30.11.2002	2,009.61	1,830.44	2,188.78	1,835.81	1,771.17	1,900.45	59.27	173.80	288.33
31.10.2002	1,930.40	1,757.46	2,103.34	1,718.02	1,655.48	1,780.56	101.98	212.38	322.78
30.09.2002	1,972.86	1,794.31	2,151.41	1,728.45	1,663.41	1,793.58	130.90	244.41	357.83

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover	in %	Total in %
31/03/2003	1,886.70	2,255.55	368.85	19.6	72.70	3.9	23.5
28/02/2003	1,924.34	2,001.85	77.51	4.0	147.00	7.6	11.7
31/01/2003	1,942.93	2,031.48	88.55	4.6	43.00	2.2	6.8
31/12/2002	1,803.42	1,881.01	77.59	4.3	26.00	1.4	5.7
30/11/2002	1,789.67	1,868.51	78.84	4.4	132.0	7.4	11.8
31/10/2002	1,670.73	1,797.99	127.26	7.6	46.0	2.8	10.4
30/09/2002	1,669.35	1,800.33	130.98	7.8	38.4	2.3	10.1
31/08/2002	1,626.47	1,720.36	93.89	5.8	18.5	1.1	6.9
31/07/2002	1,586.54	1,704.79	118.25	7.5	17.0	1.1	8.6
30/06/2002	1,529.00	1,635.07	106.07	6.9	40.0	2.6	9.5
31/05/2002	1,525.10	1,677.00	151.90	10.0	72.0	4.7	14.7
30/04/2002	1,542.94	1,662.70	119.76	7.8	50.0	3.2	11.0
31/03/2002	1,311.49	1,603.58	292.09	22.3	50.6	3.8	26.2
28/02/2002	1,316.71	1,581.40	264.69	20.1	28.4	2.2	22.3
31/01/2002	1,296.66	1,511.23	214.57	16.5	33.7	2.6	19.1
31/12/2001	1,261.66	1,506.24	244.58	19.4	25.9	2.1	21.4
30/11/2001	1,105.02	1,517.79	412.77	37.4	25.7	2.3	39.7
31/10/2001	1,055.05	1,506.02	450.97	42.7	38.3	3.6	46.4
30/09/2001	1,136.11	1,491.16	355.05	31.3	34.1	3.0	34.3
31/08/2001	1,143.74	1,477.76	334.02	29.2	32.6	2.9	32.1
31/07/2001	1,143.74	1,460.41	316.67	27.7	42.2	3.7	31.4
30/06/2001	1,174.15	1,449.9	275.71	23.5	41.2	3.5	30.0
31/05/2001	1,174.52	1,452.0	277.48	23.6	38.7	3.3	26.9
30/04/2001	1,150.82	1,443.3	292.45	25.4	38.9	3.4	28.8
31/03/2001	1,110.80	1,369.1	258.30	23.3	34.6	3.1	26.4
28/02/2001	1,131.15	1,364.7	233.51	20.6	34.6	3.1	23.7
31/01/2001	1,131.13	1,348.1	216.94	19.2	25.7	2.3	21.5

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68
31/12/2002	12.73
30/11/2002	12.67
31/10/2002	12.32
30/09/2002	12.35
31/08/2002	12.08
31/07/2002	12.20
30/06/2002	11.86
31/05/2002	11.76
30/04/2002	11.75
31/03/2002	11.37
28/02/2002	11.43
31/01/2002	11.73
31/12/2001	11.75
30/11/2001	11.51
31/10/2001	11.54
30/09/2001	11.04
31/08/2001	11.08
31/07/2001	11.34
30/06/2001	11.47
31/05/2001	11.71
30/04/2001	11.10
31/03/2001	11.18
28/02/2001	11.32
31/01/2001	11.38

rtgage loans

akdown of new lending commitments
nestic loans by type of property, region and LTV

Download as PDF 

31.03.2003

mmercial Properties in Euro m

pose roperty	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80%	in %	LTV 81-90%	in %	LTV> 90%	in %	Total	in %
ce and ninistrative ldings	Foreign countries	9.3	25.0	0.0	0.0	2.2	42.3	0.6	57.7	0.0	0.0	12.1	27.9
	West **	5.9	15.9	0.0	0.0	0.3	5.8	0.2	19.2	0.1	69.3	6.5	15.0
lding sites	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	30.7	0.0	0.1
	East ***	0.0	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.1
tory buildings	West **	1.6	4.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6	3.7
ps	East ***	2.5	6.7	0.0	0.0	0.8	15.4	0.2	19.2	0.0	0.0	3.5	8.1
els and taurants	East ***	0.3	0.8	0.0	0.0	0.1	1.9	0.0	0.0	0.0	0.0	0.4	0.9
er non-idential perties	West **	17.5	47.1	0.0	0.0	1.8	34.6	0.0	0.0	0.0	0.0	19.3	44.5
rehouses and ibition ldings	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.8	0.0	0.0	0.0	0.1
al commercial perties	Foreign countries	9.3	25.0	0.0	0.0	2.2	42.3	0.6	57.7	0.0	0.0	12.1	27.9
	West **	27.5	74.1	0.0	0.0	2.9	55.7	0.4	42.3	0.1	100.0	30.9	71.1
	East ***	0.3	0.9	0.0	0.0	0.1	2.1	0.0	0.0	0.0	0.0	0.4	1.0
	Total	**37.1**	**100.0**	**0.0**	**100.0**	**5.2**	**100.0**	**1.0**	**100.0**	**0.1**	**100.0**	**43.4**	**100.0**

sidential Properties in Euro m

pose roperty	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
ned ises	West **	201.1	62.2	0.1	100.0	11.0	46.0	0.4	14.8	0.2	13.1	212.7	60.6
	East ***	56.5	17.5	0.0	0.0	4.3	18.0	0.2	7.4	0.1	6.5	61.1	17.4

ed	West **	41.7	12.9	0.0	0.0	3.0	12.6	0.3	11.1	0.2	13.1	45.2	12.9
	East ***	1.4	0.4	0.0	0.0	0.2	0.8	0.0	0.4	0.0	0.0	1.6	0.5
len- on- tion for g purposes	West **	21.5	6.7	0.0	0.0	5.3	22.2	1.8	66.4	1.0	65.4	29.6	8.4
	East ***	0.9	0.3	0.0	0.0	0.1	0.4	0.0	0.0	0.0	2.0	1.0	0.3
residential erties	West **	264.3	81.8	0.1	100.0	19.3	80.8	2.5	92.3	1.4	91.5	287.5	81.9
	East ***	58.8	18.2	0.0	0.0	4.6	19.2	0.2	7.7	0.1	8.5	63.7	18.1
	Total	**323.1**	**100.0**	**0.1**	**100.0**	**23.9**	**100.0**	**2.7**	**100.0**	**1.5**	**100.0**	**351.2**	**100.0**

l gage s	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	9.3	76.9	0.0	0.0	2.2	18.2	0.6	5.0	0.0	0.0	12.1	3.1
	West **	291.8	91.6	0.1	100.0	22.2	7.0	2.9	0.9	1.5	0.5	318.4	80.7
	East ***	59.1	92.1	0.0	0.0	4.7	7.3	0.2	0.3	0.1	0.2	64.1	16.2
	Total	**360.2**	**91.3**	**0.1**	**100.0**	**29.1**	**7.4**	**3.7**	**0.9**	**1.6**	**0.4**	**394.6**	**100.0**

he figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the
s. Lending commitments are not taken into account.
West German Federal States *including* Berlin
- East German Federal States

obat Reader required. Download Acrobat Reader ®)

Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Download as PDF 

Commercial Properties in Euro m **31.03.2003**

Total mortgage loans	Country*	LTV up to 60%	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	United States	9.3	2.2	0.6	0.0	12.1	100.0
Total commercial properties	United States	9.3	2.2	0.6	0.0	12.1	100.0
Total		**9.3**	**2.2**	**0.6**	**0.0**	**12.1**	**100.0**

Total in Euro m

Country*	LTV up to 60%	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
United States	9.3	2.2	0.6	0.0	12.1	100.0
Total	**9.3**	**2.2**	**0.6**	**0.0**	**12.1**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

International Property Financing

Europe and North America

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"

Whether office buildings or shopping malls – real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) – because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project – for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.

located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners
- Download brochure: "In the spotlight..."


ESSEN HYP



International Property Financing

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction – from counseling via loan commitment and disbursement to full redemption – will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.



Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

International Property Financing

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF)
"In the Spotlight:
International Real Estate
Projects"


SUNTRUST
Sun Trust International Center, Miami

This 31-floor property in whose financing Essen Hyp participates as a syndicate partner is located in the heart of downtown Miami and offers a total office area of 38,900 sqm.


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.


ESSEN HYP

Start | Investor Relations | Credit Research | Bonds & Notes | Financial Reports | International P



International Property Financing

Your contact partners

Hergen Dieckmann has been working in the national - and later also international - lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent observation of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



> Hergen Dieckmann

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external lawyers and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



> Thomas Link

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge with customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



> Rainer Polenz

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



> Assem El Alami



HYPOTHEKENBANK IN ESSEN AG

Head Office
Siège social

Hypothekenbank in Essen AG
International Property Financing Desk | *Service financements internationaux*
Gildehofstrasse 1
D-45127 Essen
Tel.: +49 2 01 81 35-479 (Hergen Dieckmann)
Tel.: +49 2 01 81 35-480 (Thomas Link)
Fax: +49 2 01 81 35-296
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Representative Offices
Bureaux de Représentation

London | Londres
Commerzbank House
23 Austin Friars
London EC2N 2NB
United Kingdom | *Royaume-Uni*
Tel.: +44 20 7638 0952 (Rainer Polenz)
Fax: +44 20 7638 0953
E-mail: info@london.essenhyp.com

Paris
9, avenue de Friedland
F-75008 Paris
Tel.: +33 1 42 25 25 30 (Assem El Alami)
Fax: +33 1 42 25 25 39
E-mail: info@paris.essenhyp.com

Brussels | Bruxelles
Rue de l'Amazone 2
B-1050 Brussels | Bruxelles
Tel.: +32 2 534 95 95 (Jörn Kronenwerth)
Fax: +32 2 534 96 96
E-mail: joern.kronenwerth@belgium.messefrankfurt.com



HYPOTHEKENBANK IN ESSEN AG

In the spotlight: international real estate projects
Sous les projecteurs: les projets immobiliers internationaux



Successful realization of international real estate projects
Des projets immobiliers internationaux à succès

Whether office buildings or shopping malls – major first class real estate projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Tailored and innovative financing structures which aim to ensure maximum planning security are available to you at Hypothekenbank in Essen AG (Essen Hyp).

Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk, which combines the expertise of real estate specialists, financial experts and attorneys with swift decision-making and competitive loan terms. Our customers include leading national investors as well as well-known international borrowers who are active on international, national and regional real estate markets.

Qu'il s'agisse d'immeubles de bureaux ou de centres commerciaux, la rentabilité d'importants projets immobiliers de première qualité dépend aussi du partenaire financier adéquat. Hypothekenbank in Essen AG, en bref Essen Hyp, vous propose des stratégies de financement innovatrices tout en garantissant un [illegible] de visibilité pour l'avenir.

Au sein de notre Equipe des financements internationaux nous avons [illegible] spécialistes en immobilier et en finance, ainsi que de juristes [illegible] et des conditions [illegible]. Parmi notre clientèle, [illegible] des investisseurs nationaux [illegible] régional, national et international.



Financements immobiliers taillés sur mesure

We bring in our know-how and expertise to work out innovative financing structures – for existing properties and future investments alike. Our basic terms and conditions, which can be tailored to the specific requirements of each individual borrower, are as follows:

- We can make available *loans ranging from 10 million euros to several hundred million euros* (or the equivalent in other currencies).
- We offer competitive loan terms.
- We accept terms of up to 10 years or more.
- We offer fixed or floating interest rates.
- We participate in loan syndicates – as arranger or as syndicate partners – but we are also prepared to act as stand-alone lender.
- We are prepared to accept subordinated mortgages in selected cases.

Establishing and maintaining fruitful and long-term business relations is always our *main objective*. Our team will inform you of our basic decision on your loan application within a few days so that you can put your plans into practice without delay. Having obtained and reviewed all documents needed for decision-making (due diligence) we will issue an irrevocable lending commitment within a period of time agreed with you.

Nous mettons nos capacités d'intervention et notre expérience au service de vos [illegible] actuels ainsi que vos projets futurs. Nous adaptons à chaque projet sa structure de financement.

- Nous accordons des prêts immobiliers d'un montant compris entre dix millions d'euros et plusieurs centaines de millions d'euros (ou l'équivalent en autres monnaies).
- Vous bénéficiez de conditions financières intéressantes.
- La durée des prêts [illegible] peut aller jusqu'à dix ans et plus.
- Nous appliquons des taux d'intérêt fixes ou variables.
- Essen Hyp [illegible] prêteur unique et en participation ou en syndication.
- Dans les cas particuliers nous assurons le financement hypothécaire de deuxième rang.

[illegible] de longue durée [illegible] toujours [illegible] Afin de vous permettre [illegible] immédiate de vos projets, nous vous [illegible] dans les plus brefs délais. Sur la base de la vérification de tous les documents fournis (« due diligence »), nous vous présenterons une offre ferme dans le délai convenu. [illegible]



Arc de Seine, Paris, France
This office building, in whose financing Essen Hyp is involved, is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

Arc de Seine, Paris, France
Cet immeuble d'une surface utile de 45.151 m² et achevé en 2001 dans le sud-ouest de Paris fut *financé avec des fonds de Essen Hyp.*



Morrison Street, Edinburgh, Scotland
'The Exchange' is an up-and-coming office district in the center of Edinburgh. Here Essen Hyp participates in the financing of this administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

Morrison Street, *Edimbourg, Écosse*
Essen Hyp a cofinancé cet immeuble administratif d'une surface utile de 50.000 m² et achevé en 2001 dans le quartier d'affaires émergeant « The Exchange » au centre d'Edimbourg.



Smart Building, Rosslyn, United States
This building with a total office area of 31,752 sqm and retail units totaling 519 sqm was completed in March 2002. It is located in the Rosslyn office submarket in Arlington County, close to Washington D.C. The construction of the building was partly financed with funds provided by Essen Hyp.

Smart Building, Rosslyn, États-Unis
Inauguré en mars 2002, cet immeuble offre 31.752 m² de bureaux et 519 m² de surface commerciale. Smart Building est situé dans la zone tertiaire de Arlington County près de Washington D.C. Il fut cofinancé par Essen Hyp.



City Point, London, England
With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from a good location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

City Point, Londres, Angleterre
L'immeuble de bureaux « City Point » avec ses 37 étages compte parmi les deux tours les plus hautes de la City de Londres, profitant par la même d'une bonne situation. Réouvert en 1998, cet actif offre 54.000 m² de bureaux, 4.700 m² de surface commerciale et 8.200 m² de surface commerciale et 8.200 m² d'archives. Essen Hyp a participé à son financement.

Know-how for your international real estate projects
esprit d'équipe pour vos projets immobiliers internationaux

The entire financing transaction - from counseling via loan commitment and disbursement to full redemption – will be handled by one particular internal expert who is familiar with all project-specific requirements. In addition to this, our bank has representative offices at the most important international real estate markets.

Besides mortgage lending in Germany our core activity is the granting of loans in Great Britain, France, Belgium, the Netherlands, Switzerland, Spain, the United States and Canada. Our particular focus is on properties that benefit from a good location in major cities. However, we are also prepared to support regional projects.

The properties that interest us most are office buildings, logistics centers and shopping malls that are located in major catchment areas and benefit from low vacancy rates, as well as multi-family residential properties. A particular focus is on existing properties that are fully let under long-term leases and to tenants of good standing.

Du conseil initial, en passant par la signature de l'acte de prêt et le versement des fonds jusqu'au remboursement complet du prêt, votre conseiller individuel de Essen Hyp, qui connaîtra les exigences particulières de votre projet, vous accompagnera dans toutes vos démarches. En plus, Essen Hyp entretient des bureaux de représentation sur les marchés les plus importants du monde.

Outre le financement immobilier en Allemagne, Essen Hyp est active au Royaume-Uni, en France, en Belgique, aux Pays-Bas, en Suisse, en Espagne, aux États-Unis et au Canada. Notre attention est attirée en particulier par des actifs avec un bon emplacement en métropole mais nous sommes également à votre écoute pour vos projets en province.

Notre centre d'intérêt comprend des immeubles de bureaux, des centres logistiques et commerciaux, ayant un faible taux de vacance, dans les zones à forte concentration urbaine, et des projets résidentiels importants ainsi que des actifs existants, entièrement loués à long terme à des locataires renommés.

West Jackson, Chicago, United States
The 'City Loop' is situated in the Central Business District of downtown Chicago, thus benefiting from an excellent location close to the financial center. Here, Essen Hyp participates in the financing of a 22-floor property with a total office area of 129,385 sqm and retail units totaling 3,646 sqm.

West Jackson, Chicago, États-Unis
Cet immeuble de 22 étages offre 129.385 m² de bureaux et 3.646 m² de surface commerciale. Il est situé dans le « City Loop » qui fait partie du quartier central d'affaires de Downtown Chicago et profite de la proximité du quartier financier. Essen Hyp a participé à son financement.



Thomas More Square, London, England
This building complex, which was financed by Essen Hyp, is situated at St. Katharine Docks on the River Thames, between the City and the Docklands. The property offers a total office area of 44,500 sqm, retail units totaling 2,500 sqm and storage space totaling 2,500 sqm.

Thomas More Square, Londres, Angleterre
Situé entre la City et les Docklands, sur le dock St. Catherine, cet ensemble d'immeubles offre 44.500 m² de bureaux, 2.500 m² de surface commerciale et 2.500 m² d'archives. Essen Hyp a mis en place son financement.

sighted financing transactions
Un financement prévoyant

We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Safety, and the question as to whether the risks are calculable over the long-term, are key determinants for our credit decision. This is why we thoroughly analyze the quality of each property, including its location and investment profitability. The question as to whether a property can be used for multiple purposes, together with the cash flows from rental income, are the most important parameters in our project analysis.

Each property to be financed is appraised by our internal experts. We additionally seek the advice of external specialists who have to give evidence of their qualification and experience with the respective type of property.

With a few exceptions, the standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, *in certain cases, additional securities to* be agreed individually.

Nous nous considérons comme des spécialistes, garantissant le succès durable de vos projets. Notre engagement assure la rentabilité et la pérennité de votre projet. C'est pourquoi notre décision de crédit est basée sur une évaluation approfondie des risques, de l'état de l'immeuble, son emplacement géographique, la rentabilité du projet et en particulier les possibilités de la recommercialisation en cas de libération de surfaces et la stabilité du cash-flow issu des revenus locatifs.

*Chaque actif est évalué par nos experts ou par des spécia*listes externes. Selon le type d'actif, nous coopérons avec des spécialistes sur place choisis selon leurs qualifications et leur expérience.

Sauf certaines exceptions, tout prêt sera sécurisé par une hypothèque ou un privilège, par une cession des revenus locatifs, de primes d'assurance et, si nécessaire, d'autres sûretés tel que le nantissement des parts de la société emprunteuse.

Sun Trust International Center, Miami, United States
This 31-floor property, in whose financing Essen Hyp participates as a syndicate partner, is located in the heart of downtown Manhattan and offers a total office area of 38,800 sqm.

Sun Trust International Center, Miami, États-Unis
Cet immeuble de bureaux de 31 étages et de 38.900 m² de surface utile, situé au cœur de Miami, fut cofinancé par Essen Hyp.


SunTRUST



Long Acre, London, England
In Central London, only a few steps from the famous Covent Garden, Essen Hyp participates as a syndi*cate partner in the financing of an office building* (total office area of 18,000 sqm), which will be fully modernized by 2003.

Long Acre, Londres, Angleterre
Situé dans le centre de Londres, à quelque pas du célèbre Covent Garden, cet immeuble dispose d'une surface de bureaux de 18.000 m². Sa rénovation sera achevée en 2003. Essen Hyp a participé à son financement.

Milton & Shire, London, England
Built in 1998, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

Milton & Shire, Londres, Angleterre
Cet immeuble d'une surface utile de 42.500 m² dont 39.800 m² de bureaux, et construit en 1996 est situé au nord de la City de Londres. Essen Hyp a mis en place son financement.



'our contact partners
Vos interlocuteurs

Hergen Dieckmann has been working in the national – and later also international – lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent monitoring of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.

Hergen Dieckmann travaille dans le domaine des financements nationaux et internationaux depuis de nombreuses années. Il a accompagné un grand nombre de projets immobiliers. En tant que *Relationship Manager de Essen Hyp*, il entretient d'étroits contacts avec nos clients investisseurs et nos partenaires bancaires. Il est en outre chargé de l'observation permanente des marchés immobiliers internationaux sur laquelle se basent nos analyses.





Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.

Assem El Alami a travaillé en tant qu'avocat à Berlin avant d'être employé dans le service juridique d'une banque hypothécaire allemande. Il a grandement contribué au lancement des financements internationaux de cette même banque. Nommé directeur du bureau de représentation à Paris il a pris la responsabilité des financements en France et en Espagne. Aujourd'hui, directeur du bureau de représentation de Essen Hyp, il est notre expert du marché français.



Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.

Thomas Link a travaillé longtemps en tant qu'avocat dans le domaine des financements *immobiliers internationaux*. Se fondant sur cette expérience il est chargé de l'analyse des projets ainsi que de la supervision de leur réalisation. En tant que Relationship Manager *il* maintient d'étroits contacts avec nos clients et nos partenaires bancaires ainsi qu'avec nos avocats, notaires et experts externes. Afin d'assurer un déroulement efficace des projets, il joue un rôle d'intermédiaire entre les parties intéressées.

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge of customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.

Rainer Polenz vit et travaille à Londres depuis plus de vingt ans. En tant qu*e directeur de département d'une* banque allemande, il a acquis des connaissances approfondies du marché immobilier anglais. En qualité de directeur de notre bureau de représentation à Londres, il est responsable du suivi de notre clientèle et du marketing de nos produits. Il entretient des liens privilégiés avec les banques anglaises et internationales actives sur le marché anglais de l'immobilier professionnel et surveille le déroulement des projets en cours.



Hypothekenbank in Essen AG
Hypothekenbank in Essen AG

Far-sightedness is the basis for the success of Hypothekenbank in Essen AG, whose core activities are public-sector and mortgage lending. Established as a specialist bank in 1987, Essen Hyp soon became one of the leading German mortgage banks. Thanks also to our benchmark Jumbo and Global *Pfandbrief* issues, the German *Pfandbrief*, our key funding instrument, has become an investment vehicle that is highly appreciated on the international capital markets.
The key advantages of the *Pfandbrief* are its high level of safety, liquidity, transparency, standardized structures and efficient pricing. Today, the *Pfandbrief* market is one of the world's most important non-government bond markets.
The leading international rating agencies, too, acknowledge the excellent quality of the *Pfandbriefe* issued by Hypothekenbank in Essen AG. Our public-sector *Pfandbriefe* were given the best possible rating, i.e. AAA, by Standard & Poor's and FitchRatings. Moody's also confirms the high level of safety of Essen Hyp's public-sector *Pfandbriefe* by awarding an Aa1 rating.
With a balance sheet total of €71bn as of December 31, 2002, Essen Hyp today ranks amongst the top five German mortgage banks. Our website www.essenhyp.com enables our investors to carry out their individual credit research of our bank. Essen Hyp currently runs representative offices in London, Paris and Brussels. The opening of additional representative offices in New York and other European capitals is planned for the near future.

La prévoyance a toujours été la base du succès de la Hypothekenbank in Essen AG. Fondée en 1987, l'établissement est devenu rapidement une des banque hypothécaires les plus importantes d'Allemagne. L'activité de Essen Hyp repose sur deux piliers: le financement de collectivités locales et les prêts immobiliers hypothécaires. Les Jumbos et les Global *Pfandbriefe* de Essen Hyp ont contribué à développer l'obligation foncière allemande, le *Pfandbrief*, en un investissement fortement apprécié par les marchés financiers internationaux. Grâce à son niveau élevé de fluidité, sa transparence, ses structures standardisées et la fixation efficace des prix, le marché des *Pfandbriefe* est devenu l'un des plus grands marchés des obligations non-étatiques du monde.
Les agences de rating les plus importantes reconnaissent, elles aussi, la qualité de nos *Pfandbriefe*: Standard & Poor's et FitchRatings ont accordé leur meilleur rating, le triple A, à nos *Pfandbriefe* publics. Leur niveau extrêmement élevé de sécurité est également confirmé par le Aa1 rating de Moody's.
Avec un total de bilan de 71 milliards d'euros au 31 décembre 2002, Essen Hyp compte parmi les cinq premières banques hypothécaires d'Allemagne. Notre site internet www.essenhyp.com vous offre de plus amples informations et vous permet d'effectuer vos recherches sur notre qualité. Essen Hyp entretient des bureaux de représentation à Londres, Paris et Bruxelles et nous envisageons d'élargir ce réseau avec des bureaux à New York et dans d'autres métropoles européennes dans un avenir proche.

Bonds & Notes

The German *Pfandbrief*

During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment - a clear proof of the *Pfandbrief*'s high level of safety. This is just one reason why *Pfandbriefe* account for as much as 38% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. The key characteristics of a Jumbo *Pfandbrief* are a minimum issuance volume of €500m and the commitment of at least three market makers to simultaneously quote bid/offer spreads for tickets of up to €15m during normal trading hours. As a result, Jumbo *Pfandbriefe* show a higher liquidity and more flexibility than traditional *Pfandbriefe*. As of September 30, 2002, funds totaling €408bn have been raised through the issuance of Jumbo and Global *Pfandbriefe*, with the total number of outstanding issues coming to 408.

Essen Hyp alone has raised approximately €56.6bn as of June 30, 2002, with the total number of issuances standing at 37.

- Our Treasury Department
- Basic principles of the German Mortgage Bank Act
- Jumbos / Globals
- Essen Hyp Debt Issuance Program
- Euro Commercial Paper Program
- Bloomberg and Reuters Company Information

Bonds & Notes

Our Treasury Department



Heads of Treasury Department

- Günter Pless Head of Treasury
- Hauke Finger Deputy Head of Treasury
- Heidi Riedel Deputy Head of Treasury
- Raimund Bitter Deputy Head of Treasury

Capital Markets

- Oliver Schwarzer
- Heinrich Strack
- Ansgar Wittenbrink
- Stefan Zander

Money Markets

- Michael Leineweber
- Monika Rieks

Derivatives

- Ulrich Nowak
- Claudia Retz
- Stefan Zander

Research

- Dirk Chlench

Trading Support

- Nico Ebert
- Petra Hoffmanns
- Peter Nowaczyk
- Oliver Grossmann

Secretarial Support

- Elke Joachimiak
- Andrea Pehlke

Bonds & Notes

Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

A) A wider range of business activities

A1.) Expansion of mortgage lending activities
Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

A2.) Expansion of public-sector lending activities
Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may now also be funded through the issuance of public-sector Pfandbriefe

(Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

B) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the Association of German Mortgage Banks www.hypverband.de.

Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 04.2.2003

	Increases							Ratings	
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/Moody's	Fitch
257 378	233	08/01	1,000	4,500	02/05/03	17/07/97	1/2/4/5	AAA/Aa1	AAA
257 463			1,500	4,500	16/07/03	09/07/01	1-9/14/18	AAA/Aa1	AAA
257 347			511	5,750	02/10/03	25/09/96	2/4/5/8	AAA/Aa1	AAA
257 425			1,500	3,250	20/01/04	13/01/99	1-3/5/6-8/10/15/17/22	AAA/Aa1	AAA
257 326			1,023	5,750	06/02/04	31/01/96	1/2/4/5/8	AAA/Aa1	AAA
257 428			2,000	3,500	17/03/04	10/03/99	1-3/5/6/8-10/11/14	AAA/Aa1	AAA
257 422	500	11/01	1,267	3,750	17/11/04	10/11/98	3/5/6/10/12/15/22	AAA/Aa1	AAA
257 374	2.000	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1	AAA
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1	AAA
257 427	500	11/01	1,500	3,500	17/02/06	11/02/99	3/5/6/10/12/14-16	AAA/Aa1	AAA
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1	AAA
257 359	2.250	03/00	3.017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1	AAA
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1	AAA
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1	AAA
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1	AAA
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1	AAA
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1	AAA
257 487	1.000	04/02	1,000	3,250	28/01/05	04/12/01	1-3/5/6/11/18/19/25	AAA/Aa1	AAA
257 488	1.000	04/02	2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1	AAA

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC CCF, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldman Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=Caisse des Dépôts et Consignations, 16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 increased to €15bn in October 2001 and to €20bn in July, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aa1
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department:

Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail: Guenter.Pless@essenhyp.com

Tel.: +49 201 8135-353
E-mail: Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clear Stream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's:	A-2 (Standard & Poor's) P-1 (Moody's)
Arranger:	Commerzbank AG
Frequent dealers:	Commerzbank AG, Deutsche Bank AG, Société Générale
Day-to-day dealer:	Goldman Sachs, London; Barclays, London; Dresdner, FFM; JP Morgan Chase, London; Lehman Brothers, London

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €15bn in October 2001.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Money Markets

E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

About Us

Success needs far-sightedness



Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

- 10 successful years in retrospect
- Board of Managing Directors
- Executive Vice Presidents
- Trustees
- Supervisory Board
- Advisory Council
- Our Branches and Offices
- Imprint
- Hypothekenbank in Essen AG - Fifteen years

- Commerzbank - Our Major Shareholder (external Link)
- Verband deutscher Hypothekenbanken (external Link) (Association of German Mortgage Banks)

About Us

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

About Us

Executive Vice Presidents

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

About Us

Trustees

Trustees

Dieter Eberle, Lawyer, Essen
Dr. rer. pol. Thomas Geer, Essen (since Oct 16, 2001) Deputy
Dr. Johannes Werner Schmidt, Essen (since Nov 1, 1998) Deputy
Manfred Arenz, Essen (since Feb 1, 2003) Deputy

Back | Search | Glossary | German Website | Print | Sitemap

About Us

Supervisory Board

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Chairman; Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Berta Schuppli
Deputy Chairman, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Dr. Eric Strutz
Head of Strategy and Controlling
Commerzbank AG, Frankfurt/Main

About Us

Advisory Council

Advisory Council

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für Wohnungswesen, Städtebau und Raumordnung e.V., Berlin

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG, Berlin

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

About Us

Our Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Bundesallee 28
D-10717 Berlin
Tel.: +49 30 86 21-3 95

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65

Hamburg
Fleethof- Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49(0)40 3 76 44 750
Fax: +49(0)40 3 76 44 627

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Leipzig
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1 -3
Fax: +49 3 41 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39

Liaison Offices

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 212 703-41 10
Fax: +1 212 703-41 01

Tokyo
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi,
Chiyoda-Ku,
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

About Us

Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the

issuing of declarations in conjunction with our claims,
legal charges and other securities.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
E-mail: info@ve-k.de
Internet: www.ve-k.de

www.essenhyp.de
Immobilienfinanzierung
Jobs und Karriere
HypoClick
Geschäftsbericht
Corporate Governance
Über uns
Impressum

www.essenhyp.com
Investor Relations
Credit Research
Bonds & Notes
Financial Reports
International Property Financing
Careers
About Us

Investor Relations
Ratings and Analyses
Interest Rate Forecast G3
Interest Rate Forecast Meeting
Current Financial Topics
Roadshows
Corporate Governance
10 Successful Years in Retrospect

Credit Research
Public-sector Loans
Mortgage Loans
Risk Management
Non-cover Assets
Derivatives
Ratings
Code of Conduct

Bonds & Notes
Our Treasury Department
Basic Principles of the German Mortgage Bank Act
Jumbos / Globals
Debt Issuance Program
Commercial Paper Program
Bloomberg & Reuters Information

Financial Reports
Annual Reports
Order Service

Careers
Qualification and Training
Unsolicited Applications

International Property Financing
Europe and North America
Borrower-specific Financing Structures
Specialist Knowledge
Your Contact Partners
Latest Brochure (PDF)

About Us
Board of Managing Directors
Executive Vice Presidents
Trustees
Supervisory Board
Advisory Council
Branches and Offices
Imprint

counts as of December 31, 2002 now available under 'Annual Reports'. The English

Back | Search | Glossary | German Website | Print | Sitemap

Investor relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.



Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

- Ratings and Analysis
- Interest Rate Forecast G3
- Interest Rate Forecast Meeting
- Current financial and economic topics
- Roadshows
- Corporate Governance
- 10 successful years in retrospect

Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook negative)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

- Standard & Poor's — Recent rating analysis as of Feb 07, 2002, ratings as of Oct 08, 2002.
- Moody's — Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
- Fitch — Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

STANDARD & POOR'S — FINANCIAL INSTITUTIONS

Publication Date: 07-Feb-2002
Reprinted from RatingsDirect

Research

Hypothekenbank in Essen AG

Analytical Contacts: *Karlo Fuchs, Frankfurt (49) 69-3 39 99-156;*
Michael Zlotnik, Frankfurt (49) 69-3 39 99-150

CREDIT RATING

	A-/Negative/A-2
Outstanding Rating(s)	
Counterparty Credit	A-/Negative/A-2
Certificate of Deposit	A-/A-2
Senior Unsecured	A-
Commercial Paper	
Foreign Currency	A-2
Subordinated	
Local Currency	BBB+
Short-term Debt	A-2
Senior Secured	AAA
Credit Rating History	
Dec 19, 2001	A-/A-2
Feb 14, 2001	A+/A-1
Sovereign Rating	
Germany (Federal Republic of)	AAA / Stable / A-1+

Rationale

The ratings on Hypothekenbank in Essen AG (EssenHyp) reflect the ratings of its majority shareholder Commerzbank AG (A/Negative/A-1) (to a lesser extent, however) and increasingly reflect EssenHyp's stand-alone risk and financial profile. Ratings on EssenHyp's public sector Pfandbriefe are based on Standard & Poor's regular surveillance of asset quality and cash flow adequacy.

Commerzbank's restructurings, especially the merger of its other mortgage bank, Rheinische Hypothekenbank AG (Rheinhyp; A/WatchDev/A-1) into the "new" Eurohypo, fosters uncertainties about the strategic importance of EssenHyp to Commerzbank's long-term strategy and Standard & Poor's now draws less comfort from Commerzbank's majority ownership of EssenHyp. Standard & Poor's believes, however, that as long as Commerzbank maintains its majority stake in EssenHyp, the bank would receive support in the unlikely event that it experienced financial difficulties.

The ratings on EssenHyp increasingly reflect the bank's stand-alone profile: its strong public sector driven asset quality--given the dominance of lending to public sector authorities with a low credit risk--stable operating performance, and its lean cost structure. The ratings are somewhat impaired by EssenHyp's reliance on successful asset and liability management. Taking into consideration the market risk associated with public sector lending, Standard & Poor's views EssenHyp's capitalization as only moderate. In addition, mortgage lending continues to be characterized by fierce competition, and low margins do not always compensate for the risks involved.

The triple-'A' rating on EssenHyp's Öffentliche Pfandbriefe reflects the collateral and cash flow adequacy of the bank's Pfandbriefe, coupled with protections afforded by German insolvency and banking laws. EssenHyp maintains a segregated, revolving pool of high-quality public sector loans on which the Öffentliche Pfandbriefe have a preferential claim. The amount and quality of collateral and its cash flow adequacy is sufficient to absorb potential credit losses and repay interest on and principal of the Pfandbriefe as they become due, even in the unlikely case that the bank is unable to meet its obligations. These factors are monitored as part of Standard & Poor's regular Pfandbriefe surveillance. The rating also reflects the sound quality of the management, control, and expertise of EssenHyp.

With total assets of €65.4 billion and total adjusted equity of €554 million at Sept. 30, 2001, EssenHyp ranks among the largest pure mortgage banks in Germany, and is one of the largest issuers of public sector Pfandbriefe. EssenHyp is 51%-owned by Commerzbank.

EssenHyp's asset quality is strong given the dominance of historically low-risk loans to public sector authorities in Germany and the high quality of its European public sector loan portfolio. Public sector loans (including the bond portfolio, which, in its majority, consists of public sector exposures) account for about 91.2%.

Reflecting the low credit risk profile of EssenHyp's portfolio, profitability levels are also low especially compared internationally, but are in line with other public sector-focused mortgage banks, however.

Standard & Poor's does not expect significant improvements in bottom line profitability in the future. Standard & Poor's is also concerned that the bank's current profitability levels are not sustainable, given the market environment and EssenHyp's entry to mortgage lending. Mortgage lending is characterized by fierce competition, and the low margins do not always compensate for risks involved.

Pfandbrief issuance continues to dominate funding, accounting for 78.6%, with €50.0 billion as Öffentliche Pfandbriefe and Hypothekenpfandbriefe of €1.2 billion.

Reflecting the increased focus on mortgage loans, EssenHyp's regulatory Tier 1 capital ratio decreased to 8.1% at Sept 30, 2001 from almost 12% in 1999.

Outlook

The outlook continues to reflect that of its majority shareholder, Commerzbank, as well as remaining uncertainties concerning the role of EssenHyp in Commerzbank's long-term strategy. Ratings could be lowered further if it becomes apparent that Commerzbank's long-term commitment to the bank weakens further, or if EssenHyp's financial or risk profile deteriorates. Under such circumstances, Standard & Poor's ratings will place greater emphasis on EssenHyp's stand-alone credit quality.

Profile

EssenHyp ranks among the largest private mortgage banks in Germany in terms of total assets. Its principal offices are located in Essen, and the bank maintains five branches and two representative offices. In 2002, the bank intends to open another representative office in London to accommodate growth in wholesale commercial mortgage lending. Staff numbers remained at low levels and totaled 136 as at June 30, 2001.

Founded only in 1987, EssenHyp's balance sheet has grown by about €10 billion annually over the past few years due to high volume public sector lending. Because of a more volatile interest rate environment and the public sector reducing its debentures, however, there has been a reduced growth pace since 1999.

As a private mortgage bank, EssenHyp's business is essentially restricted to making residential and commercial mortgage loans, and loans to public sector authorities in Germany, within the EU, and the EEA.

As a mortgage bank, it also enjoys the privilege of refinancing such loans with Pfandbriefe (Hypothekenpfandbriefe or Öffentliche Pfandbriefe), which are secured by the underlying loan.

The implementation of the fourth financial market law (4. Finanzmarktförderungsgesetz), planned for mid-2002, will see an expansion of eligible assets for both Öffentliche and Hypothekenpfandbrief, which will broaden the bank's business asset gathering possibilities, and will also facilitate cover pool management, as derivatives will become pool eligible and assets and liabilities must be matched on a net present value basis--a concept similar to Standard & Poor's Pfandbrief rating approach.

EssenHyp's core competency and focus since its establishment has been on public sector lending, which today accounts for 91.2% of total assets. The bank also continues to be one of the largest and most liquid Jumbo and Global Pfandbriefe issuers. However, this does not provide real advantages per se, as lending to public sector authorities is a commodity with razor thin margins. In public sector lending, EssenHyp competes mainly with other German mortgage banks, Landesbanks, and other European banks focused on public sector lending or that have the possibility to refinance this margin-sensitive business with highly rated secured debt instruments.

Ownership and Legal Status

According to §2 of the German Mortgage Bank Act, mortgage banks may only operate in the legal form of a joint-stock company (AG), as EssenHyp does, or as a partnership limited by shares (KGaA). EssenHyp's shares are not listed on a stock exchange. In September 1994, Commerzbank acquired a 51% share in EssenHyp from EssenHyp's founder, the Schuppli family, who still retain the remaining 49%.

Commerzbank is currently reconsidering the strategic importance of its mortgage bank holdings, but EssenHyp's ownership structure is likely to be maintained at least in the medium term.

Commerzbank AG has issued a letter of comfort for EssenHyp, and the latter's exposures are part of Commerzbank's global risk limits. In addition, EssenHyp is fully consolidated in Commerzbank's group accounts and representatives of Commerzbank sit on the supervisory board of EssenHyp.

At June 30, 2001, EssenHyp accounted for 12.5% of the Commerzbank group's total assets but 14.7% of the group's pretax profit.

Being a private mortgage bank, EssenHyp is subject to the provisions of the German Banking Act and is regulated by the Mortgage Bank Act, both amended in 1998. Supervision is exercised by the German Banking Supervisory Authority. Under the Mortgage Bank Act, mortgage banks are also subject to special, more extensive, supervision by the supervisory authority.

Strategy

EssenHyp is expected to continue its focus on public sector lending to highly-rated borrowers within the restrictions of the Mortgage Bank Act, but it will also increase origination of mortgage loans in particular over the next few years to achieve a more balanced revenue contribution.

EssenHyp will copy its public sector lending business model to the mortgage lending unit. Hence, the bank intends to gather large amounts of low risk assets (preferably already seasoned real estate portfolios) that will then be refinanced via the Hypothekenpfandbrief. Combined with a lean set up (accomplished by outsourcing the servicing of loans), the bank expects to establish a second revenue source that can make up for profitability pressure in its core competency public sector lending.

Funding is expected to remain dominated by high volume Pfandbrief issuances, but other refinancing such as secured borrowings or funding via unsecured instruments are likely to increase. EssenHyp is expected to achieve growth by retaining earnings and through capital increases by its shareholders.

Standard & Poor's welcomes the bank's revenue diversification, but is skeptical about short-term improvements as narrow margins in mortgage lending do not always compensate for the risks involved. Standard & Poor's also expects that pure mortgage banks will come under increasing pressure by mixed mortgage banks (HVB Real Estate Bank; the "new" Eurohypo) that--due to lesser regulatory restrictions--have the capability to offer a one-stop service to their customers and can establish themselves more easily as a benchmark issuer.

Asset Quality

EssenHyp's asset quality remains strong given the dominance of historically low-risk loans to public sector authorities in Germany, and no problems have yet occurred. Existing problems in the mortgage loan portfolio seem to be adequately covered and potential problems are at manageable levels.

Public sector loans (including bonds that in their majority are used as public sector credit surrogates) increased slightly to €58.7 billion, or 89.7% of total assets, at Sept. 30, 2001, compared with €53.2 billion or 90.5% at year-end 2000. Compared with previous years, however, (and also in light of upcoming changes in eligibility criteria), the proportion of loans refinanced through Öffentliche Pfandbriefe has decreased considerably to 86% at Sept. 30, 2001, compared with 88% at year-end 2000, and 94% at year-end 1999.

Chart 1

Asset Composition


Securities (left scale)
Total real estate loans (left scale)
Public sector/government (left scale)
Other (left scale)
Loans to banks (net) (left scale)
Total reported assets (right scale)
(%)
(Bil. €)
100
90
80
70
60
50
40
30
20
10
0
70
60
50
40
30
20
10
0
1996
1997
1998
1999
2000
June 2001

Also reflecting recent changes in public sector issuers' behavior to fund via straight bonds instead of promissory notes, as well as eligibility of bonds for Pfandbrief cover since 1998, the share of securities relative to total assets further increased to €22.2 billion or 34% at Sept. 30, 2001 following €16.5 billion or 28.5% in 2000, but only 8.5% in 1997.

To increase limited German Gaap transparency of the bank's asset quality, the bank has started to voluntarily and regularly disclose a breakdown not only of its collateral pools, but also of its non-cover eligible assets to give investors a higher transparency (which is available on their Web-site: www.essenhyp.com).

Also, a detailed analysis of EssenHyp's public sector pool reveals that the bank's portfolio is intentionally geared toward highly rated borrowers, for loans to the Federal Government of Germany, its federal states, and public sector banks accounting on average about 90% of the public sector loan pool.

Following changes in the bank's strategy outlined above, commercial and residential mortgage loans in particular have started to increase. These loans comprised €2.8 billion at Sept. 30, 2001--a 13% increase compared with year-end 2000, and an increase of more than 40% compared with year-end 1999. About €2.4 billion of these loans are eligible for the bank's Hypothekenpfandbriefe (mortgage bonds) cover pool, but currently only €1.4 billion are used as collateral.

Together, public sector loans, mortgage loans, and the bond portfolio represent more than 94% of the bank's total assets.

Typically, public sector loans do not require credit related provisions. As the bank only focuses on high quality commercial and residential mortgage loans, risk provisions could be kept at low levels, and are currently no area of concern.

Risk provisions increased in the past two years, but are still at low levels, however, and do not completely reflect the trends in the basic credit quality of the bank's loan portfolio. These provisions according to German Gaap can materially be distorted as they can also include:

- Net profit or loss on the sales of securities in the bank's liquidity security portfolio and the write-ups of, and provisions against, these securities; and
- Increase/release of general LLPs.

EssenHyp never experienced a loss on, and credit provisions have never been necessary for a public sector loan in the bank's history.

Profitability

Due to business restrictions by the Mortgage Bank Act, revenues essentially comprise interest income only, and because EssenHyp's main business is in low margin public sector lending, EssenHyp's profitability levels are low by international standards. In addition, public sector lending is also a low credit risk and a low-cost business, which mitigate profitability concerns.

A volatile interest rate environment since mid-1999, and regulatory restrictions on interest rate risk imposed since 2001, has aggravated income generation from public sector lending. Also, given the fierce competition in the diminishing domestic mortgage loan market, it remains to be seen whether EssenHyp's changed strategy to balance diminishing public sector revenues with residential mortgage loans can make up the difference in the long term.

However, it appears that EssenHyp's profitability is not yet negatively affected as the bank has successfully adapted to the new environment and its business model for mortgage lending is gaining momentum.

The 2.7% decrease in net interest income in 2000 to €167 million essentially reflects the continued margin pressure on the asset side, accompanied by increased funding costs. This resulted in an interest margin (interest income-to-average assets ratio) of only 30 basis points (bps) for 2000, following 34bps for 1999 and 47bps in 1996. As margin pressure continued in 2001, the increase to annualized 32bps for the first nine months is mainly attributable to a more predictable market environment where mismatching and portfolio optimization allowed an increase in final margins.

EssenHyp's outstanding cost-to-income ratio is one of the bank's key strengths, which are also crucial for a bank predominantly active in public sector lending. Although adjusted for investment gains, the bank's ratio had increased to a moderate 14.8% at year-end 2000 (driven by lower revenues), from 13.4% at year-end 1999; strict cost containment in 2001 has already been rewarded with an annualized 11.3% in 2001, which is among the lowest in Germany.

As the bank will use a cost-conscious approach to foster its mortgage lending, no deterioration of that ratio is expected.

Average new loan-loss provisions to average customer loans were only at 4bps in 2000, reflecting the dominant public sector business of the bank.

Standard & Poor's is somewhat concerned whether the increased mortgage activities will also lead to increased credit provisions, which would be difficult to absorb.

Pretax profit as a percentage of average assets hovered around 24bps in the past few years, but dropped significantly to 17bps in 2000. Given a favorable tax position in 2000 the (after tax) ROA remained at 12bps, which is only 1bp below the 13bps of previous years. Due to the more favorable conditions in 2001, ROA is expected to increase in 2001 to more than 15bps.

Whereas return on average adjusted common equity (ROE) dropped to 12.7% at Dec. 31, 2000, 2001 figures are likely to exceed more than 15%.

Standard & Poor's deems it crucial for EssenHyp's bottomline profitability to continue its successful funding strategy, its interest and market risk management, and to maintain a strict cost regime. These factors will be challenging given the expansion of its mortgage lending and uncontrollable cost drivers such as the implementation of Basle II. Also, thin margins in public sector and mortgage lending might not cover both risk provisions and an adequate return on capital, putting further pressure on profitability.

Asset-Liability Management

With total Pfandbriefe issued of €51.2 billion at Sept. 30, 2001, EssenHyp ranks among the largest German issuers, and Pfandbriefe continue to represent EssenHyp's dominant funding source. With a large gap, the bank's funding is complemented via unsecured borrowings such as drawings under its €5 billion CP program and other interbank lending.

Chart 2

Development of Funding



Public sector Pfandbriefe (left scale)
Mortgage Pfandbriefe (left scale)
Other borrowings (left scale)
Other liabilities (left scale)
Due to banks (left scale)
Total liabilities (right scale)
(%)
(Bil. €)
100
90
80
70
60
50
40
30
20
10
0
70
60
50
40
30
20
10
0
1996
1997
1998
1999
2000
June 2001

The issuance of Pfandbriefe is a privilege for mortgage banks that is shared only with the German Landesbanks and a few other public sector banks. Their secured nature makes Pfandbriefe a very cost-efficient funding instrument, as they grant their holders a preferential claim over all other creditors in the case of insolvency of the bank. Öffentliche Pfandbriefe and Hypothekenpfandbriefe are both collateralized by distinct pools of either public sector or mortgage loans that must comply with the requirements outlined in the Mortgage Bank Act. The April 1998 amendment of the Act clarified the separation of each pool from the remaining assets of an insolvent mortgage bank, thereby clarifying and strengthening the preferential claim of holders of Pfandbriefe. Because of this legal protection, EssenHyp's Öffentliche Pfandbriefe can achieve a 'AAA' rating as Standard & Poor's ongoing analysis of the collateral quality and cash flow adequacy of pool assets and corresponding Pfandbriefe reveals that payment is ensured in a timely fashion. At Sept. 30, 2001, the collateral for Öffentliche Pfandbriefe exceeded Pfandbriefe issued by 4.1% on a nominal basis.

With spread widening between public sector loans and Pfandbriefe, treasury operations and efficient market risk management have even become more crucial success factors for mortgage banks that specialize in public sector lending. Whereas earnings contribution from maturity mismatching has never accounted for the majority of revenues, it has helped EssenHyp to make this "repacking" of public sector loans profitable.

While varying between different mortgage banks, risk taking has not always been in line with risk taking capacities. Hence, new regulatory guidelines, effective since April 2001, now require German mortgage banks to more closely monitor, limit, and report interest rate risks in their banking book. Regulators now assess the banks' risk management capabilities or willingness to take interest rate risk on the effect an overnight 100bps parallel yield curve shift would have on the banks' liable regulatory capital. Standard & Poor's believes that this regulation has a positive impact on the banks' self-discipline regarding risk taking, and ultimately on the banks' risk profile.

The introduction of those rules has reduced EssenHyp's risk taking abilities, and the limitation will have a moderating impact on future earnings contributions from its public sector lending business. Whereas EssenHyp has been at the level of those mortgage banks that show the highest utilization of the 20% limit (max allowed regulatory interest rate exposure in relation to regulatory capital), it is also one of the few banks that regularly discloses its average monthly utilization.

The bank monitors its market risk on a mark-to-market basis, and the bank uses value-at-risk (VaR) to monitor its exposures. EssenHyp's VaR figure is based on a 97.5% confidence level and a one-day holding period. In accordance with best practices, EssenHyp regularly runs simulations such as worst-case and stress scenarios in order to assess its interest rate exposure, to evaluate risk with respect to abnormal market conditions. Also, to validate its model, backtesting of results is regularly performed. In addition, EssenHyp regularly reports its risk figures to Commerzbank.

Standard & Poor's regards the bank's risk management as appropriate in light its risk profile.

Capital

EssenHyp's capital strength is regarded as average among its peers, and an adjusted common equity-to-average assets ratio of 0.85% at Sept. 30, 2001 (following a five-year average of 0.9) is only adequate in light of the bank's public sector dominated risk profile and annual capital injections by its shareholders that accompanied growth. The bank's capital ratios compare unfavorably with international peers, however.

With EssenHyp's efforts to increase mortgage lending, (and therefore to increase risk-weighted assets), regulatory capital ratios have started to decline. The bank posted a Tier 1 ratio of 8.1% at Sept. 30, 2001, following a ratio of almost 12% at year-end 1999. Although this is still well above the regulatory minimum, Standard & Poor's does not consider regulatory ratios as a perfect indicator of a mortgage bank's capital strength, as only regulatory credit risk is monitored and capital is therefore not available to cover for risks other than credit risks.

The current tax reform in Germany will increase earnings retention potential. However, given the competitive environment in public sector lending as well as harsh competitive pressure for mortgage lending, it remains to be seen whether the bank's shareholders will allow such increased retention. In Standard & Poor's view, a continuation of capital increases or increased earnings retentions will be needed to accompany growth and to enable the bank to remain on the same rating level.

Table 1 Balance Sheet Statistics								
		--Year ended Dec. 31--						Bre
(Mil. €)	2001*	2000	1999	1998	1997		2001*	200
ASSETS								
Cash and money market instruments	0	438	488	27	25		0.00	0.
Securities	22,186	16,771	11,144	6,257	3,006		33.93	28.
Nontrading securities	22,186	16,771	11,144	6,257	3,006		33.93	28.
Loans to banks (net)	1,651	2,065	1,541	852	636		2.53	3.
Customer loans (gross)	39,804	38,735	42,026	38,068	31,480		60.88	65.
Public sector/government	36,965	36,433	40,156	36,228	29,753		56.54	61.
Total real estate loans	2,806	2,271	1,841	1,827	1,715		4.29	3.
All other loans	33	31	30	13	12		0.05	0.
Customer loans (net)	39,804	38,735	42,026	38,068	31,480		60.88	65.
Earning assets	63,641	57,890	54,732	45,200	35,146		97.34	98.
Equity interests/participations (nonfinancial)	N.A.	17	17	7	5		N.A.	0.
Fixed assets	N.A.	34	36	41	34		N.A.	0.
Accrued receivables	0	548	557	264	248		0.00	0.
All other assets	1,740	162	96	82	38		2.66	0.
Total reported assets	65,381	58,771	55,905	45,597	35,471		100.00	100.
Adjusted assets	65,381	58,771	55,905	45,597	35,471		100.00	100.
LIABILITIES								**Break**
Total deposits	5,652	5,291	2,323	1,358	1,171		8.65	9.
Noncore deposits	5,274	5,167	2,207	1,242	1,060		8.07	8.
Core/customer deposits	378	124	116	116	111		0.58	0.
Mortgage pfandbriefe	1,177	1,272	1,078	1,087	1,219		1.80	2.
Public sector or total pfandbriefe	50,014	47,015	48,379	38,684	30,076		76.50	80.
Other borrowings	7,377	4,378	3,445	3,890	2,529		11.28	7.
Other liabilities	607	261	193	175	150		0.93	0.
Total liabilities	64,827	58,217	55,418	45,194	35,145		99.15	99.
Total shareholders' equity	554	554	487	403	326		0.85	0.
Common shareholders equity (reported)	554	554	487	403	326		0.85	0.
Share capital and surplus	201	176	175	166	156		0.31	0.
Reserves (including inflation revaluations)	353	250	279	211	155		0.54	0.
Retained profits	N.A.	128	33	26	15		N.A.	0.
Total liabilities and equity	65,381	58,771	55,905	45,597	35,471		100.00	100.
Tangible common equity	554	554	487	403	326			
Adjusted common equity	554	554	487	403	326			
Tangible total equity	554	554	487	403	326			
Adjusted total equity	554	554	487	403	326			

Data as of Sept. 30, 2001. Ratios annualized where appropriate. N.A.--Not available.

Table 2 Profit and Loss Statement Statistics

(Mil. €)	2001*	2000	1999	1998	1997	2001*	2000	1999	1998	1997
		–Year ended Dec. 31–				Adj. avg. assets (%)				
PROFITABILITY										
Interest income	2,366	2,838	5,488	4,040	2,443	5.07	4.95	10.81	9.97	8.03
Interest expense	2,219	2,671	5,316	3,888	2,315	4.75	4.66	10.47	9.59	7.61
Net interest income	147	167	172	153	128	0.31	0.29	0.34	0.38	0.42
Operating noninterest income	5	2	3	3	1	0.01	0.00	0.01	0.01	0.00
Fees and commissions	(6)	(6)	(4)	(3)	(2)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Equity in earnings of unconsolidated subsidiaries	0	1	0	0	0	0.00	0.00	0.00	0.00	0.00
Other noninterest income	11	7	7	6	3	0.02	0.01	0.01	0.01	0.01
Operating revenues	152	168	175	156	129	0.32	0.29	0.35	0.38	0.42
Noninterest expenses	17	25	23	18	20	0.04	0.04	0.05	0.05	0.06
Personnel expenses	8	10	9	8	8	0.02	0.02	0.02	0.02	0.03
Other general and administrative expense	9	12	11	9	7	0.02	0.02	0.02	0.02	0.02
Depreciation and amortization-other	0	4	3	2	4	0.00	0.01	0.01	0.00	0.01
Net operating income before loss provisions	134	143	152	137	109	0.29	0.25	0.30	0.34	0.36
Credit-loss provisions (net new)	40	15	10	13	N.A.	0.09	0.03	0.02	0.03	N.A.
Net operating income after loss provisions	94	128	142	125	109	0.20	0.22	0.28	0.31	0.36
Pretax profit	94	98	120	105	76	0.20	0.17	0.24	0.26	0.25
Tax expense/credit	N.A.	32	55	53	37	N.A.	0.06	0.11	0.13	0.12
Net income before minority interest	N.A.	66	65	52	39	N.A.	0.12	0.13	0.13	0.13
Net income before extraordinaries	N.A.	67	65	53	39	N.A.	0.12	0.13	0.13	0.13
Net operating income	N.A.	67	65	53	39	N.A.	0.12	0.13	0.13	0.13
AVERAGE BALANCE SHEET										
Average customer loans	39,269	40,381	40,047	34,774	27,368					
Average earning assets	60,766	56,311	49,966	40,173	30,161					
Average assets	62,076	57,338	50,751	40,534	30,432					
Average total deposits	5,471	3,807	1,840	1,264	804					
Average interest-bearing liabilities	61,088	56,591	50,122	40,007	29,992					
Average common equity	554	521	445	365	298					
Average adjusted assets	62,076	57,338	50,751	40,534	30,432					
OTHER DATA										
Number of employees (end of period)	N.A.	137	131	118	114					
Number of branches	N.A.	1	1	1	1					
Off-balance-sheet credit equivalents	N.A.	823	1,241	998	155					

Data as of Sept. 30, 2001. Ratios annualized where appropriate. N.A.–Not available.

Table 3 Ratio Analysis					
		--Year ended Dec. 31--			
	2001*	2000	1999	1998	1997
ANNUAL GROWTH (%)					
Customer loans (gross)	3.67	(7.83)	10.40	20.93	35.36
Adjusted assets form	14.96	5.13	22.61	28.55	39.69
Customer deposits	273.12	6.59	0.48	4.68	108.43
Tangible common equity	(0.03)	13.65	21.00	23.51	20.83
Total equity	(0.03)	13.65	21.00	23.51	20.83
Operating revenues	19.85	(4.01)	12.61	20.93	26.62
Noninterest expense	(8.36)	6.36	27.69	(6.03)	10.88
Net operating income before provisions	24.76	(5.62)	10.58	25.76	29.93
Loan-loss provisions	247.90	53.45	(21.59)	N.M.	N.M.
Net operating income after provisions	(1.97)	(9.78)	13.88	14.09	29.93
Pretax profit	27.68	(18.19)	14.58	38.24	46.15
Net income	N.A.	2.41	24.31	35.05	44.41
PROFITABILITY (%)					
Interest Margin Analysis					
Net interest income (taxable equiv.)/avg. earning assets	0.32	0.30	0.34	0.38	0.42
Net interest spread	0.35	0.32	0.38	0.34	0.38
Interest income (taxable equiv.)/avg. earning assets	5.18	5.04	10.98	10.06	8.10
Interest income on loans/avg. total loans	7.57	4.86	11.97	10.41	8.24
Interest expense/avg. intererst-bearing liabilities	4.83	4.72	10.61	9.72	7.72
Revenue Analysis					
Net interest income/revenues	96.83	99.03	98.24	98.09	99.36
Fee income/revenues	(4.09)	(3.82)	(2.06)	(1.77)	(1.62)
Noninterest income/revenues	3.17	0.97	1.76	1.91	0.64
Personnel expense/revenues	5.21	5.79	5.30	5.11	6.54
Noninterest expenses/revenues	11.35	14.84	13.39	11.81	15.20
Noninterest expense/revenues less investment gains	11.35	14.84	13.39	11.81	15.20
Expense less amortization of intangibles/revenues	11.35	14.84	13.39	11.81	15.20
Expense less all amortizations/revenues	11.35	12.74	11.49	10.74	11.88
Net operating income before provision/revenues	88.65	85.16	86.61	88.19	84.80
Net operating income after provisions/revenues	62.20	76.05	80.91	80.01	84.80
New loan-loss provisions/revenues	26.45	9.11	5.70	8.19	N.A.
Pretax profit/revenues	62.20	58.39	68.51	67.33	58.90
Tax/pretax profit	N.A.	32.39	45.99	50.22	49.04
Net income/revenues	N.A.	39.47	37.00	33.52	30.01

Table 3 Ratio Analysis (CONT'D)					
		–Year ended Dec. 31–			
	2001*	2000	1999	1998	1997
Other Returns					
Pretax profit/average risk assets (%)	N.A.	1.74	2.98	2.77	2.29
Net income/average risk assets (%)	N.A.	1.18	1.61	1.38	1.17
Net income/average assets + securitized assets	N.A.	0.12	0.13	0.13	0.13
Net income/employee (currency unit)	N.A.	495,598	520,884	449,741	338,860
Personnel expense/employee (currency unit)	79,000	72,728	74,618	68,621	73,860
Personnel expense/branch (Mil. currency unit)	N.A.	9.75	9.29	7.96	8.42
Noninterest expense/branch (Mil. currency unit)	N.A.	24.96	23.47	18.38	19.56
Net income/avg. tang. common equity (ROE) (%)	N.A.	12.75	14.57	14.31	12.96
FUNDING AND LIQUIDITY (%)					
Customer deposits/funding base	0.59	0.21	0.21	0.26	0.32
Total loans/customer deposits	10955.23	32924.00	37474.25	33638.75	29056.33
Total loans/customer deposits + long-term funds	69.67	76.49	81.43	88.09	93.74
Customer loans (net)/assets (adj.)	60.88	65.91	75.17	83.49	88.75
CAPITALIZATION (%)					
Adjusted common equity/adjusted assets	0.85	0.94	0.87	0.88	0.92
Adjusted common equity/adjusted assets + securitization	0.85	0.94	0.87	0.88	0.92
Adjusted common equity/risk assets	N.A.	7.74	11.80	10.23	8.97
Adjusted common equity/customer loans (net)	1.39	1.43	1.16	1.06	1.04
Internal capital generation/prior year's equity	22.64	13.69	8.25	7.84	5.68
Tier 1 capital ratio	8.1	9.00	11.80	9.58	8.97
Regulatory total capital ratio	16.2	17.90	23.60	19.10	17.41
Adjusted total equity/adjusted assets	0.85	0.94	0.87	0.88	0.92
Adjusted total equity/risk assets	N.A.	7.74	11.80	10.23	8.97
Adjusted total equity/adjusted assets + securitizations	0.85	0.94	0.87	0.88	0.92
Adjusted total equity plus LLR (specific)/customer loans (gross)	1.39	1.43	1.16	1.06	1.04
Common dividend payout ratio	0	0	48.74	51.71	60.30
ASSET QUALITY (%)					
New loan-loss provisions/average customer loans	0.14	0.04	0.02	0.04	N.A.

**Data as of Sept. 30, 2001. Ratios annualized where appropriate. N.M.–Not meaningful. N.A.–Not available.*

This report was reproduced from Standard & Poor's RatingsDirect, the premier source of real-time, Web-based credit ratings and research from an organization that has been a leader in objective credit analysis for more than 140 years. To preview this dynamic on-line product, visit our RatingsDirect Web site at www.standardandpoors.com/ratingsdirect.

Standard & Poor's.
Setting The Standard.

Standard & Poor's
A Division of The McGraw-Hill Companies GmbH



Moody's Investors Service
Global Credit Research

Hypothekenbank in Essen AG

June 2002

Ratings and Contacts

Category	Moody's Rating
Bank Deposits	A2/P-1
Bank Financial Strength	C
Issuer Rating	A2
Public-sector Pfandbriefe	Aa1
Mortgage Pfandbriefe -Dom Curr	Aa2
Senior Secured MTN -Dom Curr	Aa1
Senior Unsecured	A2
Subordinate -Dom Curr	A3
Bkd Commercial Paper -Dom Curr	P-1
Other Short Term -Dom Curr	P-1

Analyst	Phone
Otto Dichtl/London	44.20.7772.5454
Michael Dawson-Kropf/London	
Samuel S. Theodore/London	

Rating History — Long-term Bank Deposits


Aa2
Aa3
A1
A2
6/95
6/96
6/97
6/98
6/99
6/00
6/01
6/02

Operating Statistics

Hypothekenbank in Essen AG (UNCONSOLIDATED)

	[1]2001	2000	1999	1998	1997	Average
Net income - group share (EUR bn)	0.07	0.07	0.06	0.05	0.04	0.06
Recurring earning power[2]	0.24	0.25	0.30	0.33	0.35	0.29
Net interest margin	0.29	0.30	0.34	0.38	0.42	0.35
Cost / income ratio	17.60	14.99	13.48	11.93	15.39	14.68
Return on average assets	0.11	0.12	0.13	0.13	0.13	0.12
Return on equity (period end)	13.05	15.66	14.27	14.03	12.43	13.89
Risk provisions % preprovision income	31.80	31.76	21.06	23.35	30.98	27.79

[1] For the 12 months ended Dec. 31. [2] Preprovision income % average assets.

Balance Sheet Statistics

Hypothekenbank in Essen AG (UNCONSOLIDATED)

	[1]2001	2000	1999	1998	1997	[2]Avg/ CAGR
Total assets (EUR bn)	69.6	58.8	55.9	45.6	35.5	18.3
Total assets (USD bn)	61.6	55.3	56.1	53.2	38.7	—
Shareholders equity (EUR bn)	0.6	0.4	0.5	0.4	0.3	15.5
Average net loans % average assets	41.6	47.9	54.3	59.6	59.3	52.5
Average net loans % average deposits	—	—	—	—	—	—
Problem loans % net loans	—	—	—	—	—	—
Loan loss reserves % net loans	—	—	—	—	—	—
Tier 1 ratio (%)	7.70	9.00	11.80	9.60	8.60	9.34

[1] As of Dec. 31. [2] Compound Annual Growth Rate for total assets and equity.

Opinion

Rating Rationale

Hypothekenbank in Essen AG's (EssenHyp) debt and deposit ratings are driven by the mortgage bank's 51% ownership by Commerzbank (CB) - providing explicit support in the form of a Patronatserklärung (letter of comfort).

Recently the bank's mortgage lending activities have been stepped up considerably, including the funding of domestic residential mortgage business generated by CB's branch network. Otherwise, the bank's rapid asset growth has been achieved almost exclusively through domestic public sector lending. In Moody's opinion, EssenHyp's franchise value is limited, due to its strong reliance on lending that is sourced from the secondary markets. The bank's renewed interest in mortgage lending adds an element of credit risk, but also has the longer-term potential to diversify its revenues.

EssenHyp's financial fundamentals are sound. The bank exercises strict cost control, allowing it to be an extremely low cost producer. Its not insignificant interest positions are managed within the parent bank's market risk limits and favorable interest rate positions have been locked-in, thereby enhancing future profitability.

Rating Outlook - Stable

The outlook for the bank's long-term debt and deposit ratings, including its Pfandbrief ratings, is stable, in line with the CB group.

The C financial strength rating recognises a degree of financial flexibility available to EssenHyp (stemming from operating and unrealised reserves) in the event of unforeseen interest rate developments. We are cautious about the bank's efforts to play a more active role in joining large syndicated CRE financings.

Recent Results

The bank's operating results for the year 2001 increased by 9.7% to €108.1mn, with provisions for possible loan losses amounting to € 47.9 mn. General operating expenses increased slightly to€23.6mn.

Coupon	Type of Debt	Maturity	Moody's Rating
Hypothekenbank in Essen AG			
—	Issuer Rating	—	A2
—	Euro Debt Issuance Program	—	A3
—	Euro Debt Issuance Program	—	A3
—	Euro Debt Issuance Program	—	Aa1
—	Euro Debt Issuance Program	—	Aa1
—	Euro Debt Issuance Program	—	A2
—	Euro Debt Issuance Program	—	A2
5.390%	Mortgage Pfandbriefe	2011	Aa2
6.000%	Mortgage Pfandbriefe	2010	Aa2
5.700%	Mortgage Pfandbriefe	2010	Aa2
6.000%	Mortgage Pfandbriefe	2010	Aa2
3.250%	Mortgage Pfandbriefe	2007	Aa2
5.500%	Mortgage Pfandbriefe	2007	Aa2
5.375%	Mortgage Pfandbriefe	2006	Aa2
5.250%	Mortgage Pfandbriefe	2005	Aa2
3.000%	Mortgage Pfandbriefe	2005	Aa2
5.250%	Mortgage Pfandbriefe	2004	Aa2
4.500%	Mortgage Pfandbriefe	2004	Aa2
4.875%	Mortgage Pfandbriefe	2003	Aa2
4.500%	Mortgage Pfandbriefe	2002	Aa2
—	Public Sector Pfandbriefe	2032	Aa1
5.250%	Public Sector Pfandbriefe	2011	Aa1
—	Public Sector Pfandbriefe	2010	Aa1
—	Public Sector Pfandbriefe	2010	Aa1
4.500%	Public Sector Pfandbriefe	2009	Aa1
4.250%	Public Sector Pfandbriefe	2009	Aa1
4.350%	Public Sector Pfandbriefe	2009	Aa1
4.300%	Public Sector Pfandbriefe	2009	Aa1
4.450%	Public Sector Pfandbriefe	2009	Aa1
4.000%	Public Sector Pfandbriefe	2009	Aa1
4.500%	Public Sector Pfandbriefe	2009	Aa1
4.750%	Public Sector Pfandbriefe	2008	Aa1
5.250%	Public Sector Pfandbriefe	2008	Aa1
5.000%	Public Sector Pfandbriefe	2007	Aa1
5.500%	Public Sector Pfandbriefe	2007	Aa1
4.750%	Public Sector Pfandbriefe	2006	Aa1
4.750%	Public Sector Pfandbriefe	2006	Aa1
3.500%	Public Sector Pfandbriefe	2006	Aa1

(Continued on page 7)

Author	Editor	Senior Associate	Senior Production Associate
Otto Dichtl	*Nancy Reynolds*	*Bogdan Woronowicz*	*Cassina Brooks*

Key Rating Factors

- Commerzbank's ownership and support
- Interest rate positions, which now benefit from some economic cushion, could become more volatile
- Growing mortgage lending business, which could diversify earnings, could also create risk
- Sound financial fundamentals, supported by strict cost control

COMMERZBANK'S OWNERSHIP AND SUPPORT

Hypothekenbank in Essen AG's (EssenHyp) A2/Prime-1 debt and deposit ratings are based on the mortgage bank's 51% ownership by Commerzbank AG (rated A1/Prime-1/B-).

Commerzbank provides EssenHyp with explicit support in the form of a Patronatserklärung (letter of comfort). In addition, EssenHyp is consolidated in the accounts, risk management systems, and reporting lines of the Commerzbank group because of its majority ownership.

INTEREST RATE POSITIONS BENEFIT FROM SOME ECONOMIC CUSHION BUT COULD BECOME MORE VOLATILE

EssenHyp's is primarily engaged in secondary market lending to the public sector, a business characterised by interest rate positioning, a large (but low-risk-weighted) asset book, and low operating costs.

EssenHyp's not insignificant interest positions are managed within Commerzbank's market risk limits, as well as internal stop loss limits. Favourable past interest rate positions have been locked-in, thereby providing some economic cushion and stability for this potentially more volatile activity.

As a result of the broadening scope of the German mortgage bank act, the more challenging interest environment, and the increased scrutiny of the BAFin (the German bank supervisor), the bank is focusing more on public sector business, which provides a genuine lending margin. However, we believe it may be challenged to generate significant volumes of such business.

GROWING MORTGAGE LENDING BUSINESS COULD DIVERSIFY EARNINGS BUT ALSO ADD RISK

Recently the bank's mortgage lending activities have been stepped up considerably. Business volumes, similar to its public sector lending, are mostly generated via the domestic as well as international secondary markets, including the funding of some domestic residential mortgage business generated by Commerzbank's branch network.

In our opinion, EssenHyp's franchise value is more limited, due to its heavy reliance on the secondary markets. The bank's renewed interest in mortgage lending has the longer-term potential to stabilise and diversify its economic returns, but could also add an element of credit risk. The bank's efforts to play a more active role in joining large syndicated CRE financings could create risk.

SOUND FINANCIAL FUNDAMENTALS BASED ON STRICT COST CONTROL

EssenHyp's financial fundamentals are sound. Profitability is acceptable, and compares well with German peers. The bank exercises strict cost control, which allows it to be an extremely low cost producer.

Liquidity is aided by a large amount of liquid assets on EssenHyp's balance sheet, as well as by a committed line from its majority shareholder Commerzbank AG.

Economic capitalisation is adequate, while regulatory capital ratios are set to decline as a result of the bank's growing real estate loan portfolio.

WHAT COULD CAUSE A RATING CHANGE/ACTION

- Any change in the level of Commerzbank's ownership and/or commitment would likely be a rating event for EssenHyp.
- The incidence of higher credit risks in the bank's mortgage lending activities could pressure the financial strength rating
- A significant change in the bank's economic position resulting from its interest rate position could have an impact on its financial strength rating, which, nevertheless, due to the economic cushion currently available, carries a stable outlook.

Bank Profile

Hypothekenbank in Essen AG
Gildehofstr. 1
D-45127 Essen
Phone: +49-201-8135 0
www.essenhyp.com

Hypothekenbank in Essen AG, founded in 1986, is a mortgage bank operating under the guidelines of the German Mortgage Bank Act (Hypothekenbankgesetz, HBG). As such, its activities are restricted to public sector lending and mortgage lending.[1]

Ownership:	
Commerzbank AG	51.00 %
Helvetic Grundbesitz Verwaltung GmbH	21.46 %
Dr. Wolfgang Schuppli	13.95 %
Ms. Berta Schuppli	13.59 %

The bank is headquartered in Essen, Germany, and has four additional lending offices, as well as one representative office, throughout Germany. To further its international expansion, the bank operates representative offices in London and Brussels, in addition to offices in New York and Tokyo. At year-end 2001, its employees numbered 141.

EssenHyp's public sector lending recorded extremely strong growth in recent years, driven by the then prevailing favourable interest rate environment. EssenHyp is one of the largest public sector lenders in Germany and among the largest private sector issuers of securities worldwide. Total public sector loans (including securities bought) at 31 December 2001 stood at €61 billion.

Total mortgage loans outstanding at 31 December 2001 stood at €3 billion. EssenHyp follows the guidelines of the HBG when providing mortgage loans. The bank aims to increase its international exposures significantly over the coming years.

The main funding source for EssenHyp's activities is mortgage and public sector Pfandbriefe. The credit characteristics of Pfandbriefe are directly linked to the creditworthiness of EssenHyp itself, but the ratings are higher than long-term deposit ratings because of the comparatively greater predictability of timely debt servicing and smaller potential loss-severity in the event of a default.

[1] *For more details on German mortgage banks and Moody's rating approach for Pfandbriefe please see Moody's special comment "Germany's Pfandbrief-Issuing Mortgage Banks: Restructuring, Consolidation And Changing Business Models Are Re-Defining The System", April 2001.*

Hypothekenbank in Essen AG

	12/31/2001	12/31/2000	12/31/1999	12/31/1998	12/31/1997
Summary Balance Sheet (EUR million)					
Cash & central bank	200	119	468	4	1
Due from banks	15,462	14,514	14,633	12,093	9,967
Securities	25,803	16,781	11,154	6,257	3,006
Net loans	27,084	26,269	28,609	26,495	21,808
Loan loss reserves (LLR)	—	—	—	—	—
Insurance assets	0	0	0	0	0
Fixed assets	28	34	36	41	34
Other assets	976	1,053	1,005	708	655
Total assets	69,553	58,771	55,905	45,597	35,471
Total assets (USD million) [1]	61,610	55,339	56,136	53,210	38,731
Demand deposits	7	5	6	6	3
Savings deposits [2]	357	119	110	110	107
Due to banks	6,077	5,167	2,207	1,242	1,060
Market funds	61,566	52,166	52,415	43,285	33,539
Insurance liabilities	0	0	0	0	0
Other liabilities	416	389	226	200	166
Total liabilities	68,422	57,846	54,964	44,843	34,875
Subordinated debt	298	244	244	189	156
Shareholders' equity	554	426	454	377	311
Total capital funds	1,131	925	941	753	596
Total liabilities & capital funds	69,553	58,771	55,905	45,597	35,471
Derivatives - notional amount	134,929	96,433	97,225	54,480	—
Derivatives - replacement value	1,152	642	713	1,304	—
Contingent Liabilities	825	823	1,241	998	155
Risk weighted assets (RWA)	—	—	—	—	—
Assets under management (EUR million) [3]	—	—	—	—	—
Number of employees	133	130	124	111	109
Summary Income Statement					
+Interest income	3,146	2,826	5,479	4,030	2,429
-Interest expense	2,992	2,671	5,316	3,888	2,315
=Net interest income	154	155	163	142	114
+Trading income	0	0	0	0	0
+Fee and commission income	-12	-6	-4	-3	-2
+Insurance income (net)	0	0	0	0	0
+Other operating income	41	19	14	14	15
=Operating income	183	167	174	154	127
-Personnel expenses	11	10	9	8	8
-Other operating expenses	18	12	11	9	9
= Operating funds flow	154	146	154	137	109
-Amortisation/depreciation	3	4	3	2	2
(Total operating expenses)	32	25	23	18	20
=Preprovision income (PPI)	151	142	151	136	108
-Risk provisions	48	45	32	32	33
+Other non operating adjustments [4]	5	1	1	2	2
+Extraordinary profit / loss	0	0	0	0	0
=Pretax income	108	98	120	106	76
-Taxes	36	32	55	53	37
=Net income	72	67	65	53	39
-Minority interests	0	0	0	0	0
=Net income (group share)	72	67	65	53	39
Growth Rates (%)					
Net loans	3.10	-8.18	7.98	21.49	52.59
Total assets	18.35	5.13	22.61	28.55	39.69
Customer deposits (demand and savings)	193.23	6.59	0.48	4.69	108.39
Net interest income	-0.51	-5.20	14.65	24.66	20.29
Fee and commission income	—	—	—	—	—
Operating expenses	28.31	6.93	27.73	-6.05	10.90
Preprovision income	5.94	-5.53	11.05	26.17	28.64
Net Income	8.32	2.94	22.43	36.97	43.32

Hypothekenbank in Essen AG

	12/31/2001	12/31/2000	12/31/1999	12/31/1998	12/31/1997
Income Statement in % Average Risk Weighted Assets					
Net interest income	—	—	—	—	—
Trading income	—	—	—	—	—
Fee and commission income	—	—	—	—	—
Insurance income	—	—	—	—	—
Operating income	—	—	—	—	—
Operating expenses	—	—	—	—	—
Preprovision income	—	—	—	—	—
Risk provisions	—	—	—	—	—
Extraordinary profit	—	—	—	—	—
Net income	—	—	—	—	—
Liquidity, Funding (including sub debt) & Balance Sheet Composition					
Avg. liquid assets % avg. total assets	56.79	50.29	43.95	38.64	39.21
Avg. net loans % avg. total assets	41.58	47.85	54.29	59.58	59.31
Avg. customer deposits % avg. total funding	0.39	0.21	0.23	0.28	0.27
Avg. interbank funds % avg. total funding	8.92	6.54	3.46	2.89	2.42
Avg. market funds (excl. interbank) % avg. total funding	90.26	92.81	95.88	96.40	96.83
Avg. sub debt % total funding	0.43	0.43	0.43	0.43	0.48
Avg. liquid assets % avg. customer deposits	—	—	—	—	—
Avg. net loans % avg. customer deposits	—	—	—	—	—
Avg. market funds reliance [5]	77.06	86.16	93.54	94.21	94.32
Avg. RWA % avg. total assets	—	—	—	—	—
Breakdown of Operating Income in %					
Net interest income % operating income	84.14	92.44	93.75	92.43	89.87
Trading income % operating income	-0.03	0.00	0.00	0.00	0.00
Fee and commission income % operating income	-6.44	-3.84	-2.07	-1.79	-1.63
Insurance income % operating income	0.00	0.00	0.00	0.00	0.00
Other operating income % operating income	22.33	11.40	8.32	9.36	11.76
Profitability					
Yield on avg. earning assets (%)	5.04	5.07	11.06	10.14	8.14
Cost of interest bearing liabilities (%)	4.75	4.74	10.65	9.76	7.74
Net interest margin (%)	0.29	0.30	0.34	0.38	0.42
Recurring earning power (PPI % avg. assets)	0.24	0.25	0.30	0.33	0.35
Risk-weighted recurring earning power (PPI % avg. RWA)	—	—	—	—	—
Return on average assets (%)	0.11	0.12	0.13	0.13	0.13
Return on avg. RWA (%)	—	—	—	—	—
Return on equity (period end) (%)	13.05	15.66	14.27	14.03	12.43
Net interest income coverage of risk provisions	3.21	3.42	5.14	4.49	3.43
Risk provisions % preprovision income	31.80	31.76	21.06	23.35	30.98
Internal capital growth (%)	-30.29	-24.00	8.81	8.22	5.79
Dividend payout ratio (%)	278.53	263.33	48.73	51.71	60.32
Efficiency					
Cost/income ratio (operating expenses % operating income)	17.60	14.99	13.48	11.93	15.39
Operating expenses % average assets	0.05	0.04	0.05	0.05	0.06
Operating income / employee (EUR thousand)	1,376.21	1,288.25	1,404.67	1,388.19	1,166.24
Operating expenses / employee (EUR thousand)	242.19	193.10	189.32	165.58	179.48
PPI / employee (EUR thousand)	1,134.02	1,095.14	1,215.35	1,222.61	986.77
Total assets / employee (EUR million)	522.96	452.09	450.85	410.78	325.42
Asset Quality and Risk Measurement					
Problem loans % net loans	—	—	—	—	—
LLR % problem loans	—	—	—	—	—
LLR % net loans	—	—	—	—	—
Risk provisions % net loans	0.18	0.17	0.11	0.12	0.15
Problem loans % (shareholders' equity + LLR)	—	—	—	—	—
Replacement value % shareholder's equity	208.06	150.69	157.10	345.47	—
Capital Adequacy (Period End)					
Tier 1 ratio (%)	7.70	9.00	11.80	9.60	8.60
Total capital ratio (%)	13.50	17.90	23.60	19.10	16.40
Shareholders' equity % total assets	0.80	0.72	0.81	0.83	0.88
Equity participations % shareholders' equity	0.20	1.58	1.46	1.75	1.63

[1] USD figure uses the historical exchange rate against the EUR (against the DEM prior to 1999).

[2] Full disclosure may not be available for all years. The amount is then included in "demand deposits".

[3] As reported by the bank.

[4] This may include value adjustments of securities.

[5] Avg. [(market funds-liquid assets) % (earning assets-liquid assets)]

(Continued from page 2)

Coupon	Type of Debt	Maturity	Moody's Rating
Hypothekenbank in Essen AG (cont'd)			
4.250%	Public Sector Pfandbriefe	2006	Aa1
4.250%	Public Sector Pfandbriefe	2005	Aa1
4.500%	Public Sector Pfandbriefe	2005	Aa1
3.400%	Public Sector Pfandbriefe	2005	Aa1
5.250%	Public Sector Pfandbriefe	2005	Aa1
5.250%	Public Sector Pfandbriefe	2005	Aa1
3.250%	Public Sector Pfandbriefe	2005	Aa1
3.750%	Public Sector Pfandbriefe	2004	Aa1
4.500%	Public Sector Pfandbriefe	2004	Aa1
5.000%	Public Sector Pfandbriefe	2004	Aa1
3.500%	Public Sector Pfandbriefe	2004	Aa1
6.000%	Public Sector Pfandbriefe	2004	Aa1
4.000%	Public Sector Pfandbriefe	2004	Aa1
4.800%	Public Sector Pfandbriefe	2004	Aa1
3.250%	Public Sector Pfandbriefe	2004	Aa1
—	Public Sector Pfandbriefe	2004	Aa1
4.500%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
3.100%	Public Sector Pfandbriefe	2003	Aa1
2.650%	Public Sector Pfandbriefe	2003	Aa1
3.750%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
4.000%	Public Sector Pfandbriefe	2003	Aa1
4.500%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
3.000%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
5.625%	Public Sector Pfandbriefe	2003	Aa1
2.750%	Public Sector Pfandbriefe	2002	Aa1
1.980%	Public Sector Pfandbriefe	2002	Aa1
3.500%	Public Sector Pfandbriefe	2002	Aa1
3.500%	Public Sector Pfandbriefe	2002	Aa1
5.000%	Public Sector Pfandbriefe	2002	Aa1
6.525%	Sub. Euro Medium Term Notes	2021	A3
—	Sub. Flt. Rt. German Notes	2009	A3
—	Flt Rt Euro Medium Term Notes	2003	A2
3.950%	German Bonds	2003	A2
5.715%	Euro Medium Term Notes	2002	A2
—	Commercial Paper	—	P-1
—	Bank Financial Strength Rating	—	C
—	Long-Term Bank Deposit Rating	—	A2
—	Short-Term Bank Deposit Rating	—	P-1

To order reprints of this report (100 copies minimum), please call 1.212.553.1658.
Report Number: 75112

Germany

Hypothekenbank in Essen

Ratings

Hypothekenbank in Essen
Foreign Currency

Long-term	A-
Short-term	F2
Outlook	Stable
Individual	B/C
Support	3

Sovereign Risk

Foreign Long-term	AAA

Hypothekenbank in Essen Public Sector Pfandbriefe
Foreign Currency

Long-term	AAA

Financial Data

Hypothekenbank in Essen

	12/31/2001	12/31/2000
Total Assets [USD mln]	60659.5	54666.8
Total Assets [EUR mln]	68830.3	58749.9
Equity [EUR mln]	553.9	553.8
Op. Profit [EUR mln]	107.9	98.3
Net Income [EUR mln]	72.3	66.7
Op. Profit/Assets [%]	0.17	0.17
ROE [%]	13.05	12.83
Tier 1 Ratio [%]	7.70	9.00

Analysts

Christian Scarafia, Milan
+39 02 87 90 87 212
christian.scarafia@fitchratings.com

Andrea Schulz, Frankfurt
+49 69 7680 7618
andrea.schulz@fitchratings.com

Rating Rationale

Assessment

- Hypothekenbank in Essen's (EssenHyp's) ratings reflect its low credit risk profile, acceptable market risk exposure, very favourable cost structure and adequate profitability. They also take into account the declining ability of EssenHyp's main parent, Commerzbank, to inject additional capital if required, the potential impact of deteriorating market sentiment towards German banks, gradually increasing credit risk and some concern over the level of capital.
- The bank has shown consistent and, by German standards, high ROE in spite of its low net interest margin, and has continued to generate respectable results in difficult conditions in 2002. Having focused on public sector lending, it is organised accordingly and has been able to keep costs down. It is one of the premier issuers in the Jumbo Pfandbrief market.
- The bank is increasing new business on the mortgage loan side, which it generates through intermediaries, limiting branch and sales force expenses
- EssenHyp has not been involved in the recent mergers among German mortgage banks, and management does not see the formation of larger competitors as a threat to its profitability, as it intends to maintain costs at the leanest level of any mortgage bank, thus still being able to counteract any challenge these banks could present from economies of scale.
- Credit risk is moderate as its public sector lending currently carries very low risk and mortgage lending is limited. However, moves into new foreign markets on the public sector side and the expansion of mortgage lending will gradually alter the bank's credit risk profile, although they will bring better revenue diversification.
- EssenHyp is exposed to considerable structural market risk in its balance sheet as it carries out controlled gapping in order to improve profitability from public sector assets. However, Fitch considers the bank's ability to manage its exposure to interest rate risk, based on sophisticated systems and a series of limits, to be strong.
- Driven by growth in risk-weighted assets, EssenHyp's Tier 1 ratio continued to deteriorate during 2002 and stood at 6.8% at end-August 2002. Given that this ratio does not factor in any capital allocation for market risk in the banking book, Fitch considers capitalisation to be tight. However, in Fitch's view the bank's owners would inject capital, should the need arise. The Tier 1 ratio benefits from the 0% and 20% risk weightings of public sector assets, while equity/assets is below 1%.

Support

- EssenHyp is 51% owned by Commerzbank AG, with the remaining shares held by members of the Schuppli family (Mr Schuppli is the founder of the bank). EssenHyp has no formal guarantee from Commerzbank, but benefits from a declaration of backing (Patronatserklarung). In our opinion Commerzbank would support EssenHyp should this ever be necessary.

Background

- EssenHyp is subject to the restrictions of the German Mortgage Bank Law (Hypothekenbankgesetz) but is unique among German mortgage banks in that it has concentrated on public sector lending from its inception. It has, however, started to grow its mortgage business by co-operation with Commerzbank, and participation in syndicated deals.
- Predominantly operating in Germany, the bank has started to expand internationally, and this will gain momentum now that the Mortgage Bank Law enables mortgage banks to increase their international business, mainly in the US, Canada and Japan, although EssenHyp has no exposure to the latter.

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for the United States 2002/2003

Economic Growth

No doom and gloom - it's full steam ahead!

Once again, the U.S. economy did better than was forecasted by economists of investment banks and research institutes. According to the December 2001 Bloomberg economic survey, the U.S. GDP was projected to contract by 1.4% in the fourth quarter of 2001 and by 0.1% in the first quarter of 2002 (annualized rates). In fact, however, the U.S. economy grew by 1.7% and 6.1% in the two quarters referred to above. In light of this better-than-expected economic news, the investment banks and research institutes surveyed by the British company "Consensus Forecasts" were bound to revise upwards their growth forecast for the year 2002 as a whole from 0.7% in November 2001 to 2.7% in June 2002. At the same time, warnings that the economy might head for a double dip, in the headlines for months, have become less frequent in recent times [1]. Nevertheless, capital and money market participants still seem to doubt the sustainability of the present economic recovery. What other explanation could there be for the U.S. stock market malaise, falling bond market yields and the downward pressure on the dollar's external value? Bruce Steinberg, Chief Economist at Merrill Lynch hit the nail on the head when describing the situation: "The economy and the financial markets remain in parallel universes."

According to some capital market players the fact that the 2001 recession was comparatively mild necessarily implies a restrained recovery of the U.S. economy. In contrast to this, however, an analysis by two economists from the Federal Reserve Bank of St. Louis came to the conclusion that there is no significant correlation between the severity of a recession and the strength of the subsequent economic recovery [2]. The average GDP growth rate during an economic upturn - this being defined as the four consecutive quarters after the economy has bottomed out - hit as much as 7.5% after Word War II [3]. Against this background, even the growth forecast of Merrill Lynch, currently the most optimistic U.S. investment bank, which expects economic activity to move up by 4% in each of the three coming quarters [4], has to be regarded as moderate.

Other pessimists evoke a credit crunch scenario, referring to the allegedly high debt levels of U.S. companies and consumers. However interest payments from non-financial U.S. companies (measured by their cash flow) stayed slightly below the long-term average at the beginning of this year. In contrast to this, the consumers' interest burden has indeed reached a historic peak. During the first quarter of 2002 debt service payments for consumer and mortgage loans stood at 14.1% of the disposable personal income - thus nearly hitting the record level seen in the last quarter of 1986. However, at that time this did not at all hamper the consumers' spending spree. In the two subsequent years, i.e. 1987 and 1988, private consumption grew by 3.0% and 4.3% respectively. Besides, in its July 2001 Monthly Bulletin the Federal Reserve mentioned two further reasons, which put the consumer debt levels into perspective [5]. Firstly, the percentage of families who own their home increased from 63.9% at the beginning of 1991 to 67.5% at the beginning of 2001. Thus, rent payments were basically converted into the repayment of home mortgages. Furthermore, the increased use of credit cards for transaction purposes automatically entails higher average debt levels, even if credit card balances are fully settled when due. Furthermore, economic pessimists often disregard the fact that the consumers' net assets continue to exceed their personal disposable income by five times, despite the dismal stock market situation. This is not least due to the sharp advance in home prices. The fact that a worrying increase of delinquency rates on consumer loans at U.S. commercial banks is not observable further corroborates our argumentation.

Indeed, at 2.7% in the first quarter of 2002, the percentage of delinquent loans in the total loan volume was historically low. In the light of the brightening economic prospects, the reluctance of commercial banks to grant new loans, and corporate loans in particular, has started to ebb away. In addition to this, the fact that the yield spread between corporate bonds with a BAA rating and long-term government bonds has basically remained unchanged for two years indicates that U.S. companies do not meet with major obstacles when tapping the capital markets, with the exception of the Commercial Paper market. And, last but not least, the anticipated sharp rise in corporate profits will leave more scope for an internal funding of corporate investment. Consequently the question why the alleged over-indebtedness in the United States might cause a credit crunch in an economic recovery of all scenarios remains unanswered. And, even more, when looking at the data on private household debt levels in the G7 countries, which were published by the OECD, this credit crunch would sooner materialize in Germany than in the United States. [6]

Against this background, we continue to believe that economic recovery is under way. Our optimistic stance is buttressed by the following arguments:

- First of all, the rebound in inventory investment has to be mentioned. In the first quarter of 2002, inventory investment contributed more than three percentage points to U.S. GDP growth, while it had weighed on the GDP growth rate during the six preceding quarters. In 2001, inventory liquidations had reduced GDP growth by 1.2 percentage points. So now the opposite effect can be expected, with restocking bolstering economic growth during several quarters as from 2002. Contrary to the forecasts by the double dippers there is no reason to fear that the U.S. economy might slide back into recession after the completion of these inventory adjustments. Production for restocking purposes generates income, which in turn will create additional potential for final domestic demand. When looking at post-World War II developments, a renewed GDP contraction resulting from a lack in final demand materialized only ever once, i.e. during the 1973-75 recession. Given that the total number of complete recessions during this period came to nine, the double dip scenario is an exception rather than the rule.

- There will be a sharp increase in public spending as the U.S. government plans to significantly raise defense expenditures.

- The reduction of personal income tax, a prolongation of the entitlement to unemployment benefits, higher tax refunds, low interest rates on consumer loans, falling energy prices and rising home prices provide a powerful stimulus to private consumption. These factors have assisted in moving consumer spending up by an annualized rate of 3.3% in the first quarter of 2002, even though auto sales saw a decline. Over the coming quarters, private consumption will be bolstered by an increase in the total volume of wage payments. Higher employment levels will more than compensate the decelerating growth rate of wages per hour. Another argument in favor of robust consumer spending is the fact that real estate markets continue to prosper thanks to low mortgage loan rates. This, in turn, is set to stimulate demand for housing-related items.

- Exports will benefit from brightening global economic prospects and the weaker U.S. dollar.

- Corporate investment, which has often been considered as the problem child of the U.S. upturn, is set to regain momentum in the coming quarters. First of all, investment in information technology soared by an annualized rate of 8.6% as early as in the first quarter of this year. The overall decline in private fixed investment was mostly due to sluggish investment in structures -a segment which tends to lag behind the economic cycle. Secondly, in view of the short depreciation periods, the double-digit increase in investment in equipment and software in 1998 and 1999 gives reason to expect that the equipment bought at that time will be replaced in the course of this and the next year. Furthermore, in the wake of the slump in investment activity in 2001, the share of investment in equipment and software in the overall GDP has been on the decline and currently stands at the level of year-end 1998. It can thus be assumed that most of the investment bubble has vanished by now. Thirdly, the positive development of corporate profits, which we regard by far as the most important determinant for investment-decisions, will even further fuel investment activity. NIPA profits after tax exceeded the previous year's level by as much as 11% in the first quarter of this year. Thanks to the impressive increase in labor productivity during the last two quarters and a less pronounced increase in wages per hour, U.S. companies succeeded in bringing down unit labor costs [7]. This leads to a widening of profit margins even in an environment that is characterized by price stability. Unit labor costs are set to drop even further, given that the acceleration in productivity, partially cyclical, will continue in the coming quarters, and that the dismal labor market situation in 2001 will have retarding effects on this year's wage development. As a result profit margins will widen even further. Combined with the cyclical move-up in sales this development will translate into soaring corporate profits.

Taking all these factors into account, we expect the U.S. economy to grow by 2.9% in 2002 and 3.9% in 2003.

Development of Consumer Prices

Inflation risks are not in sight

Due to falling energy prices the year-on-year growth rate of the consumer price index fell from 3.7% at the beginning of the year to a low of 1.1% in February 2002. In May, inflation stood at 1.2%. Core inflation hovered around 2.6% in the period under review and came to 2.5% in May.

We forecast that the year-on-year change rate of the consumer price index will exceed the 2% mark due to base effects in the final quarter of this year. However, inflation is again expected to fall below this mark in 2003. Historical developments corroborate this forecast: after World War II inflation has always decelerated after a recession (except from the 1949 contraction). The economic reason for this phenomenon is the fact that during an economic upturn, labor productivity gains momentum for cyclical reasons, which, in turn, brings down unit labor costs. We do not see any reason why the current inflation development should deviate from this historical pattern, given the substantial under-utilization of capacities in the industrial sector and the economy as a whole, and the fact that unit labor costs were on the decline for the second quarter in succession. According to economic surveys by several research institutes in the United States, U.S. companies have been reporting higher input costs for several months. However, from our point of view, these price increase at the early stages of the production chain point to an economic recovery rather than to inflation risks. In 1994 a much sharper increase in prices at the early stages of the production chain did not result in any significant upward pressures on consumer prices. In its most recent Beige Book, the Federal Reserve comes to a similar conclusion: "New York and Dallas reported that manufacturers generally were not able to pass along higher input costs." [8]

Key Interest Rates

No interest rate hikes before November 2002

After its latest meeting on June 26, 2002 the Federal Reserve Open Market Committee (FOMC) announced that it considered the risks to achieving its long-term objectives, i.e. sustainable economic growth and price stability, as being balanced. Against the background of the ailing U.S. stock markets, which mirror the wide spread uncertainty, the FOMC is expected to maintain its neutral stance at its forthcoming meeting in August 2002, despite the clear signs of an economic upturn. The fact that there are no inflation risks at the consumer price level makes the decision to postpone the return to a tighter monetary policy all the easier. We expect that the Fed will allude to forthcoming interest rate hikes after the September FOMC meeting by indicating its "bias to tighten". These interest rate hikes will then be effected in November 2002. The main argument for raising key interest rates in autumn 2002 is the fact that, at a federal funds target rate of no more than 1.75%, U.S. monetary policy is extremely accommodative. In real terms, key interest rates stand between +0.75% and -0.75%, depending on the parameters applied in the calculation. The current level of real interest rates thus provides a powerful monetary stimulus to the U.S. economy whose potential growth comes to around 3.5% per year according to our estimates. Furthermore, the ISM Manufacturing and Non-Manufacturing Indices, to which the Federal Reserve attaches particular importance, showed that the U.S. economy turned onto a clearly expansionary path in May. Nevertheless, according to the minutes of the March FOMC meeting, the Federal Reserve has, in view of the current economic situation, decided to continue to keep a close eye on corporate investment: "Once the ongoing inventory correction was completed, however, it was not clear to what extent final demand in key sectors of the economy, notably business capital investment, would provide support for further economic growth." [9] However, as we expect a rebound in investment activity - and this can already be seen from the development of orders for capital goods (without defense) - the concerns of the FOMC with regard to corporate investment are set to dwindle in the coming months.

Despite our positive growth scenario, we do not expect the output gap to be closed before year-end 2003. As a result, immediate inflation risks are not in sight, which enables the Federal Reserve to implement interest rate hikes in small steps. Against this background, we forecast that the federal funds target rate will attain 2.25% at year-end 2002 and 4.25% at year-end 2003. Despite this forecasted massive monetary tightening, the Federal Reserve is still set to pursue a slightly expansionary monetary policy at year-end 2003.

Bond Market Trends

Sustainable economic recovery - yields will hit 6.0% in spring 2003

The flood of positive economic news at first, not surprisingly, fuelled the development of long-term government bond yields. Yields for 10-year U.S. Treasury notes increased from 4.1% at the beginning of November 2001 to more than 5.4% in the second half of March 2002. Since then, however, yields have been on the decline. At the end of June 2002, effective yields for 10-year government bonds dropped below 4.8%. The U.S. bond markets benefited from the persistent Wall Street malaise and economic crises in a number of emerging market countries. The sentiment amongst stock market participants was hurt by a number of factors. First of all, as a result of the Enron and WorldCom disasters, investors have become increasingly concerned about the reliability of the accounting and reporting practices of U.S. companies. Secondly, the objectivity of analysts was under fire after it has been revealed that an important U.S. investment bank had issued certain buy recommendations to serve its own interests. Thirdly, in view of the geopolitical tensions there is a threat of military action, which could result in soaring crude oil prices. And finally, a number of capital market players still seem to be concerned that the economy will return onto a downward path - or even slide back into recession - once the stimulus from inventory restocking has tapered off.

However, the uncertainty which currently dominates the markets and which is partly mirrored in the sharp increase in gold prices, is set to dwindle once the forecasted economic recovery continues to gain ground. With an interest rate hike by the Federal Reserve, which we expect for November 2002, the economic upturn will be "officially acknowledged". As a result, the trailing price/earnings ratios of U.S. stocks will be brought back to a more reasonable level as soon as the companies that are listed in the S&P 500 Index report the double-digit increase in corporate profits per share, as forecasted by us. Furthermore, during the past 10 years, the annual growth rate of earnings per share on average exceeded the corresponding growth rate of corporate profits after tax in the national income and product accounts by less than one percentage point. This shows that the alleged misrepresentation of the earnings situation of U.S. companies who report their results in accordance with US-GAAP cannot be too significant. We therefore expect that the forecasted recovery of the U.S. stock markets will result in the restructuring of portfolios to the disadvantage of bonds. This development will be pushed by the current real yield for 10-year government bonds, which, at 2.5% [10], is extremely low in a scenario of an economic upturn. In addition to this there is the possibility that worries over inflation, albeit unjustified, might once more grip the markets during the continuing economic upturn. However, unlike in 1994, the upward movement in prices at the early stages of the production chain, as evidenced by several economic surveys, has not yet triggered inflation fears on the capital markets. We therefore expect 10-year U.S. Treasuries to yield 6.0% in spring 2003.

Essen, June 28, 2002
Dirk Chlench, Tel: +49 201 8135-442

1. See: Dirk Chlench, "Don't bet on a double dip in the United States", January/February 2002, http://www.essenhyp.com/investors/heads.cfat.html
2. See: Kevin L. Kliesen and Daniel L. Thornton, "Does a mild recession imply a weak recovery?", April 2002, National Economic Trends, Federal Reserve Bank of St. Louis
3. See: Kevin L. Kliesen, "Full Steam Ahead?", April 2002, The Regional Economist, p. 19, Federal Reserve Bank of St. Louis
4. See: Bruce Steinberg, "Forecast Addendum", 31 May 2002, Merrill Lynch
5. See: Federal Reserve Bulletin, "The U.S. Flow of Funds Accounts and their Uses", July 2001, p. 434f.
6. See: OECD Outlook, Volume 2001/2, No. 70, December, p. 261
7. See VI. Current Developments
8. See: The Beige Book, Summary, June 2002, http://www.federalreserve.gov/FOMC/BeigeBook/2002/20020612/Default.htm
9. See: http://www.federalreserve.gov/fomc/MINUTES/20020319.HTM
10. deflated by the year-on-year change rate of the consumer price index less energy and food

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for the Euro Area 2002/2003

Economic Growth

The economic upturn will lose momentum as early as in 2003

Having overcome the economic slowdown in the final quarter of 2001, economic activity in the euro area started to regain momentum in the first quarter of this year. According to the advance estimate by Eurostat, quarter-on-quarter GDP growth came to 0.2%, which corresponds to a year-on-year growth rate of 0.1%. However, this return onto a growth path exclusively rests on the positive development of net exports. While net exports accounted for 0.7 percentage points of the quarter-on-quarter GDP growth, domestic demand weighed on GDP growth by -0.5 percentage points during the same period.

The results of an economic survey carried out by the European Commission in May, as well as those of the Reuters survey, give reason to assume that GDP growth slightly accelerated in the second quarter of this year. We expect economic recovery to pick up speed in the second half of this year for several reasons:

- During the past year the ECB lowered its minimum bid rate by 1.5% to 3.25%. As monetary policy instruments only become effective with a certain time lag, the full impact of this monetary ease has yet to materialize.
- The wage agreements concluded in certain member states will lead to an accelerated increase in the total volume of wages and salaries in 2002 and 2003.
- The retarding effects of the various exogenous price shocks seen in winter are gradually leveling off.
- In Germany, the third stage of the income tax reform will come into effect in 2003. This will result in lower income tax payments. Furthermore, the newly elected French government has announced the implementation of tax cuts before the end of this year.
- The brightening of the global economic situation is set to bolster export activities. Initially this will more than counterbalance the negative effects of the euro appreciation.

However, as early as in 2003, the economic upturn in the euro area will clearly lose momentum. First of all, the euro appreciation - according to our internal calculations the euro's weighted external value compared to the currencies of the euro area's most important trading partners, i.e. the United States, Japan and the United Kingdom, increased by 10% year-on-year in June 2002 - is set to weigh on net exports. Secondly, Germany and France will be bound to adopt a restrictive fiscal policy in 2003 in order to keep their promise to the European Commission, which is to present an almost balanced national budget in 2004. Germany is already rumored to plan VAT increases of at least two percentage points in 2003. Based on simplistic assumptions, the contractionary effect of a VAT increase by one percentage point equals somewhat more than 0.4% of the German GDP. Thirdly, the ECB interest rate hikes expected by us for the coming months are set to dampen the expansionary stimulus of the ECB's monetary policy.

Taking these aspects into account, we expect the euro area's GDP to grow by 1.0% in 2002. Despite a considerable statistical overhang, GDP growth will come to not more than 2.5% in 2003.

Development of Consumer Prices

ECB will miss inflation target for the fourth year in succession

At 2.0% in May 2002, the annual inflation rate for the euro area came down to the upper limit of the ECB's inflation target. This development, above all, resulted from base effects, given that inflation had reached a 3.3% peak in the same period of the previous year on account of soaring food and energy prices. Since the beginning of this year the year-on-year growth rate of the Harmonised Index of Consumer Prices (HICP) less energy, food, alcohol and tobacco has ranged between 2.4% and 2.6%.

On average, we expect inflation rates not to go below the 2% mark in both this and the next year. First of all the ECB's main concern as to that the past pick-up in inflation, which was driven by exogenous factors, will not taper off, but instead result in increasing inflation expectations, actually seems to materialize. The high wage agreements concluded in Germany in the past weeks can, above all, be explained by the fact that the wage increases agreed in the two preceding years had stayed below the respective inflation rates. In addition to this, the introduction of the euro notes and coins, which went hand in hand with price hikes in the service sector, triggered a substantial increase in the so-called the "perceived" inflation felt by German consumers. As German wage agreements tend to have a signal function, wage increases are expected to accelerate in other member states, too. In the final quarter of 2001, the year-on-year increase in wage payments per worker was already as high as 2.9%. Given that - in contrast to the tremendous development in the United States - the rise in labor productivity nearly came to a standstill in the euro area, the year-on-year growth rate of unit labor costs rocketed by 3.4% in the final quarter of 2001. According to estimates of the German Institute for Economic Research (DIW), the year-on-year growth rate of unit labor costs came to 3.7% in the first quarter of this year. Even though a cyclical acceleration in labor productivity is set to somewhat mitigate wage pressures in the coming quarters, this will not be sufficient to counterbalance the upwards movement. Secondly, the price-lowering effects resulting from the deregulation in the telecommunication and energy sectors are gradually leveling off. In May 2002, prices in the communications sector were just 0.9% lower than in the previous year. Thirdly, the question remains as to whether the frequently mentioned excess capacities in the euro area economy actually exist. Firstly, our approach, which is based upon a time series analysis, reveals that despite the past year's economic cooldown, the actual GDP still exceeded its potential level by 0.5% in the first quarter of this year. Secondly, capacity utilization in the manufacturing sector, which is calculated by the European Commission on the basis of surveys, came to 80.1% in April 2002, i.e. just one percentage point below its long-term average. Against the background of the forecasted recovery of industrial production in the course of this year, goods on stock in the manufacturing sector will soon be used up. Finally, the savings that come from the early stages of the production chain are tapering off, despite the euro appreciation, as raw material prices start to pick up. The producer price index has seen month-on-month increases since the beginning of this year.

Key Interest Rates

Interest rates hikes after the summer break

During its press conference on June 6, 2002, as well as in the editorial of its June 2002 Monthly Bulletin the ECB chose a wording that seems to indicate an interest rate hike for the near future: "Notwithstanding the recent decline in inflation, it was felt that the outlook for price stability in the medium term remained less satisfactory than a few months ago." [1] There are four reasons in favor of such an interest rate hike. Firstly, the ECB makes clear that it is not satisfied with the development of core inflation rates: "Moreover, in the first month of this year HICP inflation excluding the more volatile energy and unprocessed food components has been persistently high, reflecting in particular the developments in services prices." [2] The most recent 2.6% increase of the core inflation rate - the highest year-on-year growth rate for six years - is likely to have strengthened the ECB's bias to hike interest rates even further. Secondly, the 1.9% consensus forecast for inflation in 2003, and the implied inflation premium calculated from French inflation-indexed government bonds, reveal that there is a slight upward trend in inflation expectations in the euro area. The ECB states in its Monthly Bulletin: "(...) the movements in break-even inflation may also suggest that both long-term inflation expectations and inflation uncertainty have increased in the euro area in recent months." [3] Thus, the ECB's repeatedly stressed concerns that the past price increases triggered by various exogenous price shocks might turn into persistent inflation seem to be coming true. Thirdly, the ECB's Governing Council disapproves of the fact that the bigger member states are rather unwilling to balance their national budgets. Fourthly, M3 growth remains at a high level, even though it seems to be declining slightly. Between March and May 2002 the three-month average of the annual M3 growth rate came to 7.5%. As late as in its April Monthly Bulletin the ECB pointed to the fact that a maintenance of these high M3 growth rates could give reason for concern once the economy returns onto an expansionary path. Furthermore, in view of the fact that the growth rate with regard to the granting of loans to the private sector seems to have stabilized, the ECB's past argumentation inevitably demands a tighter monetary policy as the only logical step.

Bond Market Trends

Yield increases will remain moderate due to restrained economic development

During the first quarter of this year, the global economic recovery has led to substantial yield increases on the euro area bond markets. The yields of 10-year German government bonds (Bunds) increased from 4.95% at the beginning of the year to just below 5.3% in March. However, the uncertainty in global politics, combined with doubts as to the sustainability of the worldwide economic recovery, led to "save haven" buyings. Given that these doubts were, above all, mirrored in the developments in the United States, euro area government bonds saw a yield advantage over their U.S. counterparts. In the second half of June, 10-year Bunds bond yields again fell below the 5% mark.

With the forecasted yield increases on the other side of the Atlantic, yield trends on the European bond markets are clear. Furthermore, the expected ECB interest rate hikes are set to weigh on the domestic bond markets. The current yield disadvantage of U.S. Treasuries compared to their European counterparts will transform into a yield advantage in the course of the forecast period. Our spread forecast is based on the fact that regression equations for long-term government yields in the euro area usually show a regression coefficient for U.S. capital market rates which is below 1. Thus, widening spreads are the "mathematical" result of bond yield increases in the United States. When looking at the economic factors, arguments in favor of the forecasted spread widening can be found in the fact that the U.S. economy is expected to grow faster than that of the euro area. However, as inflation prospects in the U.S. are more favorable than in the euro area, a certain downward adjustment to the projected yield spreads needs to be made.

As a result, 10-year Bund yields will increase to 5.6% in the second quarter of 2003, while *Pfandbriefe* with the same maturity are set to yield 5.9%.

Essen, June 28, 2002
Dirk Chlench, Tel: +49 201 8135-442

1. See ECB Monthly Bulletin, June 2002, p. 5
2. See idem, p. 5f.
3. See idem, p. 26f.

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for Japan 2002/2003

Economic Growth

On the coat-tails of the U.S. economy

Even in Japan, which is beleaguered by recession, the light at the end of the tunnel seems to be in sight. The data that has been published since the beginning of the year indicates that the Japanese economy has bottomed out.

- According to the advance estimate by the Japanese government, the Japanese GDP grew at an annualized rate of 5.7% in the first quarter of this year.
- Industrial production rose by 2.5% in the first quarter of this year, compared to declines of 12.9% and 16.4% respectively in the two preceding quarters. If the estimate by the Japanese Ministry of Economy, Trade and Industry (METI), which is based upon several surveys in May and June, turns out to be true, industrial production will grow by an annualized rate of nearly 19% in the second quarter of this year.
- The carefully observed leading indicator of the Economic and Social Research Institute has clearly exceeded 50 index points, i.e. the threshold to expansion, since the beginning of this year.

However, these facts should not lead to exaggerated optimism with regard to the economic development. First of all, the quarter-on-quarter change rates of the Japanese GDP are extremely volatile, so that a positive growth figure for one quarter does not necessarily indicate a sustainable growth trend. Secondly, the past has shown that the advance GDP estimates often had to be revised considerably. In addition to this, the development of the Japanese economy in the past years, like that of Germany, was above all driven by the cyclical ups and downs of export activity, as domestic demand, and that of private consumers in particular, was rather sluggish. Soaring exports contributed nearly 50% to the tremendous GDP growth seen in the first quarter of this year. However, in the recent past, growth stimuli from net exports have not been sufficient to trigger a self-supporting economic upturn in Japan. The developments in 2000 are the most recent example in this context. Despite a double-digit growth in net exports, the Land of the Rising Sun saw a stagnation in consumer demand. This year net exports will once again be the main buttress of the Japanese economy - despite the recent appreciation of the yen against the U.S. dollar. In April 2002, the yen's trade weighted external value still stayed below the previous year's level by 5%. In addition to this, the Japanese economy particularly benefits from the forecasted sustainable economic upturn in the United States, as exports to the U.S. account for around 30% of Japan's total export activities. Benign export prospects will have a stabilizing impact on corporate investment, which, in the first quarter of this year, once again saw a decline compared to the previous quarter. The fact that inventory corrections are set to level off will further boost economic activity. In April 2002, the ratio between stock holdings and goods delivered hit its lowest level since November 2000.

The brightening of the economic situation, which is mainly driven by net exports, also seems to have a stabilizing impact on the labor market. The ratio between jobs on offer and applicants has started to improve. However, companies continue to reduce staff levels. Thus, it will take some time until Japan will enjoy an economic upturn that rests on several pillars. Lower bonus payments as a result of plunging corporate profits in 2001 continue to weigh on private consumption. The Japanese economy will thus not turn onto a path of moderate economic growth before the beginning of next year.

Development of Consumer Prices

Decline in consumer prices

The Japanese economy continues to suffer from deflation. The consumer price index for Greater Tokyo has stayed below its previous year's level by around one per cent since the year 2000. Consumers have in the meantime become accustomed to expect falling prices. Declining prices at the early stages of the production chain, an under-utilization of capacities and ailing consumer demand suggest that the deflationary environment in Japan is set to persist in the for the mid-term.

Key Interest Rates

The BoJ pumps liquidity into the banking system

At its meeting in December 2001, the Bank of Japan (BoJ) decided to raise the outstanding balance of current accounts held with the BoJ to a range between 10 to 15 trillion yen. Furthermore, the BoJ has repeatedly announced that it is prepared to provide even more liquidity than ensured by this corridor if capital market distortions occur. In April 2002, commercial bank deposits with the central bank totaled nearly 20 trillion yen. As a result of this expansionary monetary policy the year-on-year growth rate of the monetary base hit the record level of 36.3%. However, in view of the still battered banking system this aggressive loosening of monetary policy has not had any major impact on the broader money supply aggregates. The broader money supply aggregate M2 + CD grew by no more than 3.5%. As a result, the money supply multiplier continued to fall. The reasons for this are well known: first of all there is the reluctance of Japanese banks to grant new loans, especially to smaller companies with rather low capital resources. Furthermore, the companies' demand for new loans is weak, given the already high portion of external funding and dwindling investment activities. As a result, the BoJ's objective to stop the downward trend in consumer prices by pumping up the volume remains out of sight. The consumer price index less fresh food, which the BoJ uses as a benchmark to analyze the development of consumer prices, stayed below its previous year's level by nearly one percent in April 2002. Consequently, the Bank of Japan will keep up its efforts to fight deflation by providing ample liquidity.

Bond Market Trends

Unspectacular yield development

The volatile developments on the stock markets in the U.S. and the euro area in the first half of this year had little impact on the Japanese bond markets. Even the fact that the credit quality of Japanese government bonds (denominated in yen) was downgraded to A2 by the rating agency Moody's in May did not affect the markets. 10-year government bond yields hovered around the 1.4% mark. In February 2002, the BoJ decided to increase the total volume of government bonds purchased each month to one trillion yen - a decision which buttresses the Japanese bond markets. Even though the moderate economic recovery will put some upward pressure on yields during the forecast period, yield increases are set to remain within a small range due to persistent deflation. As a result, the effective yield of 10-year government bonds will come to 1.6% at year-end 2003.

Essen, June 28, 2002
Dirk Chlench, Tel: +49 201 8135-442

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

II. Graphs and Tables

GDP Forecast for the G3 Currency Areas

- Tabular Presentation (PDF)
- Graph: United States, Japan, Euro Area (PDF)
- Graph: G3 (PDF)

Industrial Production Forecast for the G3 Currency Areas

- Tabular Presentation (PDF)
- Graph: United States, Japan, Euro Area (PDF)
- Graph: G3 (PDF)

Consumer Prices Forecast for the G3 Currency Areas

- Tabular Presentation (PDF)
- Graph: United States, Japan, Euro Area (PDF)
- Graph: G3 (PDF)

3-Month Money Market Rates Forecast for the G3 Currency Areas

- Tabular Presentation (PDF)
- Graph: United States, Japan, Euro Area (PDF)
- Graph: G3 (PDF)

10-Year Government Bond Yields Forecast for the G3 Currency Areas

- Tabular Presentation (PDF)
- Graph: Germany - Bunds versus *Pfandbriefe* (PDF)
- Graph: United States, Japan, Euro Area (PDF)
- Graph: G3 (PDF)

Gross Domestic Product G 3



HYPOTHEKENBANK IN ESSEN AG

Date of forecast: June 28, 2002

ntry	United States			Japan			Euro area			EU 3*			G 3**			Germany		
tors	real(96) s.a. in US-$ bn	% change q-o-q	y-o-y	real(95) s.a. in ¥ bn	% change q-o-q	y-o-y	real(90) s.a. in ECU/Euro bn	% change q-o-q	y-o-y	Index 95=100 s.a.	% change q-o-q	y-o-y	Index 95=100 s.a.	% change q-o-q	y-o-y	real(95) s.a. in Euro bn	% change q-o-q	y-o-y
998	8.396,3	1,5	4,7	520.273	-1,1	-2,2	1.432,0	0,8	3,6	104,7	0,8	3,3	108,0	0,7	2,8	470,0	1,0	3,0
998	8.442,9	0,6	3,8	517.876	-0,5	0,5	1.438,3	0,4	3,0	104,9	0,2	2,3	108,4	0,4	2,8	467,8	-0,5	1,7
998	8.528,5	1,0	3,8	518.241	0,1	-1,1	1.446,0	0,5	2,9	105,3	0,4	2,2	109,1	0,6	2,4	468,7	0,2	1,6
998	8.667,9	1,6	4,8	519.087	0,2	-1,3	1.449,1	0,2	2,0	105,3	0,0	1,3	110,0	0,8	2,5	468,1	-0,1	0,6
999	8.733,5	0,8	4,0	513.896	-1,0	-1,2	1.460,9	0,8	2,0	106,1	0,8	1,3	110,4	0,4	2,2	473,4	1,1	0,7
999	8.771,2	0,4	3,9	524.456	2,1	1,3	1.470,2	0,6	2,2	106,5	0,4	1,5	111,4	0,9	2,8	472,4	-0,2	1,0
999	8.871,5	1,1	4,0	528.942	0,9	2,1	1.487,7	1,2	2,9	107,7	1,1	2,3	112,6	1,1	3,2	478,3	1,3	2,1
999	9.049,9	2,0	4,4	522.116	-1,3	0,6	1.503,0	1,0	3,7	108,8	1,0	3,3	113,7	1,0	3,4	482,3	0,8	3,0
000	9.102,5	0,6	4,2	532.533	2,0	3,6	1.516,7	0,9	3,8	109,9	1,0	3,6	114,8	1,0	4,0	487,2	1,0	2,9
000	9.229,4	1,4	5,2	536.625	0,8	2,3	1.530,0	0,9	4,1	110,8	0,8	4,0	116,1	1,1	4,2	493,0	1,2	4,4
000	9.260,1	0,3	4,4	532.753	-0,7	0,7	1.536,4	0,4	3,3	111,2	0,4	3,2	116,2	0,1	3,2	493,5	0,1	3,2
000	9.303,9	0,5	2,8	534.276	0,3	2,3	1.546,9	0,7	2,9	112,0	0,7	2,9	116,8	0,5	2,7	494,3	0,2	2,5
001	9.334,5	0,3	2,5	539.724	1,0	1,4	1.554,8	0,5	2,5	112,5	0,4	2,4	117,4	0,5	2,3	498,2	0,4	1,8
001	9.341,7	0,1	1,2	533.042	-1,2	-0,7	1.555,2	0,0	1,6	112,5	0,0	1,5	117,2	-0,2	0,9	496,4	0,0	0,7
001	9.310,4	-0,3	0,5	530.049	-0,6	-0,5	1.556,8	0,1	1,3	112,6	0,1	1,3	116,9	-0,3	0,6	495,6	-0,2	0,4
001	9.348,6	0,4	0,5	523.500	-1,2	-2,0	1.552,2	-0,3	0,3	112,3	-0,3	0,3	116,7	-0,2	-0,1	494,3	-0,3	0,0
002	9.488,6	1,5	1,7	530.827	1,4	-1,6	1.555,6	0,2	0,1	112,5	0,2	0,0	117,9	1,0	0,4	495,2	0,2	-0,2
002	9.547,1	0,6	2,2	529.179	-0,3	-0,7	1.563,3	0,5	0,5				118,4	0,4	1,0	497,7	0,5	0,3
002	9.643,0	1,0	3,6	530.073	0,2	0,0	1.574,4	0,7	1,1				119,3	0,8	2,1	502,3	0,9	1,4
002	9.755,6	1,2	4,4	532.027	0,4	1,6	1.589,3	0,9	2,4				120,4	0,9	3,2	507,5	1,0	2,7
003	9.850,8	1,0	3,8	534.402	0,4	0,6	1.601,7	0,8	3,0				121,3	0,7	2,9	510,8	0,6	3,1
003	9.941,6	0,9	4,1	535.882	0,3	1,2	1.608,7	0,4	2,9				122,1	0,7	3,1	512,7	0,4	3,0
003	10.030,6	0,9	4,0	536.446	0,1	1,2	1.615,5	0,4	2,6				122,8	0,6	2,9	514,3	0,3	2,4
003	10.119,1	0,9	3,7	537.673	0,2	1,1	1.622,3	0,4	2,1				123,6	0,7	2,7	518,0	0,3	1,7
97	8.159,4		4,4	524.346		1,8	5.604,5		2,3	102,7		1,7	106,1		3,2	1.843,4		1,5
98	8.508,9		4,3	518.869		-1,0	5.765,4		2,9	105,1		2,3	108,9		2,6	1.874,6		1,7
99	8.856,5		4,1	522.353		0,7	5.921,9		2,7	107,3		2,1	112,0		2,8	1.906,4		1,7
00	9.224,0		4,1	534.047		2,2	6.130,0		3,5	111,0		3,4	116,0		3,6	1.968,0		3,2
01	9.333,8		1,2	531.579		-0,5	6.219,0		1,5	112,5		1,4	117,1		0,9	1.982,6		0,7
2 (f)	9.608,6		2,9	530.526		-0,2	6.282,7		1,0				119,0		1,6	2.002,7		1,0
3 (f)	9.985,5		3,9	535.976		1,0	6.448,1		2,6				122,5		2,9	2.053,6		2,5

omprises Germany (45.4%), France (30.1%) and Italy (24.5%) and is calculated on the basis of national data.
mprises United States (43.7%), Japan (22.5%) and Euro area (33.8%).


Hypothekenbank in Essen AG

United States, Japan and Euro area

Gross Domestic Product

(percent change from the same quarter in the previous year)

%
10
8
6
4
2
0
-2
-4
-6
USA : 4.4% 4th Q 2002; 3.7% 4th Q 2003
Japan : 1.6% 4th Q 2002; 1.1% 4th Q 2003
Euro area : 2.4% 4th Q 2002; 2.1% 4th Q 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
United States
Japan
Euro area*

* Percent changes before 1st Q 1992 refer to a self-calculated index for EU 3 GDP.

Sources: DRI-WEFA and own calculations

G 3

Gross Domestic Product

(percent change from the same quarter in the previous year)



HYPOTHEKENBANK IN ESSEN AG

%
6
5
4
3
2
1
0
-1
G 3 : 3.2% 4th Q 2002; 2.7% 4th Q 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

3 GDP before 1st Q 1991 calculated with EU 3 GDP values.
ources: DRI-WEFA and own calculations

Industrial Production G 3



HYPOTHEKENBANK IN ESSEN AG

Date of forecast: June 28, 2002

/	United States			Japan			Euro area			EU 3*			G 3**			Germany		
	Index	% change		Index	% change		Index	% change		Index	% change		Index	% change		Index	% change	
	92=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y
	143,9	-0,8	0,5	102,6	-4,6	0,8	119,2	-1,6	5,0	114,6	-0,5	4,3	118,4	-1,8	2,1	116,0	0,2	5,7
	143,5	-0,3	-0,4	104,1	1,5	2,2	120,0	0,7	4,7	114,9	0,3	3,2	118,8	0,3	1,8	116,9	0,8	4,8
	142,9	-0,4	-1,3	101,7	-2,3	-1,5	119,5	-0,4	3,5	114,0	-0,8	2,2	117,9	-0,8	0,3	114,4	-2,1	2,6
	142,0	-0,6	-2,5	100,2	-1,5	-3,6	118,2	-1,0	0,8	112,7	-1,1	0,4	116,8	-0,9	-1,6	113,2	-1,0	0,3
	141,6	-0,3	-3,4	98,8	-1,4	-4,7	117,8	-0,4	0,0	113,0	0,3	-0,3	116,1	-0,6	-2,5	113,6	0,4	-0,4
	140,3	-0,9	-4,7	97,8	-1,0	-7,3	118,8	0,9	1,8	113,2	0,2	1,2	115,8	-0,3	-3,0	113,7	0,1	1,8
	140,4	0,1	-4,2	95,6	-2,2	-8,9	117,0	-1,5	-1,2	112,6	-0,5	-0,8	114,7	-0,9	-4,1	112,3	-1,2	-2,3
	140,0	-0,3	-4,6	95,2	-0,4	-11,9	118,7	1,4	0,9	113,6	0,9	-0,1	115,0	0,3	-4,2	114,2	1,7	-0,5
	138,5	-1,1	-5,7	93,0	-2,3	-11,1	118,0	-0,6	-0,5	112,4	-1,1	-1,1	113,7	-1,1	-5,0	112,6	-1,4	-1,8
	137,7	-0,6	-5,9	92,7	-0,3	-12,7	116,2	-1,5	-2,4	111,4	-0,9	-2,0	112,7	-0,9	-6,1	111,3	-1,2	-2,8
	137,2	-0,3	-5,9	90,4	-2,5	-14,6	115,5	-0,6	-4,0	110,3	-1,0	-3,7	111,8	-0,8	-7,0	110,3	-0,9	-3,9
	136,7	-0,4	-5,8	91,1	0,8	-15,3	115,6	0,1	-4,6	110,5	0,2	-4,1	111,8	0,0	-7,3	110,4	0,1	-4,7
	137,6	0,6	-4,4	91,0	-0,1	-11,3	116,0	0,3	-2,7	110,7	0,2	-3,4	112,2	0,4	-5,2	110,4	0,0	-4,8
	138,1	0,4	-3,8	92,1	1,2	-11,5	116,0	0,0	-3,3	111,2	0,5	-3,2	112,7	0,4	-5,1	111,0	0,5	-5,0
	138,7	0,4	-2,9	92,8	0,8	-8,8	116,7	0,6	-2,4	111,0	-0,2	-2,6	113,3	0,5	-3,9	110,7	-0,3	-3,2
	139,1	0,3	-2,0	93,0	0,2	-7,2	116,1	-0,5	-1,8	111,0	0,0	-1,5	113,3	0,0	-3,0	110,9	0,2	-2,0
	139,3	0,2	-1,6	97,7	5,1	-1,1	116,6	0,4	-1,0				114,6	1,1	-1,3	111,0	0,1	-2,3
	139,9	0,4	-0,3	97,4	-0,4	-0,5	116,9	0,3	-1,6				114,9	0,3	-0,8	111,3	0,3	-2,1
	140,6	0,5	0,1	96,8	-0,6	1,3	117,4	0,4	0,3				115,2	0,3	0,4	112,1	0,7	-0,2
	141,4	0,6	1,1	96,8	0,0	1,7	117,9	0,4	-0,7				115,7	0,4	0,6	112,7	0,5	-1,3
	142,4	0,7	2,9	97,3	0,5	4,6	118,3	0,4	0,3				116,3	0,5	2,3	113,2	0,4	0,5
	143,3	0,6	4,1	97,6	0,3	5,3	118,7	0,3	2,2				116,8	0,4	3,6	113,7	0,4	2,2
	144,1	0,6	5,0	97,8	0,2	8,2	119,0	0,3	3,1				117,3	0,4	4,9	114,2	0,4	3,5
	145,0	0,6	6,1	98,8	1,0	8,5	119,4	0,3	3,3				118,0	0,6	5,5	114,7	0,4	3,9
	145,7	0,5	5,9	98,8	0,0	8,6	119,8	0,3	3,2				118,4	0,3	5,5	115,0	0,3	4,2
	146,5	0,5	6,0	98,8	0,0	7,3	120,1	0,3	3,5				118,8	0,3	5,4	115,3	0,3	3,9
	147,2	0,5	6,1	98,8	0,0	6,5	120,5	0,3	3,3				119,2	0,3	5,2	115,6	0,3	4,4
	147,8	0,4	6,2	99,1	0,3	6,6	120,8	0,3	4,1				119,6	0,3	5,6	115,9	0,3	4,5
	148,4	0,4	6,5	99,1	0,0	1,4	121,2	0,3	4,0				120,0	0,3	4,7	116,2	0,3	4,7
	149,0	0,4	6,5	99,8	0,7	2,5	121,6	0,3	4,0				120,5	0,4	4,9	116,5	0,3	4,7
	149,4	0,3	6,3	99,8	0,0	3,1	121,9	0,3	3,9				120,8	0,2	4,9	116,8	0,3	4,2
	149,9	0,3	6,0	100,0	0,2	3,3	122,3	0,3	3,8				121,1	0,2	4,7	117,0	0,2	3,8
	150,3	0,3	5,5	99,9	-0,1	2,7	122,7	0,3	3,7				121,3	0,2	4,4	117,2	0,2	3,5
	150,8	0,3	5,2	100,2	0,3	2,7	122,9	0,2	3,6				121,7	0,2	4,2	117,4	0,2	3,3
	151,2	0,3	4,9	100,4	0,2	2,7	123,2	0,2	3,5				122,0	0,2	4,0	117,6	0,2	3,0
	151,7	0,3	4,6	100,6	0,2	1,8	123,4	0,2	3,4				122,3	0,2	3,6	117,8	0,2	2,7

mprises Germany (45.4%), France (30.1%) and Italy (24.5%) *and is calculated on the basis of national data.*
mprises United States (43.7%), Japan (22.5%) and Euro area (33.8%).

	US Index	US y-o-y	Japan Index	Japan y-o-y	Euro area Index	Euro area y-o-y	EU 3* Index	EU 3* y-o-y	G 3** Index	G 3** y-o-y	Germany Index	Germany y-o-y
	134,5	5,2	98,5	-7,3	109,3	4,3	106,7	3,4	110,5	2,1	106,2	3,4
	139,4	3,6	99,4	0,9	111,4	1,9	108,1	1,3	113,3	2,5	107,7	1,4
	145,7	4,5	104,8	5,4	117,5	5,5	112,9	4,4	119,0	5,0	113,4	5,3
	140,4	-3,6	96,9	-7,5	117,9	0,3	112,8	-0,1	115,3	-3,1	113,2	-0,2
f)	140,8	0,3	95,8	-1,1	117,4	-0,4			115,0	-0,3	112,2	-0,9
f)	149,0	5,8	99,6	4,0	121,7	3,7			120,5	4,8	116,5	3,8



United States, Japan and Euro area
Industrial Production
(percent change from the same month in the previous year)
Hypothekenbank in Essen AG
%
15
12
9
6
3
0
-3
-6
-9
-12
-15
United States : 6.1% Dec 2002; 4.6% Dec 2003
Euro area : 3.3% Dec 2002; 3.4% Dec 2003
Japan : 8.5% Dec 2002; 1.8% Dec 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
United States
Japan
Euro area*

* Percent changes before 1987 refer to a self-calculated index for EU 3 Industrial Production.
Sources: DRI-WEFA, Deutsche Bundesbank and own calculations

G 3
Industrial Production
(percent change from the same month in the previous year)


HYPOTHEKENBANK IN ESSEN AG

%
10
8
6
4
2
0
-2
-4
-6
-8
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
G 3: 5.5% Dec 2002; 3.6% Dec 2003

Sources: DRI-WEFA, Deutsche Bundesbank and own calculations

Consumer Prices G 3



HYPOTHEKENBANK IN ESSEN AG

Date of forecast: June 28, 2002

ntry	United States			Japan			Euro area			EU 3*			G 3**			Germany		
nth	Index	% change		Index	% change		Index	% change		Index	% change		Index	% change		Index	% change	
	82/84=100 (s.a.)	m-o-m	y-o-y	95=100 (s.a.)	m-o-m	y-o-y	96=100	m-o-m	y-o-y	95=100	m-o-m	y-o-y	95=100	m-o-m	y-o-y	95=100	m-o-m	y-o-y
	175,6	0,6	3,7	100,2	0,5	-0,3	107,2	-0,2	2,3	109,2	0,2	2,2	109,9	0,3	2,4	108,3	0,5	2,4
	176,0	0,2	3,5	100,1	-0,1	-0,3	107,5	0,3	2,2	109,7	0,5	2,3	110,1	0,2	2,3	109,0	0,6	2,6
	176,1	0,1	3,0	99,6	-0,5	-0,7	108,1	0,6	2,4	109,9	0,2	2,2	110,2	0,1	2,0	109,1	0,1	2,5
	176,6	0,3	3,3	99,4	-0,2	-0,7	108,8	0,6	2,9	110,4	0,5	2,7	110,6	0,3	2,3	109,5	0,4	2,9
	177,4	0,5	3,6	99,3	-0,1	-0,7	109,3	0,5	3,3	110,9	0,5	3,0	111,0	0,3	2,6	110,0	0,5	3,5
	177,8	0,2	3,3	99,2	-0,1	-0,8	109,5	0,2	3,0	111,0	0,1	2,7	111,1	0,1	2,3	110,2	0,2	3,1
	177,3	-0,3	2,7	99,4	0,2	-0,7	109,2	-0,3	2,6	111,0	0,0	2,5	110,9	-0,2	2,0	110,2	0,0	2,6
	177,4	0,1	2,7	99,5	0,1	-0,7	109,1	-0,1	2,4	110,9	-0,1	2,4	110,9	0,0	1,9	110,0	-0,2	2,6
	178,1	0,4	2,6	99,0	-0,5	-0,8	109,4	0,3	2,2	110,9	0,0	2,0	111,1	0,2	1,8	110,0	0,0	2,1
	177,6	-0,3	2,1	98,7	-0,3	-0,7	109,5	0,1	2,3	110,9	0,0	2,0	111,0	-0,2	1,6	109,7	-0,3	2,0
	177,5	-0,1	1,9	98,6	-0,1	-1,0	109,5	0,0	2,1	110,8	-0,1	1,7	110,9	0,0	1,4	109,5	-0,2	1,7
	177,3	-0,1	1,5	98,5	-0,1	-1,2	109,6	0,1	2,0	110,9	0,1	1,7	110,9	0,0	1,2	109,6	0,1	1,7
2	177,6	0,2	1,1	98,7	0,2	-1,5	110,1	0,5	2,7	111,6	0,6	2,2	111,2	0,3	1,1	110,6	0,9	2,1
	178,0	0,2	1,1	98,4	-0,3	-1,7	110,2	0,1	2,5	111,9	0,3	2,0	111,2	0,1	1,0	110,9	0,3	1,7
	178,6	0,3	1,4	98,4	0,0	-1,2	110,8	0,5	2,5	112,2	0,3	2,1	111,6	0,3	1,3	111,1	0,2	1,8
	179,5	0,5	1,6	98,3	-0,1	-1,1	111,4	0,5	2,4	112,4	0,2	1,8	112,1	0,4	1,3	111,2	0,1	1,6
	179,5	0,0	1,2	98,4	0,1	-0,9	111,5	0,1	2,0	112,5	0,1	1,4	112,1	0,1	1,0	111,2	0,0	1,1
	179,7	0,1	1,1	98,3	-0,1	-0,9	111,5	0,0	1,8				112,2	0,0	0,9	111,2	0,0	0,9
	180,0	0,2	1,5	98,3	0,0	-1,1	111,4	-0,1	2,0				112,2	0,0	1,2	111,4	0,2	1,1
	180,3	0,2	1,6	98,2	-0,1	-1,3	111,4	0,0	2,1				112,3	0,1	1,2	111,2	-0,2	1,1
	180,6	0,2	1,4	98,2	0,0	-0,8	111,5	0,1	1,9				112,4	0,1	1,1	111,2	0,0	1,1
	180,9	0,2	1,9	98,1	-0,1	-0,6	111,6	0,1	1,9				112,5	0,1	1,4	111,0	-0,2	1,2
	181,1	0,1	2,0	98,1	0,0	-0,5	111,7	0,1	2,0				112,6	0,1	1,5	111,1	0,1	1,5
	181,3	0,1	2,3	98,1	0,0	-0,4	111,9	0,2	2,1				112,7	0,1	1,7	111,3	0,2	1,6
3	181,5	0,1	2,2	98,0	-0,1	-0,7	112,0	0,1	1,7				112,8	0,1	1,5	111,6	0,3	0,9
	181,7	0,1	2,1	98,0	0,0	-0,4	112,3	0,3	1,9				112,9	0,1	1,5	112,1	0,4	1,1
	181,9	0,1	1,8	98,0	0,0	-0,4	112,8	0,4	1,8				113,2	0,2	1,4	112,3	0,2	1,1
	182,1	0,1	1,4	97,9	-0,1	-0,4	113,2	0,4	1,6				113,3	0,2	1,1	112,5	0,2	1,2
	182,3	0,1	1,6	97,9	0,0	-0,5	113,4	0,2	1,7				113,5	0,1	1,2	112,7	0,2	1,3
	182,5	0,1	1,6	97,9	0,0	-0,4	113,6	0,2	1,9				113,6	0,1	1,3	113,0	0,3	1,6
	182,8	0,2	1,6	97,8	-0,1	-0,5	113,6	0,0	2,0				113,7	0,1	1,3	113,4	0,4	1,8
	183,1	0,2	1,6	97,8	0,0	-0,4	113,7	0,1	2,1				113,8	0,1	1,3	113,3	-0,1	1,9
	183,4	0,2	1,6	97,8	0,0	-0,4	113,9	0,2	2,2				113,9	0,1	1,4	113,4	0,1	2,0
	183,7	0,2	1,5	97,8	0,0	-0,3	114,1	0,2	2,2				114,1	0,1	1,4	113,3	-0,1	2,1
	184,0	0,2	1,6	97,8	0,0	-0,3	114,3	0,2	2,3				114,2	0,1	1,5	113,4	0,1	2,1
	184,3	0,2	1,7	97,9	0,1	-0,2	114,6	0,3	2,4				114,5	0,2	1,6	113,7	0,3	2,2

comprises Germany (45.4%), France (30.1%) and Italy (24.5%) and is calculated on the basis of national data.
comprises United States (43.7%), Japan (22.5%) and Euro area (33.8%).

	United States			Japan			Euro area			EU 3*			G 3**			Germany		
96	156,9		3,0	98,9		-1,1	100,0		2,1	102,2		2,2	101,8		1,8	101,4		1,4
97	160,5		2,3	100,5		1,6	101,6		1,6	103,9		1,7	103,7		1,9	103,3		1,9
98	163,0		1,6	101,2		0,7	102,7		1,1	105,1		1,2	105,0		1,3	104,3		1,0
99	166,6		2,2	100,9		-0,3	103,8		1,1	105,9		0,8	106,3		1,2	104,9		0,6
00	172,2		3,4	100,0		-0,9	106,3		2,4	108,1		2,1	108,6		2,2	106,9		1,9
01	177,1		2,8	99,3		-0,7	108,9		2,4	110,5		2,2	110,7		1,9	109,6		2,5
2 (f)	179,8		1,5	98,3		-1,0	111,3		2,2				112,1		1,3	111,1		1,4
3 (f)	182,8		1,7	97,9		-0,4	113,5		2,0				113,6		1,3	112,9		1,6

United States, Japan and Euro area
Consumer Prices
(percent change from the same month in the previous year)


HYPOTHEKENBANK IN ESSEN AG

%
14
12
10
8
6
4
2
0
-2
United States : 2.3% Dec 2002; 1.7% Dec 2003
Euro area : 2.1% Dec 2002; 2.4% Dec 2003
Japan : -0.4% Dec 2002; -0.2% Dec 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
United States
Japan
Euro area*

*Percent changes before 1991 refer to a self-calculated Consumer Price Index for EU 3.

Sources: DRI-WEFA, Federal Statistical Office Germany and own calculations

G 3
Consumer Prices
(percent change from the same month in the previous year)



Hypothekenbank in Essen AG

%
12
10
8
6
4
2
0
G 3: 1.7% Dec 2002; 1.6% Dec 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

Sources: DRI-WEFA, Federal Statistical Office Germany and own calculations

3-Month Money Market Rates G 3



HYPOTHEKENBANK IN ESSEN AG

Date of forecast: June 28, 2002

Country	United States			Japan			Euro area*			G 3**		
Month	(mthly avge)	change in basis points		(mthly avge)	change in basis points		(mthly avge)	change in basis points		(mthly avge)	change in basis points	
		m-o-m	y-o-y		m-o-m	y-o-y		m-o-m	y-o-y		m-o-m	y-o-y
Jan'01	5,65	-82	-33	0,47	-13	33	4,75	-15	143	4,20	-40	40
Feb	5,30	-35	-74	0,39	-8	26	4,75	0	123	4,00	-20	10
Mar	4,94	-36	-122	0,18	-21	2	4,69	-6	95	3,80	-20	-20
Apr	4,56	-38	-173	0,12	-6	-1	4,69	0	77	3,60	-20	-50
May	4,04	-52	-266	0,07	-5	-3	4,62	-7	29	3,30	-30	-110
Jun	3,78	-26	-298	0,06	-1	-9	4,44	-18	-4	3,20	-10	-130
Jul	3,71	-7	-298	0,07	1	-18	4,45	1	-11	3,10	-10	-140
Aug	3,53	-18	-311	0,08	1	-25	4,34	-11	-42	3,00	-10	-160
Sep	2,97	-56	-366	0,07	-1	-35	3,95	-39	-88	2,60	-40	-200
Oct	2,36	-61	-434	0,07	0	-45	3,58	-37	-144	2,30	-30	-240
Nov	2,06	-30	-463	0,07	0	-47	3,37	-21	-170	2,10	-20	-270
Dec	1,87	-19	-460	0,08	1	-52	3,32	-5	-158	2,00	-10	-260
Jan'02	1,78	-9	-387	0,08	0	-39	3,32	0	-143	1,90	-10	-230
Feb	1,86	8	-344	0,07	-1	-32	3,33	1	-142	2,00	10	-200
Mar	1,89	3	-305	0,06	-1	-12	3,37	4	-132	2,00	0	-180
Apr	1,91	2	-265	0,05	-1	-7	3,38	1	-131	2,00	0	-160
May	1,83	-8	-221	0,04	-1	-3	3,42	4	-120	2,00	0	-130
Jun	1,84	1	-194	0,05	1	-1	3,45	3	-99	2,00	0	-120
Jul	1,85	1	-186	0,05	0	-2	3,45	0	-100	2,00	0	-110
Aug	1,95	10	-158	0,05	0	-3	3,50	5	-84	2,00	0	-100
Sep	2,00	5	-97	0,05	0	-2	3,75	25	-20	2,20	20	-40
Oct	2,00	0	-36	0,05	0	-2	3,75	0	17	2,20	0	-10
Nov	2,25	25	19	0,05	0	-2	4,00	25	63	2,30	10	20
Dec	2,50	25	63	0,05	0	-3	4,00	0	68	2,50	20	50
Jan'03	2,75	25	97	0,05	0	-3	4,00	0	68	2,60	10	70
Feb	2,75	0	89	0,05	0	-2	4,25	25	92	2,60	0	60
Mar	3,00	25	111	0,05	0	-1	4,25	0	88	2,80	20	80
Apr	3,00	0	109	0,05	0	0	4,20	-5	82	2,70	-10	70
May	3,25	25	142	0,05	0	1	4,20	0	78	2,90	20	90
Jun	3,50	25	166	0,05	0	0	4,20	0	75	3,00	10	100
Jul	3,50	0	165	0,05	0	0	4,20	0	75	3,00	0	100
Aug	3,75	25	180	0,05	0	0	4,20	0	70	3,10	10	110
Sep	4,00	25	200	0,05	0	0	4,20	0	45	3,20	10	100
Oct	4,00	0	200	0,05	0	0	4,20	0	45	3,20	0	100
Nov	4,20	20	195	0,05	0	0	4,20	0	20	3,30	10	100
Dec	4,45	25	195	0,05	0	0	4,20	0	20	3,40	10	90

* To end of Dec 93 Euro area money market rates are calculated on national rates from Germany, France and Italy, weighted by GDP. Since Jan 94 to end of 1998 ECB data used.

** G 3 comprises United States (43.7%), Japan (22.5%) and Euro area (33.8%).

Year	US (mthly avge)	US m-o-m	US y-o-y	Japan (mthly avge)	Japan m-o-m	Japan y-o-y	Euro area (mthly avge)	Euro area m-o-m	Euro area y-o-y	G 3 (mthly avge)	G 3 m-o-m	G 3 y-o-y
1996	5,44		-52	0,55		-65	4,55		-173	4,04		-96
1997	5,66		22	0,47		-8	4,05		-50	3,96		-8
1998	5,49		-17	0,35		-12	3,76		-29	3,75		-21
1999	5,36		-13	0,16		-19	2,93		-83	3,36		-39
2000	6,48		112	0,29		13	4,37		144	4,38		102
2001	3,73		-275	0,14		-15	4,25		-12	3,10		-128
2002 (f)	1,97		-176	0,05		-9	3,89		-36	2,09		-101
2003 (f)	3,51		154	0,05		0	4,19		30	2,98		89


HYPOTHEKENBANK IN ESSEN AG

United States, Japan and Euro area

3-Month Money Market Rates

(monthly averages)

%
20
18
16
14
12
10
8
6
4
2
0
United States: 2.50% Dec 2002; 4.45% Dec 2003
Euro area: 4.00% Dec 2002; 4.20% Dec 2003
Japan: 0.05% Dec 2002; 0.05% Dec 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
United States
Japan
Euro area

ources: ECB, DRI-WEFA and own calculations

G 3

3-Month Money Market Rates

(monthly averages)



HYPOTHEKENBANK IN ESSEN AG

G 3: 2.5% Dec 2002; 3.4% Dec 2003
%
16
14
12
10
8
6
4
2
0
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

Sources: ECB, DRI-WEFA and own calculations

10-Year Government Bond Yields G 3



HYPOTHEKENBANK IN ESSEN AG

Date of forecast: June 28, 2002

ntry	United States			Japan			Euro area*			G 3**			Germany					
nth	(mthly avge)	change in basis points m-o-m	change in basis points y-o-y	(mthly avge)	change in basis points m-o-m	change in basis points y-o-y	(mthly avge)	change in basis points m-o-m	change in basis points y-o-y	(mthly avge)	change in basis points m-o-m	change in basis points y-o-y	Bunds (mthly avge)	change in basis points m-o-m	change in basis points y-o-y	Pfandbriefe*** (mthly avge)	spread in bps
	5,13	-12	-152	1,52	-10	-20	5,01	-6	-69	4,30	-10	-90	4,80	-10	-74	5,40	60
	5,09	-4	-142	1,43	-9	-40	5,02	1	-64	4,20	-10	-100	4,79	-1	-71	5,30	51
	4,88	-21	-138	1,19	-24	-62	4,94	-8	-55	4,10	-10	-90	4,69	-10	-64	5,30	61
	5,12	24	-86	1,37	18	-38	5,10	16	-31	4,30	20	-50	4,86	17	-37	5,40	54
	5,35	23	-107	1,27	-10	-44	5,26	16	-26	4,40	10	-70	5,07	20	-28	5,50	43
	5,25	-10	-84	1,19	-8	-50	5,21	-5	-14	4,30	-10	-60	5,02	-4	-14	5,50	48
	5,21	-4	-83	1,33	14	-39	5,25	4	-20	4,40	10	-50	5,02	-1	-24	5,50	48
	4,97	-24	-86	1,36	3	-41	5,06	-19	-34	4,20	-20	-60	4,83	-18	-38	5,30	47
	4,74	-23	-106	1,40	4	-48	5,04	-2	-43	4,10	-10	-70	4,83	0	-43	5,20	37
	4,55	-19	-119	1,36	-4	-47	4,82	-22	-60	3,90	-20	-90	4,61	-22	-61	5,00	39
	4,59	4	-113	1,33	-3	-42	4,67	-15	-67	3,90	0	-80	4,48	-14	-69	4,80	32
	5,05	46	-20	1,35	2	-27	4,96	29	-11	4,20	30	-20	4,80	32	-11	5,10	30
2	5,00	-5	-13	1,43	8	-9	5,02	6	1	4,20	0	-10	4,87	7	6	5,20	33
	4,90	-10	-19	1,52	9	9	5,07	5	5	4,20	0	0	4,93	6	13	5,20	27
	5,27	37	39	1,45	-7	26	5,32	25	38	4,40	20	30	5,19	26	49	5,50	31
	5,21	-6	9	1,39	-6	2	5,30	-2	20	4,40	0	10	5,16	-3	30	5,50	34
	5,15	-6	-20	1,38	-1	11	5,30	0	4	4,40	0	0	5,18	2	11	5,50	32
	4,92	-23	-33	1,37	-1	18	5,21	-9	0	4,20	-20	-10	5,06	-12	4	5,30	24
	4,90	-2	-31	1,40	3	7	5,20	-1	-5	4,20	0	-20	5,05	-1	3	5,35	30
	5,10	20	13	1,40	0	4	5,30	10	24	4,30	10	10	5,15	10	32	5,45	30
	5,20	10	46	1,40	0	0	5,35	5	31	4,40	10	30	5,20	5	37	5,50	30
	5,30	10	75	1,45	5	9	5,45	10	63	4,50	10	60	5,30	10	69	5,60	30
	5,40	10	81	1,45	0	12	5,45	0	78	4,50	0	60	5,30	0	82	5,60	30
	5,50	10	45	1,45	0	10	5,50	5	54	4,60	10	40	5,35	5	55	5,65	30
3	5,60	10	60	1,45	0	2	5,55	5	53	4,60	0	40	5,40	5	53	5,70	30
	5,70	10	80	1,50	5	-2	5,60	5	53	4,70	10	50	5,45	5	52	5,75	30
	5,80	10	53	1,50	0	5	5,65	5	33	4,80	10	40	5,50	5	31	5,80	30
	5,90	10	69	1,50	0	11	5,70	5	40	4,80	0	40	5,55	5	39	5,85	30
	6,00	10	85	1,50	0	12	5,75	5	45	4,90	10	50	5,60	5	42	5,90	30
	6,00	0	108	1,55	5	18	5,75	0	54	4,90	0	70	5,60	0	54	5,90	30
	6,00	0	110	1,55	0	15	5,75	0	55	4,90	0	70	5,60	0	55	5,90	30
	6,00	0	90	1,55	0	15	5,75	0	45	4,90	0	60	5,60	0	45	5,90	30
	6,00	0	80	1,60	5	20	5,75	0	40	4,90	0	50	5,60	0	40	5,90	30
	6,00	0	70	1,60	0	15	5,75	0	30	4,90	0	40	5,60	0	30	5,90	30
	5,90	-10	50	1,60	0	15	5,70	-5	25	4,90	0	40	5,55	-5	25	5,85	30
	5,80	-10	30	1,60	0	15	5,65	-5	15	4,80	-10	20	5,50	-5	15	5,80	30

nd of Dec 93 Euro area yields are calculated on the basis of *national government bond yields from Germany*, France and Italy, weighted by GDP. Since Jan 94 ECB data used.
comprises United States (43.7%), Japan (22.5%) and Euro area (33.8%).
lic-Sector Pfandbriefe

	United States	y-o-y	Japan	y-o-y	Euro area	y-o-y	G 3	y-o-y	Bunds	y-o-y	Pfandbriefe	spread
96	6,43	-15	3,05	-32	6,98	-137	5,90	-60	6,22	-60	6,43	21
97	6,35	-8	2,32	-73	5,89	-109	5,30	-60	5,66	-56	5,86	20
98	5,26	-109	1,50	-82	4,65	-124	4,20	-110	4,57	-109	4,91	34
99	5,63	37	1,76	26	4,66	1	4,40	20	4,50	-7	4,88	38
00	6,02	39	1,76	0	5,44	78	4,90	50	5,26	76	5,82	56
01	4,99	-103	1,34	-42	5,03	-41	4,20	-70	4,82	-44	5,28	46
2 (f)	5,15	16	1,42	8	5,29	26	4,40	20	5,14	32	5,45	31
3 (f)	5,89	74	1,54	12	5,70	41	4,80	40	5,55	41	5,85	30

Germany

10-Year German Government Bond Yields versus 10-Year Public-Sector Pfandbrief Yields

(monthly averages)


HYPOTHEKENBANK IN ESSEN AG

10-Year Government Bond Yield : 5.35% Dec 2002; 5.50% Dec 2003

10-Year Public-Sector Pfandbrief Yield : 5.65% Dec 2002; 5.80% Dec 2003

Spread (LS) — Government Bond Yields* (RS) — Public-Sector Pfandbrief Yields** (RS)

fore January 1990, Public-Sector Bonds ** Before December 1990, Bank Bonds

rces: DRI-WEFA, Deutsche Bundesbank and own calculations

United States, Japan and Euro area

10-Year Government Bond Yields

(monthly averages)


HYPOTHEKENBANK IN ESSEN AG

United States : 5.50% Dec 2002; 5.80% Dec 2003
Euro area : 5.50% Dec 2002; 5.65% Dec 2003
Japan : 1.45% Dec 2002; 1.60% Dec 2003

%
16
14
12
10
8
6
4
2
0

1980 1982 1984 1986 1988 1990 1992 1994 1996 1998 2000 2002

United States —— Japan —— Euro area

Sources: ECB, DRI-WEFA and own calculations

G 3
10-Year Government Bond Yields
(monthly averages)



HYPOTHEKENBANK IN ESSEN AG

%
14
12
10
8
6
4
2
0
G 3: 4.6% Dec 2002; 4.8% Dec 2003
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

Sources: ECB, DRI-WEFA and own calculations

Interest Rate Forecast Research

Interest Rate Forecast Research

	Current	Sep 30, 2002	Dec 30, 2002	Mar 31, 2003	June 30, 2003	Sep 30, 2003
3 months	3,44	3,75	4,00	4,25	4,20	4,20
1 year	3,80	4,25	4,35	4,45	4,40	4,40
5-year *Pfandbriefe*	4,74	5,15	5,30	5,50	5,60	5,60
10-year *Pfandbriefe*	5,18	5,50	5,65	5,80	5,90	5,90

Implied Yields

	Current	Sep 30, 2002	Dec 30, 2002	Mar 31, 2003	June 30, 2003	Sep 30, 2003
3 months	3,44	3,56	3,79	3,97	4,18	4,34
1 year	3,80	3,99	4,19	4,39	4,54	4,66
5-year *Pfandbriefe*	4,74	4,84	4,94	5,03	5,12	5,19
10-year *Pfandbriefe*	5,18	5,25	5,31	5,36	5,42	5,46

As of: June 28, 2002

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

- Consensus Forecasts for Germany
- Assessment of the Interest Rate Trend by Leading Banks

Consensus Forecasts for Germany

As of: June 10, 2002

* The *Pfandbrief* yields were derived from the following spreads resulting from the forecasts of the Bund yields:
Spreads *Pfandbriefe* - Bunds: Sep'02: 30 bp / Jun'03: 30 bp

	GDP		Consumer Prices		3-Month-Euribor		10-Year Bund		10-Y *Pfandbriefe* *	
Institution	**2002**	**2003**	**2002**	**2003**	**Sep'02**	**Jun'03**	**Sep'02**	**Jun'03**	**Sep'02**	**Jun'03**
Deutsche Bank	1,4	3,1	1,7	1,7	3,6	4,6	5,3	5,8	5,6	6,1
Dresdner Bank	1,3	2,3	1,5	1,7	3,5	3,9	5,2	5,3	5,5	5,6
Invesco Bank	1,3	2,5	2,1	2,1	na	na	na	na	na	na
ifW - Kiel Institute	1,2	2,7	1,7	1,6	3,6	4,3	5,3	5,5	5,6	5,8
Lehman Brothers	1,2	2,9	1,7	1,8	3,9	4,6	5,4	5,8	5,7	6,1
HypoVereinsbank	1,1	2,0	1,8	2,0	3,7	4,3	5,3	5,2	5,6	5,5
Merrill Lynch	1,1	3,7	1,7	1,8	3,6	4,4	5,1	5,3	5,4	5,6
Sal Oppenheim	1,1	2,7	1,7	1,5	3,4	4,2	5,2	5,5	5,5	5,8
UBS Warburg	1,1	2,3	1,4	0,7	3,8	4,3	5,2	5,4	5,5	5,7
Commerzbank	1,0	3,0	1,8	2,0	3,8	4,6	5,4	5,6	5,7	5,9
Delbruck & Co	1,0	2,0	1,7	2,0	3,5	4,1	5,4	6,0	5,7	6,3
Helaba Frankfurt	1,0	2,3	1,7	2,0	3,5	4,5	5,4	5,8	5,7	6,1
IW - Cologne Institute	1,0	2,4	1,5	1,5	3,5	4,0	5,0	5,5	5,3	5,8
Bank Julius Baer	0,9	2,4	1,7	1,9	3,4	3,9	5,2	5,1	5,5	5,4
DGZ DekaBank	0,9	2,6	1,5	1,2	3,6	4,2	5,2	5,6	5,5	5,9
DIW - Berlin Institute	0,9	2,4	1,5	1,6	na	na	na	na	na	na
HSBC Trinkaus	0,9	2,2	1,4	1,1	3,6	4,0	5,2	5,4	5,5	5,7
HWWA	0,9	2,4	1,7	1,8	3,5	3,8	5,2	5,5	5,5	5,8
RWI Essen	0,9	2,3	1,5	1,7	3,5	3,8	5,3	5,6	5,6	5,9
Bankgesellsch.Berlin	0,8	2,8	1,6	1,5	3,9	4,4	5,5	5,2	5,8	5,5
Bayerische Lbank	0,8	2,4	1,7	2,2	3,6	3,9	5,3	5,8	5,6	6,1
DZ Bank	0,8	2,3	1,4	1,5	3,5	4,1	5,0	5,2	5,3	5,5
FAZ Institute	0,8	2,4	1,6	1,8	3,6	3,9	5,3	5,6	5,6	5,9
Morgan Stanley	0,8	2,5	1,6	1,3	3,8	4,5	5,3	5,6	5,6	5,9
Westdeutsche Lbank	0,8	2,7	1,7	1,7	3,8	4,4	5,5	5,4	5,8	5,7
WGZ Bank	0,8	2,5	1,6	1,5	3,8	4,2	5,2	5,5	5,5	5,8
MM Warburg	0,7	2,5	1,7	1,7	3,6	4,4	5,3	5,5	5,6	5,8
SEB	0,7	2,3	1,7	1,7	3,9	4,3	5,3	5,6	5,6	5,9
BHF Bank	0,6	2,5	1,6	1,7	3,6	4,0	5,3	5,3	5,6	5,6
Average*	1,0	2,5	1,6	1,7	3,6	4,2	5,3	5,5	5,6	5,8
Essen Hyp	1,0	2,5	1,4	1,6	3,8	4,2	5,2	5,6	5,5	5,9
Highest forecast*	1,4	3,7	2,1	2,2	3,9	4,6	5,5	6,0	5,8	6,3
Lowest forecast*	0,6	2,0	1,4	0,7	3,4	3,8	5,0	5,1	5,3	5,4

*excluding Essen Hyp

Source: Consensus Forecasts June 2002, Hypothekenbank in Essen AG

sessment of the Interest Rate Trend by Leading Banks


HYPOTHEKENBANK IN ESSEN AG

' 01, 2002: Euro 3-Month Money Rates: 3.39 % 10-Year Bunds: 5.12 %
05, 2002: Euro 3-Month Money Rates: 3.48 % 10-Year Bunds: 5.10 %

	The forecasts of the Euro 3-Month Money Market Rates were as follows:						The forecasts of the 10-Year Bunds' Yields were as follows:					
	Dec 31, 2002			Jun 30, 2003			Dec 31, 2002			Jun 30, 2003		
ecast made on:	May 01, 2002	Jun 05, 2002	Change	May 01, 2002	Jun 05, 2002	Change	May 01, 2002	Jun 05, 2002	Change	May 01, 2002	Jun 05, 2002	Change
iks												
ık Julius Bär	3,89	3,89	0,00	4,39	4,39	0,00	5,10	5,10	0,00	5,50	5,50	0,00
Bank	3,60	3,65	0,05	4,10	4,05	-0,05	5,00	5,00	0,00	5,25	5,10	-0,15
erische LBank	3,60	3,60	0,00	3,60	3,90	0,30	5,60	5,60	0,00	5,90	5,90	0,00
nmerzbank	4,00	4,10	0,10	4,50	4,60	0,10	5,30	5,50	0,20	5,40	5,60	0,20
brück & Co.	3,75	3,75	0,00	4,30	4,40	0,10	5,60	5,60	0,00	6,00	6,10	0,10
sdner Bank	3,70	3,80	0,10	3,90	4,00	0,10	5,20	5,20	0,00	5,20	5,30	0,10
ıtsche Bank	4,10	4,10	0,00	4,70	4,70	0,00	5,50	5,50	0,00	5,80	5,80	0,00
ESCO	4,00	4,00	0,00	4,40	4,40	0,00	5,40	5,40	0,00	5,40	5,40	0,00
ı.Warburg	3,90	4,00	0,10	4,50	4,50	0,00	5,50	5,50	0,00	5,70	5,60	-0,10
RD/LB	3,80	3,80	0,00	4,10	4,10	0,00	5,30	5,40	0,10	5,30	5,40	0,10
BC Trinkaus & Burkh.	3,75	3,75	0,00	4,50	4,20	-0,30	5,30	5,30	0,00	5,30	5,40	0,10
ɔoVereinsbank	4,00	4,15	0,15	4,30	4,40	0,10	5,10	5,40	0,30	5,30	5,20	-0,10
erage	**3,84**	**3,88**	**0,04**	**4,27**	**4,30**	**0,03**	**5,33**	**5,38**	**0,05**	**5,50**	**5,53**	**0,03**
highest	4,10	4,15	0,05	4,70	4,70	0,00	5,60	5,60	0,00	6,00	6,10	0,10
lowest	3,60	3,60	0,00	3,60	3,90	0,30	5,00	5,00	0,00	5,20	5,10	-0,10

jend: lowest forecast
highest forecast

ırces: Magazine "Finanzen", several issues

History of the Interest Rate Development



HYPOTHEKENBANK IN ESSEN AG

%

16 14 12 10 8 6 4 2 0

Germany: Yields on outstanding bonds.
United States: Yields on 10-year corporate bonds; since 1953 yields on 10-year government bonds.
Japan: Yields on 7-year government bonds; since May 1980 yields on 10-year government bonds.

1870 1878 1886 1894 1902 1910 1918 1926 1934 1942 1950 1958 1966 1974 1982 1990 1998 2006

United States — Japan — Germany

Sources: Deutsche Bundesbank, Dresdner Bank, Federal Reserve Bank of St. Louis, Milton Friedman: "Monetary trends in the United States and .., ..., 1867-1975", *Global Financial Data*, DRI-WEFA

United States

Unit Labor Cost in the Nonfarm Business Sector

(compounded annual rates of change)


HYPOTHEKENBANK IN ESSEN AG

%
8
7
6
5
4
3
2
1
0
-1
-2
-3
-4
-5
-6
Q1 2000
Q2 2000
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001
Q1 2002
Q2 2002

Sources: DRI-WEFA, own calculations

Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2002/2003

Imprint

Hypothekenbank in Essen AG
Research
Dirk Chlench
Gildehofstr. 1
D-45127 Essen / Germany
Phone: +49 201 8135-442
Fax: +49 201 8135-142
Internet: www.essenhyp.com/investors
E-mail: Dirk.Chlench@essenhyp.com

RESEARCH

This report has been prepared and published by Hypothekenbank in Essen AG. It is exclusively intended for the bank's professional and institutional customers.

The report is based upon data and information which Hypothekenbank in Essen AG believes to be reliable. However, no liability is accepted for the correctness or accuracy of the data in question. This report does not constitute an offer, an invitation or a recommendation for the purchase and sale of securities and should not be used - either in its entirety or in extracts - as a basis of information in connection with the conclusion of a contract or of any other obligation of any kind. It is provided exclusively for information purposes. The assessments contained in this report are our optimum appraisal at a given point in time and are subject to change without notice.

Hypothekenbank in Essen AG accepts no liability for any costs, losses or damage arising from - or in connection with - the use of this report or any part thereof.

The views expressed in this report do not constitute the official opinion of the bank.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
E-mail: info@ve-k.de

Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

- Forecast meeting Mar 27, 2003
- Forecast meeting Nov 6, 2002
- Forecast meeting Aug 19, 2002
- Forecast meeting May 14, 2002
- Forecast meeting Feb 07, 2002
- Forecast meeting Oct 01, 2001
- Forecast meeting Jun 19, 2001
- Forecast meeting Jan 24, 2001
- Forecast meeting Nov 22, 2000
- Forecast meeting Sep 14, 2000
- Forecast meeting Jul 18, 2000
- Forecast meeting May 16, 2000

Interest Rate Forecast Meeting on March 27, 2003

Results of the consensus survey

Forecast for the Euro Three-Month Money Market Rate
Status as of March 27, 2003: 2.53%

	2nd quarter of 2003	3rd quarter of 2003	4th quarter of 2003	1st quarter of 2004	2nd quarter of 2004
Consensus Forecast	2.35%	2.30%	2.40%	2.50%	2.60%
Highest Forecast	2.60%	2.75%	3.00%	3.20%	3.00%
Lowest Forecast	2.00%	2.00%	2.10%	2.00%	1.75%
as of Quarter-end					

Forecast for the 10-year *Pfandbrief* yields
Status as of March 27, 2003: 4.34%

	2nd quarter of 2003	3rd quarter of 2003	4th quarter of 2003	1st quarter of 2004	2nd quarter of 2004
Consensus Forecast	4.40%	4.50%	4.50%	4.60%	4.70%
Highest Forecast	4.75%	4.80%	5.00%	5.20%	5.00%
Lowest Forecast	4.10%	4.10%	4.00%	4.00%	3.80%
as of Quarter-end					

Participants:

Heinz-Joachim Hengesbach, Bankhaus Lampe KG, Düsseldorf
Nicole de Haan, Bankhaus Lampe KG, Düsseldorf
Andreas Speer, Bayerische Landesbank, München
Erhard Rossig, Bergbau-Berufsgenossenschaft, Bochum
Gordon Kolling, Commerzbank AG, Frankfurt
Stefan Hoffmann, Das Wertpapier, Düsseldorf
Dr. Guido Zimmermann, DGZ DekaBank, Frankfurt
Brian Mandt, Deutsche Postbank AG, Bonn
Lothar Heßler, HSBC Trinkaus & Burkhardt, Düsseldorf
Stefan Schilbe, HSBC Trinkaus & Burkhardt, Düsseldorf
Dirk Chlench, Hypothekenbank in Essen AG, Essen
Raimund Bitter, Hypothekenbank in Essen AG, Essen
Dr. Gert Schmidt, IKB Deutsche Industriebank AG, Düsseldorf
Claudia Windt, Landesbank Hessen-Thüringen, Frankfurt am Main
Dr. Thorsten Schmidt, Rheinisch-Westfälisches Institut für Wirtschaftsforschung, Essen
Dr. György Barabas, Rheinisch-Westfälisches Institut für Wirtschaftsforschung, Essen
Peter Hohlfeld, Rheinisch-Westfälisches Institut für Wirtschaftsforschung, Essen
Dr. Roland Döhrn, Rheinisch-Westfälisches Institut für Wirtschaftsforschung, Essen
Dirk Schoppmeier, Sparkasse Essen, Essen
Olaf Kilimann, Volksbank Marl-Recklinghausen eG, Marl
Helmut Goecker, Westfalenbank AG, Bochum
Norbert Schlierkamp, Westfälische Hypothekenbank AG, Dortmund
Robert Holl, Westfälische Landschaft Bodenkreditbank AG, Münster

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Investor relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Articles in 2003

- Germany/Europe: Build up anti-cyclical stock positions March/April 2003
- USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003? January/February 2003

Articles in 2002

- USA: The last ray of hope for the world economy November/December, 2002
- Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
- USA: The U.S. consumers are well alive and kicking! July/August, 2002
- World:Real interest rates and funding conditions May/June 2002
- Euro area: Markets will once again beat economists on ECB rates! March/April 2002
- USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

- World: Will the New Economy Continue? November/December 2001
- USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
- Germany: Searching for the trough of the business cycle July/August 2001
- USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
- Japan: A brief review of the recent BOJ monetary policy March/April 2001
- USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

- Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
- Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
- USA: A flexible labor market is the key issue for a bull market. July/August 2000
- Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
- USA: Overvalued US stock market - so what? March/April 2000
- Germany: The return of inflation? January/February 2000

Articles in 1999

- World: The role of asset prices in US Fed and ESCB monetary policy December 99
- World: Some Thoughts on the 'liquidity' argument November 1999
- USA: Inflation-led interest rate fears - and rightly so? October 1999
- USA: Don't stay long in bonds September 1999
- Euro area: A review of the first six months of the euro currency August 1999
- USA: Do we get a bear market like in 1994 ? July 1999
- USA: Real Wages versus Unemployment Rate June 1999
- Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
- Euro Area: Implied inflation expectations April 1999
- Euro Area: Real 3-month interest rates March 1999
- USA: Personal savings rate February 1999

Investor Relations

Current Financial and Economic Topics

Germany/Europe - Build up anti-cyclical stock positions
March/April 2003

Guest article by Dieter Thomaschowski, Senior Analyst Stocks, da Vinci Asset Management AG I.L.

The European equity markets have been going south for more than three years now. In March 2000 both the German Stock Market Index (DAX) and the Euro STOXX peaked at 8,136 points and 5,522 points respectively. By the end of March 2003, however, German and European investors suffered substantial losses, with the index performance down 60% and 70% respectively. The downward trend of U.S. blue chips was noticeably less pronounced. In terms of stock market performance, the 'Black Friday' of 1929 is the only event which is more or less comparable to the present equity market situation. With the stock markets in the doldrums, yields for 10-year European bonds have dropped below 4%, the lowest level for several years. In view of the pension scheme problems in the United States, Great Britain and continental Europe, demand for government bonds is expected to remain vigorous in the coming months.

Benefiting from Stock Price Volatility ...


9000
8000
7000
6000
5000
4000
3000
2000
1000
DAX Future
120
115
110
105
100
95
90
85
80
Bund Future
S 92
S 96
S 97
S 00
S 02

In Are the international stock markets anticipating a worldwide recession? Certainly not. They simply blow this out of all proportions. The German stock market is now at a 7-year low, which, in relative terms, corresponds to the lowest level of the past 20 years!

Most financial experts and economists consider the economic situation in Germany and the euro area as generally dismal. Due to the Iraq war and other factors, the business climate in the euro area has reached a 6-year low. Similarly, the companies surveyed by the IFO Institute for Economic Research have once again adopted a more pessimistic stance as regards their business outlook. While some economists expect economic growth in Germany to reach a 'red zero' at the end of the year, the somewhat more favorable projections range from 0.4% to 0.5%. Further ECB rate cuts have, to a great extent, already been discounted by the bond markets.

Optimism on the stock markets is the exception rather than the rule. As long as an end to the Iraq war is not in sight, stock markets will remain extremely volatile. According to financial experts surveyed by the Centre for European Economic Research (ZEW), the 6-month price targets of the Euro STOXX and the DAX stand at 2,200 points and 2,600 points respectively.

Arguments against German stocks

Measured by the ratio of market capitalization to GDP, share ownership is of minor importance in Germany, compared to the United States or Great Britain. As a result the 'Deutschland AG' is depending too heavily on foreign capital. Leaving aside the takeover of Wella AG by Procter & Gamble, Anglo-Saxon investors have given the German stock market the cold shoulder in recent months.

It is of paramount importance to implement pension reforms in Germany, Italy and France. The German system where compulsory and private health insurance run parallel must be improved. In this context, the compulsory and private health insurance companies should be allowed to access the entire market after a transitional period. Even though innovative ideas to solve the pension problems are desirable, it would be advisable not to fight all controversial issues in public.

Increased risk aversion by banks, combined with the reluctance to grant new loans, might well be a drag on any future economic recovery.

Buying shares anti-cyclically – a good idea?

Why? Have share prices finally reached their low? Perhaps, yes. There is a residual risk of 10% to 20%. Even if the former peaks experienced in the euro area will not be repeated for many years to come, there is a realistic chance to generate price gains ranging from 50% to 100% on selected European blue chips.

Classical key figures, such as the price earnings ratio, the ratio of market capitalization to turnover, the market cap at book value and a sustainable dividend yield are the most important factors to be taken into account when selecting the shares to buy.

In this analysis we will mainly focus on DAX blue chips. As many as 12 DAX-listed companies will increase their dividend payments compared to the previous year. The average dividend yield of all companies listed in the DAX 30 stood at 3.4% as of April 1, 2003, the highest level for more than 20 years.

Selected DAX Companies			
Company	Stock Price as of April 1, 2003	Dividend 03 (expected)	Dividend Yield
Allianz	47.76	1.50	3.14%
BASF	33.50	1.40	4.18%
Bayer	12.35	0.90	7.29%
DaimlerChrysler	26.42	1.50	5.68%
Deutsche Bank	38.41	1.30	3.38%
Deutsche Post	9.21	0.40	4.34%
Eon	37.92	1.75	4.61%
Linde	27.60	1.13	4.09%
Lufthansa	7.70	0.60	7.79%
RWE	20.79	1.10	5.29%
Schering	38.52	0.93	2.41%
Siemens	37.41	1.00	2.67%
ThyssenKrupp	7.32	0.40	5.46%
TUI	8.55	0.82	9.59%
VW	29.33	1.30	4.43%

As of April 1, 2003 the dividend yields of TUI, Lufthansa, Bayer, Daimler Chrysler, ThyssenKrupp and RWE ranged from 5.3% to 9.6%.

Should the Iraq war take several months, the question arises as to whether dividend payments on TUI and Lufthansa shares will remain stable. The launching of various new models will put VW ahead of some of its competitors in 2003 and 2004.

In terms of earnings ratios, DaimlerChrysler and VW stocks are extremely cheap by historical standards. However, this assessment is based on the assumption that demand for new cars will regain momentum in 2004 at the latest.

The healthcare company Schering is underpriced by European, as well as worldwide standards. With a fair value of 65 to 85 euros, the company must be regarded as a takeover candidate at the current price level.

In an extreme situation, as is experienced at the moment, medium- and long-term investors who are looking beyond the end of their noses will finally reap the benefits. We expect that economic growth in the euro area will average 2.5% p.a. in 2004 and 2005. However, stock markets will bet on a more favorable outlook even earlier than that. And this is when Allianz shares, which temporarily lost up to 90% compared to their historical peak, will once again attract investors' attention. Thanks to the planned capital increase Allianz will have additional leeway to dispose of its portfolio of shareholdings at the best possible terms. Allianz holds, for instance, an important stake in Beiersdorf, with the fair value of the Beiersdorf shares ranging from 130 to 165 euros per share according to our estimates.

Excursion:

As soon as an end to the Iraq conflict is in sight, this will provide new stimulus to the German stock market.

In the long run, Germany will not get around the sponsoring of long-term stockholdings as one element of retirement provisions. One option would be to exempt the acquisition of shares up to a total amount of, say 6,000 euros per year from tax payments, provided that these shares are acquired for retirement provision purposes.

Eligibility criteria

- The stock corporation (Aktiengesellschaft) has its registered office in Germany and 'secures' jobs in Germany
- The stocks are acquired for retirement provision purposes

In addition to this, the acquisition of shares of medium-sized companies (Mittelstand) could be sponsored by using a multiplier of, say 1.5 so that an investment of up to 9,000 euros per year in this category could be exempt from taxation.

- Tax will be deducted upon employment of the funds after retirement (flat-rate taxation)

The temporary shortfall of tax revenue is negligible, given that the positive impact on the German capital market will by far outweigh reduction in tax receipts. We estimate that no more than 5%-10% of the working population (employed and self-employed) would make use of this type of sponsoring at the beginning.



Guest article by Dieter Thomaschowski, Senior Analyst Stocks, da Vinci Asset Management AG I.L.

If you have any comments or questions, please contact:

Dieter Thomaschowski

Tel.: +49 69 92024-153
E-mail: d.thomaschowski@davinci-am.de

Investor Relations

Current Financial and Economic Topics

USA - Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003?

January/February 2003

Guest article by Uwe Ehrismann, Bond Portfolio Manager, Wilhelm von Finck AG

Even though the growth figures for the final quarter of 2002 will not be published before the end of January 2003 – growth expectations come to 1% - 1.5% - it can be forecasted as early as now that the U.S. economy grew by an average of around 3% compared to year-end 2001.
In 2001 the Federal Reserve and the Federal Government implemented a massive economic stimulus package which combined aggressive rate cuts of as much as 475 basis points and an expansionary and long-term oriented fiscal policy. In 2002 alone this economic stimulus package came to around $100bn. Sound economic growth during the past year is the best proof of the effectiveness of these measures, which will continue to provide a considerable stimulus even beyond year-end 2002. Economists generally hold the view that monetary policy operates with a time lag of 9-12 months and that the effects of rate cuts become even more powerful after 2-3 years. In view of the announced additional economic stimulus package of $40bn and the fact that the Federal Reserve trimmed interest rates by another 50 basis points to a historical 1.25% low in November 2002, we can certainly face the new year with confidence, even though economic growth is likely to be less vigorous than in 2002.

Up to now, private consumption has been the main buttress of the U.S. economy. Consumer spending, which has a two thirds share in the U.S. GDP, grew at an average of 3% year-on-year. Even though the stock market malaise of the past three years caused negative wealth effects, this development was to a large extent counterbalanced by the booming U.S. real estate market. With the value of their homes increasing, private households had additional scope to take out new loans. Together with historically low interest rates, this development resulted in a tremendous increase in new mortgages and mortgage refinancing activities. In 2002 the total volume of new mortgage applications tripled.


MBA Index (new and refinanced mortgage applications) and 30-year mortgage rates
Index
%
1600
1400
1200
1000
800
600
400
200
0
5,5
6,0
6,5
7,0
7,5
8,0
8,5
9,0
9,5
1995
1996
1997
1998
1999
2000
2001
2002
Index (LS)
mortgage rates (RS)

In terms of volume and impact, the positive stimulus on private consumption provided by the prospering real estate market was by far higher than the effects of the implemented

fiscal policy measures. Having said this, however, these additive effects will to a great extent taper off in 2003.
The second buttress of private consumption can be found in the substantial tax cuts, which resulted in an increase in the disposable personal income. As mentioned above, further tax reductions are planned for 2003. However, their total volume will clearly fall below the 2002 level so that their impact on the disposable personal income is set to be less pronounced than in the previous year.
Last but not least, retailers also bolstered consumer spending by providing a wide range of buying incentives. It tends to be more profitable for producers to ensure high capacity utilization - even if this goes hand in hand with lower margins and price cuts - than to scale down production in order to maintain stable - and higher - prices. However, it has to be mentioned that these buying incentives partly weigh on future consumption, given that some consumers simply accelerate planned expenditures in order to take advantage of the current price cuts.
Further determinants to be mentioned here are the labor market situation and inflationary trends.
As far as the labor market is concerned, an improvement is not expected in 2003. We merely forecast a moderate recovery as from the middle of the year.
A slowdown in inflation will, ceteris paribus, result in an increase of the disposable personal income in real terms. Between May 2001 and June 2002 inflation rates were clearly on the decline, which further bolstered the already robust consumer spending. However, since mid-2002 prices have started to pick up again so that the consumer spending environment will be less favorable in 2003. Conclusion: private consumption will continue to prosper in 2003, albeit with more moderate growth rates than in 2002.

The Federal Government, too, provided a powerful stimulus to economic growth in 2002. The currently available data suggests that public spending grew by an average of 4.5% year-on-year.


Budget surplus/deficit
in $ bn
in $ bn
800
600
400
200
0
-200
-400
5
61
111
135
175
213
263
309
454
653
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012
CBO estimate 03/02
CBO estimate 08/02

However, dwindling revenues, together with a pick-up in expenditures caused a massive deterioration of the federal budget situation.
Two aspects are particularly important in this context:
1. Defense expenditures accounted for a substantial portion of overall government spending. From a macroeconomic point of view, this fact must be considered as detrimental, given that these amounts are used for consumption (and not investment) purposes and thus do not help to increase the economic capital base. The ratio between public spending for investment purposes and public spending for consumption purposes has clearly deteriorated. If, however, a government permanently spends more money on

consumption than on investment, this will have an adverse impact on long-term economic growth. The latter is all the more true if these consumption expenditures are financed by increasing the debt burden.
2. The budget situation of the Federal States, too, has deteriorated considerably. The total budget deficit accumulated by the Federal States is estimated to reach $70bn in 2003. While the constitutions of certain Federal States prohibit borrowings, other States have already taken on huge amounts of debt. As a result, there is an urgent need for cutting expenditures and/or increasing taxes such as the tobacco tax, which was clearly increased in 2002. Other sources of income are being tapped as well. The State of New York, for instance, hiked property taxes by as much as 18.5% (cp. "Finanznot der US-Bundesstaaten bedroht Konjunktur", Börsenzeitung 7.12.2002, an article dealing with the Federal States' adverse budget situation).
Conclusion: the U.S. Federal Government is set to further stimulate economic growth in 2003.
In contrast to this, however, the Federal States and municipalities will be forced to adopt a more restrictive fiscal policy, so that overall public spending is set to grow at a slower pace in 2003.
The corporate sector, too, contributed to the robust economic growth in 2002. First of all, the series of inventory reductions has come to an end and companies started to stock up again. While inventories were scaled down by $98bn in the 4th quarter of 2001, the preliminary figures for the 3rd quarter of 2002 show an increase by $15.5bn.
Investment in equipment and software also improved in the course of the year. In the 3rd quarter of 2002 they were up 1.1% in year-on-year terms. Growth in corporate investment as a whole would have been even more vigorous if commercial construction had not been taken into account in the calculations. This segment saw a contraction by $58bn, i.e. 0.6% of the GDP, compared to the same quarter of the previous year.
The corporate sector continues to suffer from its weak earnings power. While corporate profits after tax and depreciation (based upon figures from the national accounts) came to $640bn, i.e. a substantial increase by $150bn, as early as in the 4th quarter of 2001, they again lost momentum in the course of the year, dropping to $556bn in the 3rd quarter of 2002 despite record low unit labor costs.
Conclusion: apart from the overall sentiment in the corporate sector and sales expectations, corporate profits are the key determinant for the future development of corporate investment. Given that we expect no more than a gradual improvement of the U.S. companies' earnings power, corporate investment is set to edge up only moderately in 2003.

There will be no perceivable improvement in the labor market situation in the foreseeable future. The leading indicators observed by us went even further south in recent months. This downwards trend was confirmed by the increase in the unemployment rate to 6% in November over 5.6% in September. Against this background, it has to be assumed that unemployment is set to maintain its current level until the 2nd quarter of 2003 and will then edge down to around 5.5% by year-end 2003.

The question as to whether deflation is imminent or might even exist already was a key issue in 2002 and will remain on the agenda in 2003. In fact, the development of prices for certain individual goods, such as garments, does reveal a deflationary trend. However, this cannot be projected for the majority of all goods and services. In particular the service sector, which has a share of 60% in the calculation of the overall price development, does not show any signs of deflation. Here, inflation merely decreased from 4.5% in the beginning of 2001 to currently 3.4%. The development in the health sector is just one example in this context. Prices have picked up steadily by around 5%. Overall inflation declined from 3.6% in May 2001 to 1.1% in mid-2002. However, since June 2002, prices started to edge up again so that inflation will presumably stand at 2.5% in December 2002. We expect that the peak will not be reached before February 2003. Due to the surge in energy and raw material prices inflation rates may well come to as much as 3%. In the meantime, raw material prices as measured by the CRB Commodity Index have again hit

their 1998 and 2000 peaks.
Conclusion: there was neither deflation in 2002 nor is deflation expected for 2003. Inflation is expected to rise to an average of 2.2% in 2003, over around 1.6% in 2002.

Bond market strategy

At first glance, the historically low yield levels in the United States and in the euro area seem to be rather unattractive. Nevertheless, at least in the beginning of the year there should be some scope to make profits on bonds. Sluggish economic growth during the winter months and the high probability of a war in the Middle East are arguments backing this assumption. As we expect economic growth to regain momentum in the course of the year, and given that a war against Iraq (if waged at all) should be over within a short period of time, yields are set to pick up again in the 2nd quarter of 2003 at the latest. And this would be the perfect occasion to buy corporate bonds.
U.S. Treasuries succeeded in outperforming euro area government bonds during most of the year - a development which cannot be explained by means of economic fundamentals. From our point of view, this is rather due to the fact that the Federal Reserve implemented quicker - and far more aggressive - rate cuts so that the U.S. yield curve became much steeper than that of the euro area. As a rule, the steeper the yield curve, the more attractive are bonds with a longer time to maturity. The considerable roll down effect makes them even more attractive, thus offering a certain protection against price declines.
In November 2002 the European Central Bank abandoned its restrained monetary stance and decided to reduce rates by 50 basis points to 2.75% - the first rate cut for a year. The ECB's comments which accompanied this monetary easing reveal that there is a certain bias towards further reducing rates.
We expect the ECB to trim its minimum bid rate by another 50 basis points in the first half of 2003, while the Federal Reserve is set to maintain its federal funds target rate at the current level of 1.25%.
Should this forecast materialize, the European yield curve will become steeper which, in turn, will make European government bonds with longer times to maturity more attractive. In the pre-run of the most recent ECB rate decision the negative yield spread between 10-year U.S. Treasuries and their European counterparts already narrowed from -75 basis points to -25 basis points. From our point of view, the turning point is about to be reached. In the course of 2003 the yield spread will thus become positive, with European government bonds outperforming their U.S. counterparts in relative terms. This view is corroborated by the assumption that the currently low yields in the euro area can be more easily justified by means of economic fundamentals than those in the United States, especially when looking at economic growth and inflationary trends.
However, the substantial debt burden accumulated by the governments on both sides of the Atlantic will weigh on the bond markets in 2003 given that a higher supply of government bonds is likely to result in a pick-up in yields.
We expect global economic growth to regain momentum in the 2nd quarter of 2002, with the United States as the driving force behind this development. If our expectations turn out to be true, this will certainly be to the benefit of corporate bonds.

Note: all figures are as of December 31, 2002.


WvF

Guest article by Uwe Ehrismann, Bond Portfolio Manager,
Wilhelm von Finck AG

If you have any comments or questions, please contact:

Uwe Ehrismann
Tel.: +49 (0) 89 45 69 16 57
E-mail: uwe.ehrismann@wvf.de

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

Our latest roadshow presentation "Economic and Interest Rate Outlook"
is available for download here.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

- Declaration of Compliance with the German Corporate Governance Code (PDF)
- Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (PDF)

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on August 20, 2002, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

A directors' and officers' liability insurance (D&O insurance) policy has been taken out for the members of both the Board of Managing Directors and the Supervisory Board. This insurance is maintained directly by our parent company, the Commerzbank Aktiengesellschaft. It also covers the members of the Board of Managing Directors and the Supervisory Board members of affiliated companies. At present, this insurance does not include a suitable deductible within the meaning of Section 3.8.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Credit Committee of the Supervisory Board, which also deals with the bank's credit and market risks. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as the Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1 Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on November 7, 2002, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his performance and the results of the business segments for which he is responsible, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of business success, the results of the business segments for which the respective Board member is responsible, and his individual performance.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Credit Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders. .

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are eliminated.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
Claims outstanding:											
Mortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290
Public-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870
Bonds and notes **)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286
Other claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035
Bonds and notes issued:											
Mortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884
Public-sector *Pfandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738
Other bonds and notes / other liabilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855
New lending commitments:											
Mortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627
Public-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235
Bonds and notes**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420
Capital and reserves:											
Subscribed capital and reserves***)	41	141	157	260	265	311	377	454	426	554	554
Profit-sharing capital	0	31	36	54	54	129	187	243	255	279	284
Subordinated liabilities	0	33	33	130	130	155	189	244	244	298	297
Balance-sheet total:	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979
Net interest and commission income:	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5
General operating expenses:											
Personnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8
Other administrative expenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0
Operating result:	5.1	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3
Net income for the year:	3.1	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2
Allocation to revenue reserves:	3.1	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0
Total distribution:	0.0	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2

Notes:*) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.



- Annual Report 2002 (English version) pdf
- Press Release as of December 31, 2002 (English version) pdf

- Annual Report 2001 (English version) html
- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf

- Interim Report as of September 30, 2002 (English version) html
- Interim Report as of September 30, 2002 (English version) pdf
- Press Release Interim Report (English version) pdf

- Annual Report 2000